As filed with the Securities and Exchange Commission on May 25, 2012.

Registration No. 333-____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

UROLOGIX, INC.
(Exact name of registrant as specified in its charter)

Minnesota	3845	41-1697237
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

14405 21st Avenue North, Suite 110
Minneapolis, MN 55447
(763) 475-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stryker Warren, Jr.
Chief Executive Officer
14405 21st Avenue North, Suite 110
Minneapolis, MN 55447
(763) 475-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles P. Moorse	Alan M. Gilbert
April Hamlin	Maslon Edelman Borman & Brand, LLP
Lindquist & Vennum, PLLP	3300 Wells Fargo Center
4200 IDS Center	90 South 7th Street
80 South 8th Street	Minneapolis, MN 55402
Minneapolis, MN 55402	Telephone: (612) 672-8200
Telephone: (612) 371-3211	Facsimile: (612) 642-8381
Facsimile: (612) 371-3207

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.01 per share	6,000,000	$1.06	$6,360,000	$728.86

(1)	Includes shares that the underwriter has the option to purchase to cover over-allotments, if any.

(2)

Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low price of Urologix, Inc. common stock as reported on the Nasdaq Capital Market on May 22, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated May 25, 2012

Urologix, Inc.

       Shares of Common Stock

We are offering        shares of our common stock. Our common stock is traded on the Nasdaq Capital Market under the symbol “ULGX.” The last reported sale price of our common stock on May 23, 2012 was $1.24 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriter an option for a period of 45 days from the date of this prospectus to purchase up to an additional        shares of our common stock to cover over-allotments, if any. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $      , and the total proceeds to us, before expenses, will be $      .

The underwriter expects to deliver the shares on or about       , 2012.

Dougherty & Company LLC

The date of this prospectus is        .

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriter has not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the documents incorporated by reference in this prospectus, and any free writing prospectus we have authorized for use in connection with this offering is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus and the documents incorporated into this prospectus by reference, include trademarks, service marks and tradenames owned by us or other companies. All such trademarks, service marks and tradenames included or incorporated by reference in this prospectus are the property of their respective owners.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Company,” “we,” “us,” “our,” or similar references, mean Urologix, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any free writing prospectus that we have authorized for use in connection with this offering contain, and may incorporate by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For these forward-looking statements, we claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. Statements containing words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may,” “will” or other similar expressions are intended to identify these forward-looking statements.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical results or trends, results anticipated or planned by us, or the results expressed in or implied by any forward-looking statements. Forward-looking statements are not guarantees of future actions, outcomes, results or performance. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	investors in this offering will experience immediate and substantial dilution;
•	our management’s determinations regarding the use or proceeds from this offering;
•

we do not comply with the Nasdaq rules for continued listing relating to minimum shareholders’ equity and we must comply with all other requirements for continued listing on Nasdaq, including Nasdaq’s requirement of a minimum bid price of $1.00 per share;

•	fluctuations in our future operating results may negatively affect the market price of our common stock;
•	our stock price may be volatile and a shareholder’s investment could decline in value;
•	future sales of shares of our common stock may negatively affect our stock price;
•	provisions of Minnesota law, our governing documents and other agreements may deter a change of control of us and have a possible negative effect on our stock price;
•	there is substantial doubt about our ability to continue as a going concern and our ability to continue as a going concern depends primarily on this offering;
•	we have a history of unprofitability and may not be able to generate sufficient cash flow to fund our operations;
•	we may need additional capital to continue our business and any additional capital we seek may not be available in the amount or at the time we need it, or on terms acceptable to us, if at all;
•	third party reimbursement is critical to market acceptance of our products;
•	we are faced with intense competition and rapid technological and industry change;
•	all of our revenues are derived from minimally invasive therapies that treat one disease, BPH;
•	government regulation has a significant impact on our business;
•	we are dependent upon a limited number of third-party suppliers for our product;
•

our business of manufacturing, marketing, and sale of medical devices involves the risk of liability claims and such claims could seriously harm our business, particularly if our insurance coverage is inadequate;

•	we are dependent on adequate protection of our patent and proprietary rights;
•	our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business;
•	we are dependent on key personnel;
•

compliance with public company regulatory requirements, including those relating to internal control over financial reporting, is expensive and our failure to comply with these requirements may negatively affect our stock price;

•	the license for the Prostiva RF Therapy System could result in operating difficulties and other harmful consequences that may adversely impact our business and results of operations;
•	if the License Agreement for the Prostiva product terminates for any reason, we would lose the ability to sell Prostiva products, which would materially harm our business;
•	the Prostiva RF Therapy System license and other agreements require significant future payments; and
•	the addition of the Prostiva RF Therapy System to our product portfolio may result in the exacerbation of certain risks to our business.

i

Forward-looking statements are based upon management’s beliefs and assumptions and are made only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws.

Forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on Form 8-K, among other places. Prospective investors should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission described below under the heading “Where You Can Find More Information.”

ii

PROSPECTUS SUMMARY

The following is a summary of this prospectus. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus or included as exhibits to the registration statement that contains this prospectus. Accordingly, you are urged to carefully review this prospectus (including all documents incorporated by reference into this prospectus) in its entirety, as well as information included in any free writing prospectus that we have authorized for use in connection with this offering.

About Urologix, Inc.

Urologix develops, manufactures, and markets non-surgical, office-based therapies for the treatment of the symptoms and obstruction resulting from non-cancerous prostate enlargement also known as benign prostatic hyperplasia (BPH). These therapies use proprietary technology in the treatment of BPH, a disease that affects more than 30 million men worldwide and is the most common prostate problem for men over 50. We market both the Cooled ThermoTherapy™ (CTT) product line and the Prostiva® Radio Frequency (RF) Therapy System. We acquired the exclusive worldwide license to the Prostiva® RF Therapy System in September 2011. These two technologies are designed to be used by urologists in their offices without placing their patients under general anesthesia. CTT uses a flexible catheter to deliver targeted microwave energy combined with a unique cooling mechanism that protects healthy urethral tissue and enhances patient comfort to provide safe, effective, lasting relief from BPH voiding symptoms by the thermal ablation of hyperplastic prostatic tissue surrounding the urethra. The proprietary Prostiva® RF Therapy System delivers radio frequency energy directly into the prostate through the use of insulated electrodes deployed from a transurethral scope, ablating targeted prostatic tissue under the direct visualization of the urologist. These focal ablations reduce constriction of the urethra, thereby relieving BPH voiding symptoms. These two proven technologies have slightly different, yet complementary, patient indications and providing them to our urologist customers enables them to treat a wide range of patients in their office. We believe that these office-based BPH therapies are efficacious, safe and cost-effective solutions for BPH as they have shown results clinically superior to those of medication based treatments and without the complications and side effect profile inherent with surgical procedures.

Our goal is to establish Cooled ThermoTherapy and Prostiva RF Therapy as the preferred therapeutic options considered by urologists for their BPH patients in the earlier stages of disease progression who do not want to take chronic BPH medication or are unhappy with the side effects, costs or results. A urologist can choose between our two therapies based upon clinical criteria specific to the BPH patient’s presentation. Our business strategy to achieve this goal is to:

•	Educate patients and urologists on the benefits of Cooled ThermoTherapy and Prostiva RF Therapy through the Company’s “Think Outside the Pillbox!” and other market development efforts,

•	Increase utilization of Cooled ThermoTherapy and Prostiva RF Therapy by urologists who already have access to a Cooled ThermoTherapy and/or Prostiva RF Therapy system,

•	Increase the number of urologists who utilize one or both of our therapy treatment options for their patients,

•	Continue to partner with our European distributors to support the customers outside the United States, and

•	Pursue other technologies to add to our portfolio that fit our brand, distribution channels and clinical standards through acquisition or other partnering structures.

Benign Prostatic Hyperplasia

The prostate is a walnut-sized gland surrounding the male urethra (the channel that carries urine from the bladder out of the body) that is located just below the bladder and adjacent to the rectum. BPH is a non-cancerous disease in which the prostate grows and constricts the urethra causing adverse changes in urinary voiding patterns. While the actual cause of BPH is not fully understood, it is known that as men reach middle age, cells within the prostate begin to grow at an increasing rate. As the prostate grows, it compresses or impinges on the urethra and bladder neck, thereby restricting the normal passage of urine. BPH patients typically suffer from a variety of troubling symptoms generally referred to as LUTS (Lower Urinary Tract Symptoms), which can have a significant impact on the quality of life of men suffering from BPH. LUTS caused by BPH includes frequent urination during the day and night, difficulty starting or stopping urination, urgency to urinate and painful urination. Delay in treatment may lead to serious consequences including complete obstruction (acute retention of urine), urinary tract infections, bladder stones, degeneration of bladder function and, in extreme cases, kidney failure.

Market Opportunity

While there are over 30 million men worldwide with symptomatic BPH, we are focused on growing our market penetration primarily in the U.S. The U.S. BPH market is large, underpenetrated and can be expected to continue to grow due to the general aging of the population as well as increasing life expectancies. BPH generally affects men after the age of 50. Epidemiological studies have shown that BPH will occur in a percentage of men roughly equivalent to the average age of the group studied. To illustrate this concept, on average, 70 year old men have a 70% chance of having BPH, while 60 year old men have a 60% incidence rate. Approximately half of men with BPH will have moderate to severe LUTS related to their disease as determined by the standard method of assessing symptoms. Patient claims analysis has shown that there are over 8.7 million men that are currently diagnosed with BPH in the U.S. Based on the aging of the population and the incidence of the disease, we estimate over 750,000 new patients each year will develop clinically significant BPH in the U.S. alone.

Our Solution

We believe that both CTT and Prostiva provide incremental value to the patient, the urologist and the healthcare system overall. Patients have an effective and durable procedure that will relieve the majority of them from the burden of chronic medication without the risk of general anesthesia or the expense of paying hospital deductibles. Urologists can make their patients healthier with a technology that fits into their office clinical routine and is well reimbursed. The healthcare system benefits because the overall cost of these office-based procedures is substantially less than the total cost for any surgical option and saves the costs of chronic medication. We believe our two technologies that account for the majority of office-based BPH procedures are well positioned for growth.

Company Information

We were originally incorporated under the laws of the State of Minnesota in May 1991 under the name Interventional Technology, Inc. In September 1991, we changed our name to Urologix, Inc.

Our executive offices are located at 14405 21st Avenue North, Suite 110, Minneapolis, MN 55447, and our telephone number is (763) 475-1400. Our company website is www.urologix.com. None of the information contained on our website or that can be accessed through our website is part of this prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “ULGX.”

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 4 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	Urologix, Inc., a Minnesota corporation

Securities offered	shares of common stock, $0.01 par value

Over-allotment option

We have granted the underwriter an option to purchase up to an additional        shares of common stock which must be exercised within 45 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock issued and outstanding prior to this offering	14,802,868 (1)

Common stock issued and outstanding after this offering	(1)(2)

Use of proceeds

We intend to use the net proceeds from the sale of our common stock in this offering to fund our sales and marketing initiatives, to make certain required payments related to our license of the Prostiva RF Therapy System technology, to support our research and development activities and for working capital and general corporate purposes. See “Use of Proceeds” on page 15 of this prospectus.

Market and trading symbol for our common stock	Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “ULGX.”

(1)

The number of shares of common stock issued and outstanding immediately prior to and immediately following the closing of this offering, as shown above, assumes that all shares offered hereby (other than shares issuable pursuant to any exercise of the underwriter’s overallotment option) are sold and is based on 14,802,868 shares of our common stock issued and outstanding as of May 23, 2012 and, as of that date, excluded 1,584,378 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average price of $1.52 per share and 523,559 shares of our common stock reserved for future issuance under our Amended and Restated 1991 Stock Option Plan, as amended. Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding options to purchase shares of our common stock are exercised.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to any exercise of the underwriter’s over-allotment option.

RISK FACTORS

Risks Related to this Offering

Management will have broad discretion as to the use of certain of the proceeds from this offering, and we may not use these proceeds effectively.

We intend to use the net proceeds from this offering to fund our sales and marketing initiatives, to make certain required payments related to our license of the Prostiva RF Therapy System technology, to support our research and development activities and for working capital and general corporate purposes.

With respect to those funds used for working capital and general corporate purposes, management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $       per share in this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and based on a net tangible book value of our common stock of $(0.25) per share as of March 31, 2012, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $       per share in the net tangible book value of common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Risks Related to Our Common Stock

We do not comply with Nasdaq’s listing requirements and if our common stock is delisted it may then become illiquid.

We currently do not meet the Nasdaq Listing Rule requiring that we have minimum shareholders’ equity of at least $2.5 million. Because we fail to meet the minimum shareholders’ equity listing requirement, we must submit a plan of compliance to the Nasdaq Stock Market by June 14, 2012. Upon review of the plan of compliance, Nasdaq will determine whether we have regained compliance, whether to grant an extension of up to 180 days to regain compliance, or whether to delist our common stock from the Nasdaq Capital Market. Compliance with the minimum shareholders’ equity requirement will be achieved only through generating significant income from operations during the timeframe for compliance or by completing an equity financing in an amount sufficient to restore our shareholders’ equity to at least $2.5 million. While we expect that the net proceeds from this offering will be sufficient to restore our shareholders’ equity to at least the $2.5 million required by the Nasdaq Listing Rules, we cannot assure you that we will be able to regain compliance within the timeframes permitted by the Nasdaq Listing Rules or that if we regain compliance with the minimum shareholders’ equity requirement, that we will be able to sustain compliance with all of the requirements for continued listing on the Nasdaq Capital Market.

In addition to satisfying Nasdaq’s minimum shareholders’ equity listing requirement and Nasdaq’s other continued listing requirements, in order to maintain our listing on the Nasdaq Capital Market, our common stock must sustain a minimum bid price of at least $1.00 per share. Through May 23, 2012, the high and low sales prices of our common stock during fiscal 2012 were $0.65 and $1.71, respectively, and the last reported sales price of our common stock in the Nasdaq Capital Market on May 23, 2012 was $1.24 per share. If the minimum bid price of our common stock drops below $1.00 per share for 30 consecutive business days, we will be notified of non-compliance with Nasdaq’s requirement and we will be given a 180 day grace period in which to regain compliance. In order to regain compliance, the minimum bid price of our common stock must be $1.00 per share or greater for 10 consecutive business days. We received notice of non-compliance with Nasdaq’s minimum bid price requirement in August 2010, and again in August 2011. Although we were able to regain compliance on both occasions (most recently in January 2012), we cannot assure you that if we fail to satisfy the $1.00 minimum bid price requirement that we will be able to regain compliance with this requirement in the future. If we fail to maintain compliance, we may be unable to regain compliance within the allotted grace period and may be forced to consider options such as effecting a reverse stock split, which we cannot assure will be successful in achieving compliance with the minimum bid price requirement.

If we fail at any time to satisfy each of the requirements for continued listing on the Nasdaq Capital Market, our common stock may be delisted. If delisted from the Nasdaq Capital Market, our common stock will likely be quoted in the over-the-counter market in the so-called “pink sheets” or quoted in the OTC Bulletin Board. In addition, our common stock would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to “penny stocks.” These rules require brokers who sell securities that are subject to the rules, and who sell to persons other than established customers and institutional accredited investors, to complete required documentation, make suitability inquiries of investors and provide investors with information concerning the risks of trading in the security. Consequently, we believe an investor would find it more difficult to buy or sell our common stock in the open market if it were quoted on the over-the-counter market or the OTC Bulletin Board. We also believe that delisting from the Nasdaq Stock Market would impair our ability to raise any capital we may require in the future through an equity financing. There can be no assurance that any market will continue to exist for our common stock.

Fluctuations in our future operating results may negatively affect the market price of our common stock.

Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include but are not limited to:

•	the timing, volume and pricing of customer orders for both control units and procedure kits;
•	the impact to the marketplace of competitive products and pricing;
•	the timing of expenditures related to sales and marketing, and research and development;
•	product availability and cost; and
•	changes in or announcements regarding potential changes to the Centers for Medicare and Medicaid Services (CMS) reimbursement rates.

If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

Our stock price may be volatile and a shareholder’s investment could decline in value.

The market price of our common stock will likely vary from the public offering price. Our stock price has fluctuated in the past and may continue to fluctuate significantly, making it difficult for an investor to resell shares or to resell shares at an attractive price. The market prices for securities of technology companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility, including:

•	actual or anticipated variations in our operating results;
•	technological innovations or new commercial products introduced by our competitors;
•	developments regarding government and third-party reimbursement;
•	changes in government regulation;
•	government investigation of us or our products;
•	result of regulatory process for approval of our devices;
•	changes in reimbursement rates or methods affecting our products;
•	developments concerning proprietary rights;
•	litigation or public concern as to the safety of our products or our competitors’ products;
•	our compliance with the requirements for continued listing on the Nasaq Stock Market and disclosures regarding our non-compliance with any requirement;
•	investor perception of us and our industry;
•	general economic and market conditions including market uncertainty;
•	national or global political events;

•	difficulties with international expansion or operations;
•	public confidence in the securities markets and regulation by or of the securities markets; and
•	changes in senior management.

In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small-capitalization, high-technology companies in particular, which are often unrelated to the operating performance of these companies. Any failure by us to meet or exceed estimates of financial analysts is likely to cause a decline in our common stock price. Further, there has been limited trading volume in our common stock, which tends to depress the market prices of our common stock and may make it difficult for you to resell shares at time and prices that you feel are appropriate.

Future sales of shares of our common stock may negatively affect our stock price.

Future sales of our common stock, including sales of our common stock through this offering, could have a significant negative effect on the market price of our common stock. In addition, upon exercise of outstanding options, the number of shares outstanding of our common stock could increase substantially. This increase, in turn, could dilute future earnings per share, if any, and could depress the market value of our common stock. Dilution and potential dilution, the availability of a large amount of shares for sale, and the possibility of additional issuances and sales of our common stock may negatively affect both the trading price and liquidity of our common stock.

Provisions of Minnesota law, our governing documents and other agreements may deter a change of control of us and have a possible negative effect on our stock price.

Certain provisions of Minnesota law, our articles of incorporation and bylaws and other agreements may make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire control of us, including:

•	the provisions of Minnesota law relating to business combinations and control share acquisitions;
•	the provisions of our bylaws regarding the business properly brought before shareholders;
•	the provisions of our articles of incorporation and bylaws regarding our staggered board of directors;
•	the right of our board of directors to establish more than one class or series of shares and to fix the relative rights and preferences of any such different classes or series; and
•

the provisions of our stock option plans allowing for the acceleration of vesting or payments of awards granted under the plans in the event of specified events that result in a “change in control” and provisions of agreements with our executive officers requiring payments if their employment is terminated and there is a “change in control.”

These measures could discourage or prevent a takeover of us or changes in our management, even if an acquisition or such changes would be beneficial to our shareholders. This may have a negative effect on the price of our common stock.

Risks Related to Our Financial Condition

As a result of our history of operating losses and inadequate operating cash flow, there is a substantial doubt about our ability to continue as a going concern and our ability to continue as a going concern depends primarily upon this offering.

We have experienced significant operating losses to date, including net losses of $3.7 million for fiscal year 2011 and $2.2 million in fiscal year 2010. At June 30, 2011, we had approximately $3.1 million in cash and cash equivalents. At March 31, 2012, we had approximately $1.9 million in cash and cash equivalents.

As a result of our history of operating losses and negative cash flows from operations, the licensing fee and integration expenses related to the Prostiva acquisition, and the uncertainty regarding our ability to obtain additional capital, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary as a result of this uncertainty. As a result of the substantial doubt about our ability to continue as a going concern, we may experience possible adverse effects from our customers, on our creditworthiness, or on investor confidence, any of which may have a material adverse effect on our business and the trading price of our common stock.

Our ability to continue as a going concern depends primarily upon the proceeds from this offering. Our long-term capital needs will depend upon our ability to generate expected revenues both from sales of our Cooled ThermoTherapy and Prostiva products and our ability to generate positive cash flow from our business, as well as available borrowing under our line of credit with Silicon Valley Bank. Our management has and will continue to implement operational measures designed to manage expenses. However, there can be no assurance that we will be successful in improving our business following this offering.

We have a history of unprofitability and may not be able to generate sufficient cash flow to fund our operations.

We incurred net operating losses of $3.5 million for the nine months ended March 31, 2012, $3.7 million for the year ended June 30, 2011 and $2.2 million for the year ended June 30, 2010. From our inception to March 31, 2012, we have incurred losses of approximately $113.5 million. Moreover, we have historically not generated sufficient operating cash flow to fund our operations and expect to incur additional operating losses through fiscal year 2013. Following this offering, we may not be able to fund our long-term capital needs through operating cash flow alone. While we expect to fund certain additional expenses relating to sales and marketing activities and research and development activities from the proceeds of this offering, we must increase the revenues received from sales of our products to generate cash flow and operate in a profitable manner in order to satisfy our long-term capital needs.

Our ability to execute our business plan and grow our business depends on this offering and our ability to generate sufficient cash flow from operations. Our cash flow depends, in part, on our ability to secure new customers, generate significant revenue from existing and new customers, and manage expenses, as well as general economic conditions and other factors over which we have little control.

We cannot offer assurance that we will generate increases in our revenues, attain a level of profitable operations, or successfully implement our business plan or future business opportunities.

We may need additional capital and any additional capital we seek may not be available in the amount or at the time we need it.

We used approximately $2.4 million of net cash for operating activities in the year ended June 30, 2011 and ended our 2011 fiscal year with approximately $3.1 million in cash and cash equivalents. During the nine months ended March 31, 2012, we used approximately $756,000 of net cash for operating activities and at March 31, 2012, we had approximately $1.9 million in cash and cash equivalents. We believe that the proceeds from this offering, together with any existing cash and cash equivalents, anticipated future product revenues and available borrowing under our line of credit with Silicon Valley Bank, will be sufficient to fund our operations for at least the next 12 months. We expect to incur additional operating losses through fiscal year 2013 and we believe the key factors to funding our long-term capital needs will be our ability to generate revenue and positive cash flow from the sale of our products. If we are not able to increase the revenues we receive from product sales, generate positive cash flow or operate in a profitable manner, we may need to raise funds in the future to execute our business plan and pursue our strategic goals.

If we need to raise funds in the future, we cannot assure you that additional financing will be available in the amount or at the time we need it, or that it will be available on acceptable terms or at all. We may obtain future additional financing by incurring indebtedness or from an offering of our equity securities or both. If we issue additional equity securities to raise funds, the ownership percentage of our existing shareholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. If we raise additional funds by incurring debt, we could incur significant expense and become subject to covenants that could affect the manner in which we conduct our business. If we cannot timely raise any needed funds, we might be forced to make substantial reductions in our operating expenses, which could adversely affect our ability to implement our business plan and ultimately our viability as a company.

Our expected financing needs are based upon management estimates as to future revenue and expense. Our business plan and financing needs are subject to change based upon, among other factors, our ability to generate revenue from both the Prostiva RF Therapy System product and our Cooled ThermoTherapy products and our ability to cost effectively manage the integration of the Prostiva business with our existing business. If our estimates of our financing needs change, we may need additional capital more quickly than we expect or we may need a greater amount of capital.

Risks Related to Our Business

Third party reimbursement is critical to market acceptance of our products.

Our future revenues are subject to uncertainties regarding health care reimbursement and reform. In the United States, health care providers, such as hospitals and urologists, generally rely on third-party payers. Third-party reimbursement is dependent upon decisions by the Centers for Medicare and Medicaid Services (CMS), contracted Medicare carriers or intermediaries, individual managed care organizations, private insurers, foreign governmental health programs and other payers of health care costs. Failure to receive or maintain favorable coding, coverage and reimbursement determinations for our products by these organizations could discourage urologists from using our products. We may be unable to sell our products on a profitable basis if third-party payers deny coverage, provide low reimbursement rates or reduce their current levels of reimbursement.

The continuing efforts of government, insurance companies, health maintenance organizations and other payers of health care costs to contain or reduce costs of health care may affect our future revenues and profitability. With recent federal and state government initiatives directed at lowering the total cost of health care, the United States Congress and state legislatures will likely continue to focus on health care reform including the reform of the Medicare and Medicaid entitlement programs, and on the cost of medical products and services. Additionally, third-party payers are increasingly challenging the prices charged for medical products and services. The cost containment measures that health care payers and providers are instituting and the effect of any health care reform could cause reductions in the amount of reimbursement available, and could have a materially adverse effect on our revenues and the ability to operate profitably. We have an active reimbursement strategy, and have retained consultative experts to assist us with communicating the significant benefit to the healthcare system these safe and effective minimally invasive office-based therapies deliver to the second most commonly diagnosed medical problem for men over the age of 60.

We are faced with intense competition and rapid technological and industry change.

We face intense competition from other providers of therapies and treatments for BPH, primarily the pharmaceutical companies that sell BPH medications. Drug therapy is currently the first-line therapy prescribed by most physicians – both primary care physicians and urologists – in the United States for BPH. We also face competition from other device manufacturers and surgical manufacturers that provide BPH therapies. Nearly all of our competitors are significantly larger than we are and have greater financial, technical, research, marketing, sales, distribution and other resources than we do. We believe that urologists choose among BPH treatments based upon a number of factors, including clinical effectiveness, patient comfort and safety, and price and reimbursement rates. Our sales and marketing efforts are focused on differentiating our products from other competitive BPH therapies based upon these factors with the goal of establishing our products as the first-line therapeutic procedure prescribed by most physicians. We believe that in order to compete successfully with pharmaceutical companies, we must develop and execute compelling sales and marketing campaigns that educate urologists and patients as to the benefits of our products. However, even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Additionally, the medical device and pharmaceutical industries are characterized by rapid technological change, changing customer needs and frequent new product introductions. Our products may be rendered obsolete as a result of future innovations. Our competitors may develop or market technologies, products and services, including drug-based treatments that are more effective or commercially attractive than products we are developing or marketing. Our competitors may succeed in obtaining regulatory approval and introducing or commercializing products before we do. Such developments could have a significantly negative effect on our business, financial condition and results of operations.

All of our revenues are derived from minimally invasive therapies that treat one disease, benign prostatic hyperplasia (BPH).

All of our revenues are derived from sales of our Cooled ThermoTherapy control units and single-use treatment catheters and treatments delivered through our Urologix mobile service and, beginning September 6, 2011, from sales of the Prostiva® Radio Frequency (RF) System. Both Cooled ThermoTherapy products and the Prostiva products are minimally invasive treatments for benign prostatic hyperplasia (BPH). As a result, our success is solely dependent upon the success of minimally invasive treatments for BPH. We do not have any other lines of business or other significant sources of revenue to rely upon if we are unable to sell our products, if selling prices or the market for these products decline or we are not able to more widely popularize the use of our minimally invasive therapies among urologists and patients. Our lack of diversification means that we may not be able to adapt to changing market conditions, changes in regulation (including regulation affecting reimbursement for our products), increased competition or any decline in demand for minimally invasive BPH treatments.

Government regulation has a significant impact on our business.

Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority under the federal Food, Drug and Cosmetic Act and the Public Health Service Act to regulate the distribution, manufacture and sale of medical devices. Sales of medical devices outside the United States are subject to government regulation and restrictions that vary from country to country. In addition, we, along with our distributors and health care providers who purchase our products and services, are subject to state and federal laws prohibiting kickbacks or other forms of bribery in the health care industry. We may be subject to civil and criminal prosecution for violations of any of these laws by our agents or us.

Before any new products we may offer are introduced into the U.S. market, we must obtain prior authorization from the FDA. This authorization is based on a review by the FDA of the medical device’s safety and effectiveness for its intended uses. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming.

In addition, we may not be able to obtain necessary approvals for clinical testing or for the manufacturing or marketing of any of our products in the United States or in other countries. If regulatory approvals for any of our other products are not obtained on a timely basis, or not approved as submitted, or at all, it could have a significant negative effect on our financial condition and results of operations. Additionally, delays in receipt of regulatory approvals for our products or failure to receive such approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a significant negative effect on our financial condition and results of operations.

Even if such an approval is obtained, our failure to comply with applicable regulatory approvals could, among other things, result in fines, suspension of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, government regulations may be established that could prevent, delay, modify or rescind regulatory approval of our products. Any such position or change of position by the FDA may adversely impact our business and financial condition. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed in the United States or in other countries. In addition to obtaining such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. The FDA prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

In addition, the health care industry in the United States is generally subject to fundamental change due to regulatory as well as political influences. We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include controls on health care spending through limitations on the growth of private purchasing groups and price controls. We cannot predict what impact the adoption of any federal or state health care reform measures may have on our business.

We are dependent upon a limited number of third-party suppliers for our products.

We manufacture CoolWave control units and single-use treatment catheters for use with our Targis and CoolWave control units at our suburban Minneapolis facility. Our success will depend upon our ability to cost-effectively manufacture a reliable product and deliver that product in a timely manner. We may encounter difficulties in maintaining production efficiencies, quality control and assurance, component supply and qualified personnel. We cannot offer assurance that we will be able to manufacture a reliable product and deliver that product to customers in a timely fashion. Our failure to maintain a reputation among our customers as a timely, responsive manufacturer, or our failure to remedy manufacturing issues in a timely manner and to our customers’ satisfaction, or higher than expected manufacturing costs, would adversely affect our business.

Other than the CoolWave control units, Targis and CTC Advance® catheter procedure kits, we outsource the remaining manufacturing for our products. We assemble CoolWave control units and procedure kits using materials and components supplied by various subcontractors and suppliers, as well as components we fabricate. We rely on single sources for several components, one of which is obtained from a source that has a patent for the technology. We also outsource the manufacturing of the Prostiva product line.

Our reliance on outside suppliers for our components and for the Prostiva product involves risks, including limited control over the price and uncertainty regarding timely delivery and quality of parts and product.

The start-up, transfer, termination or interruption of any of these relationships or products, or the failure of these manufacturers or suppliers, some of which operate in countries outside of the United States, to supply products or components to us on a timely basis or in sufficient quantities, likely would cause us to be unable to meet customer orders for our products and harm our reputation with customers and our business. Identifying and qualifying alternative suppliers of components or manufacturers of products takes time and involves significant additional costs and may delay the production of our products.

If we obtain a new supplier for a component, manufacture our product with an alternative component, or if our products are manufactured by an alternative manufacturer, we likely will need either FDA approval of a pre-market approval (PMA) supplement or FDA clearance of a 510(k) application to make a change in component or product manufacturing. The process for obtaining FDA approval or FDA clearance may result in extended delays in delivery of our product to customers and increased costs associated with the change.

The failure of our third-party manufacturers to manufacture the products for us, and the failure of our components suppliers to supply us with the components, consistent with our requirements as to quality, quantity and timeliness, would materially harm our business.

Our business of the manufacturing, marketing, and sale of medical devices involves the risk of liability claims and such claims could seriously harm our business, particularly if our insurance coverage is inadequate.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. Like other participants in the medical device industry, we are from time to time involved in lawsuits, claims and proceedings alleging product liability and related claims such as negligence. If any current or future product liability claims become substantial, our reputation could be damaged significantly, thereby harming our business. We may be required to pay substantial damage awards as a result of any successful product liability claims. Any product liability claim against us, whether with or without merit, could result in costly litigation, and divert the time, attention, and resources of our management.

As a result of our exposure to product liability claims, we currently carry product liability insurance covering our products with policy limits per occurrence and in the aggregate that we have deemed to be sufficient. Our insurance may not cover certain product liability claims or our liability for any claims may exceed our coverage limits. Therefore, we cannot predict whether this insurance is sufficient, or if not, whether we will be able to obtain sufficient insurance to cover the risks associated with our business or whether such insurance will be available at premiums that are commercially reasonable. In addition, these insurance policies must be renewed annually. Although we have been able to obtain liability insurance, such insurance may not be available in the future on acceptable terms, if at all. A successful claim against us or settlement by us with respect to uninsured liabilities or in excess of our insurance coverage, or our inability to maintain insurance in the future, or any claim that results in significant costs to or adverse publicity against us, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on adequate protection of our patent and proprietary rights.

We rely on patents, trade secrets, trademarks, copyrights, know-how, license agreements and contractual provisions to establish and protect our intellectual property rights. However, these legal means afford us only limited protection and may not adequately protect our rights or remedies to gain or keep any advantages we may have over our competitors.

Other competitors may independently develop the same or similar technologies or otherwise obtain access to our technology and trade secrets. Our competitors, many of which have substantial resources and may make substantial investments in competing technologies, may apply for and obtain patents that will prevent, limit, or interfere with our ability to manufacture or market our products. Further, while we do not believe that any of our products or processes interfere with the rights of others, third parties may nonetheless assert patent infringement claims against us in the future.

Costly litigation may be necessary to enforce patents issued or licensed to us, to protect trade secrets or “know-how” we own, to defend us against claimed infringement of the rights of others or to determine the ownership, scope, or validity of our proprietary rights and the rights of others. In connection with the settlement of a patent infringement suit we filed in March 2002, we granted, in January 2004, ProstaLund AB, ProstaLund Operations AB and Circon Corporation (a/k/a ACMI Corporation) a non-exclusive, royalty free license under certain of our patents to sell the ProstaLund transurethral microwave thermotherapy system marketed in the United States by ACMI Corporation as the CoreTherm device.

Any claim of infringement against us may involve significant liabilities to third parties, could require us to seek licenses from third parties, and could prevent us from manufacturing, selling, or using our products. The occurrence of this litigation or the effect of an adverse determination in any of this type of litigation could have a material adverse effect on our business, financial condition and results of operations.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.

The FDA and similar governmental authorities in other countries in which our products are sold, have the authority to request and, in some cases, require the recall of our products in the event of material deficiencies or defects in design, manufacture or labeling. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, labeling errors or design defects. Any recall of product would divert managerial and financial resources, harm our reputation with our customers and damage our business.

We are dependent on key personnel.

Our failure to attract and retain skilled personnel could hinder the management of our business, our research and development, our sales and marketing efforts, and our manufacturing capabilities. Our future success depends to a significant degree upon the continued services of key senior management personnel, including Stryker Warren, Jr., our Chief Executive Officer, Gregory J. Fluet, our Executive Vice President and Chief Operating Officer, Brian J. Smrdel, our Chief Financial Officer, and Lisa Ackermann, our Executive Vice President, Sales and Marketing. Each of these members of senior management is employed “at will” by us. However, if there is a change in control and we terminate Mr. Warren’s, Mr. Fluet’s, Mr. Smrdel’s or Ms. Ackermann’s employment without cause, we would be required to make specified payments to him or her as described in an amended and restated change of control letter agreement dated April 23, 2012. We do not have key person life insurance on any member of senior management.

Our future success also depends on our continuing ability to attract, retain and motivate highly qualified managerial, technical and sales personnel. During the past year we experienced turnover in our sales force. Our inability to retain or attract qualified personnel could have a significant negative effect and thereby materially harm our business and financial condition.

Compliance with public company regulatory requirements, including those relating to our internal control over financial reporting, have and will likely continue to result in significant expenses and if we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public company disclosure requirements, including the Sarbanes-Oxley Act of 2002 and in particular Section 404 of that Act relating to management certification of internal controls, the regulations of the Securities and Exchange Commission and the rules of the Nasdaq Stock Market have required an increased amount of management attention and external resources. We expect that we will continue to incur significant legal and financial compliance costs in connection with our efforts to comply with all of the requirements applicable to us as a public company. These public company requirements also may make some activities more difficult, time consuming, or costly and divert management time and attention from revenue-generating activities to compliance activities.

Further, we have designed, implemented, and tested our internal control over financial reporting as required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and that process has been time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We also could become subject to investigations by the Nasdaq Stock Market, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to the Prostiva RF Therapy System and Related Agreements

On September 6, 2011, we entered into a license agreement and other agreements with Medtronic, Inc.
(“Medtronic”) and its subsidiary, VidaMed, Inc., relating to the Prostiva RF Therapy System. For a summary of the agreements with Medtronic, please see “Prostiva Related Agreements” in the “Business” section of this prospectus. The addition of the Prostiva RF product to our business and these agreements present additional risks to us and our business that are described below.

The license for the Prostiva RF Therapy System could result in operating difficulties and other harmful consequences that may adversely impact our business and results of operations.

Shortly after we acquired the Prostiva RF Therapy System business in September 2011, we began a process of integrating that business into the existing Urologix business. That process has involved operating difficulties and expense, including:

•	Diversion of management time and focus from operating our business to the integration challenges,
•	Coordination of product, customer service, sales and marketing, and regulatory functions with Medtronic during the transition period under the Transition Services and Supply Agreement;
•	Transition of customers to Urologix;
•

Cultural challenges associated with integrating the Prostiva sales employees into our organization and retention of these employees, as well as retention of our current sales and other employees during this period of change at our company; and

•	Challenges associated with cross training sales personnel on multiple products.

While we have completed some aspects of the integration, we believe there are areas where we face continued risk associated with the integration of the Prostiva business including:

•	Failure to successfully further develop the market for the Prostiva product;
•

Failure to obtain required approvals from governmental authorities on a timely basis, if it all, which could, among other things, delay or prevent us from being able to market and sell the Prostiva product on our own; and

•

Potential termination of the License Agreement for a variety of reasons, including termination concurrently with the termination of the Transition Services and Supply Agreement as a result of regulatory challenges under that agreement.

Our failure to address these risks or other problems encountered in connection with the Prostiva license transaction could cause us to fail to realize the anticipated benefits of this transaction, incur unanticipated liabilities, and harm our business generally.

If we fail to comply with our obligations under our license agreement with Medtronic or if the license agreement terminates for any reason, we would lose the ability to sell the Prostiva product.

In September 2011, we entered into a License Agreement with Medtronic, Inc. and its subsidiary, VidaMed, Inc., that granted us an exclusive worldwide license to the Prostiva RF Therapy System in the field of the radio frequency treatment of the prostate, including BPH. At the same time we entered into the License Agreement, we also entered into other agreements with Medtronic and VidaMed, including a Transition Services and Supply Agreement, an Acquisition Option Agreement and an Asset Purchase Agreement. Summaries of each of these agreements may be found in the “Business” section of this prospectus under the heading “Prostiva Related Agreements.”

The term of the License Agreement is ten years or the earlier closing date of a purchase under the Acquisition Option Agreement. In addition, either party may terminate the License Agreement by written notice for breach after an opportunity to cure and Medtronic may terminate the License Agreement in the event of our bankruptcy or insolvency. The License Agreement also will automatically terminate concurrently with certain terminations of the Transition Services and Supply Agreement, including terminations relating to regulatory challenges specified under the Transition Services and Supply Agreement. Upon termination of the License Agreement, all rights to the Prostiva intellectual property will revert back to Medtronic and the Transition Services and Supply Agreement and Acquisition Option Agreement will terminate. Further, upon termination of the License Agreement by Medtronic as a result of our breach or bankruptcy, Medtronic will have the right to repurchase the assets from us that we previously purchased under the Asset Purchase Agreement for the same purchase price we previously paid.

Any termination of the License Agreement would result in the loss of the right to sell the Prostiva product and would materially harm our business. In addition, if the License Agreement were terminated, we would not be able to recoup the transaction expenses associated with the acquisition of the Prostiva business or the expenses we have incurred associated with the integration of the Prostiva business.

The Prostiva RF Therapy System license and other agreements require significant future payments.

Under the License Agreement and Transition Services and Supply Agreement with Medtronic for the Prostiva RF Therapy System, we are obligated to make certain future payments, including:

•

$500,000, less the $147,000 purchase price to be paid under the Asset Purchase Agreement and certain credits related to the Transition Services and Supply Agreement, on September 6, 2012 representing the other half of the initial license fee;

•	$65,000 on September 6, 2012 and annually thereafter as a license maintenance fee;
•

Royalties on net sales of product payable thirty days following the end of each contract year (or minimum royalty amounts beginning in the third contract year that are payable ninety days following the end of each contract year);

•

$147,000 under the Asset Purchase Agreement as payment of the purchase price for the assets to be sold to us, which is payable the later of September 6, 2012 or as soon as practicable after the date of certain U.S. regulatory transfers; and

•

$30,000 per month for Medtronic’s performance of the transition services under the Transition Services and Supply Agreement beginning November 2011 until the earlier of the initial term of the Transition Services and Supply Agreement or one month following the last of certain United States or European Union regulatory transfers.

Our failure to pay these amounts when due would be a breach of the agreement requiring the payment and the related agreements, entitling Medtronic to terminate these agreements and our right to sell the Prostiva product after proper notice and an opportunity to cure.

The addition of the Prostiva RF Therapy System to our product portfolio may result in the exacerbation of certain risks to our business.

As detailed above, we face a number of risks in our business and risks associated with our Cooled ThermoTherapy products. Because the addition of the Prostiva RF Therapy System to our product portfolio presents some of these same risks to us, these risks may be magnified. For example, with the Prostiva RF Therapy System, we face risks associated with:

•	reliance on third party reimbursement;
•	intense competition, primarily from pharmaceutical companies that market and sell BPH medication;
•	our lack of diversification because our products are minimally invasive treatments for BPH;
•	significant impact of government regulation;
•	risk of product liability claims; and
•	the possibility of product recalls.

If we are unable to address these risks as they relate to both the CTT and Prostiva products, our results of operations, cash flows and the value of our common stock would be negatively impacted.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $       million (or approximately $       million if the underwriter exercises its over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us, as described in the section captioned “Underwriting” on page 50.

We currently expect to use our net proceeds from this offering for the following purposes, in order of priority:

•

to invest in sales and marketing initiatives targeted towards expanding the market for in-office BPH procedures and increasing adoption of both the Cooled ThermoTherapy and Prostiva RF Therapy System product lines;

•

to pay to Medtronic, Inc. a $500,000 license fee due September 6, 2012 relating to the Prostiva product line (less the $147,000 purchase price that will be paid under the Asset Purchase Agreement at the closing of our purchase of certain tangible assets used in the Prostiva business that will occur the later of September 6, 2012 or as soon as practicable after the date of certain U.S. regulatory transfers and less certain credits under the Transition Services and Supply Agreement) and approximately $500,000 in estimated royalty payments for Prostiva products sold during our fiscal year 2012, with the first payment due October 6, 2012;

•	to support our research and development activities, including additional clinical research initiatives; and

•	to fund working capital and other general corporate purposes.

Working capital and general corporate purposes may include payment of operating expenses, including payment to Medtronic, Inc. of approximately $2.1 million during the first and second quarters of our fiscal year 2013 for Prostiva inventory transferred and shipments of Prostiva product purchased that were subject to deferred payment terms, payments to Medtronic, Inc. of $147,000 as the purchase price payable at the closing of the Asset Purchase Agreement transactions (that will offset the $500,000 license fee due September 6, 2012), and capital expenditures.

This expected use of net proceeds for this offering represents our current intentions based upon our present plans and business conditions. However, the amounts and timing of these expenditures may depend on a number of factors, including the progress of our sales and marketing efforts, the revenue from product sales, and the amount of cash generated or used by our operations. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Pending these uses, we plan to invest the net proceeds of this offering in short- and intermediate-term certificates of deposit or direct or guaranteed obligations of the U.S. government.

SELECTED FINANCIAL DATA

You should read the selected financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our financial statements and the notes to those financial statements appearing in this prospectus.

The following tables set forth selected financial data for us as of March 31, 2012, for the nine month periods ended March 31, 2012 and 2011, and as of and for the years in the five-year period ended June 30, 2011.

The selected statement of operations data for the years ended June 30, 2011, 2010 and 2009, and the selected balance sheet data as of June 30, 2011 and 2010, have been derived from our audited financial statements included in this prospectus. The selected statement of operations data for the years ended June 30, 2008 and 2007 and the selected balance sheet data as of June 30, 2009, 2008 and 2007 have been derived from our audited financial statements that are not included in this prospectus.

The summary financial data at and for the nine months periods ended March 31, 2012 and March 31, 2011 have been derived from our unaudited condensed financial statements included in this prospectus. These unaudited condensed financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the nine months ended March 31, 2012 are not necessarily indicative of our expected results for the full year ending June 30, 2012.

	Nine Months Ended March 31,		Years ended June 30,
	2012	2011	2011	2010	2009	2008		2007
			(in thousands, except per share data)
Statements of Operations Data:

Sales	$12,530	$9,655	$12,571	$14,771	$12,816	$14,906		$21,317
Cost of goods sold	6,425	4,366	6,030	6,569	6,367	6,893		13,893 (3)

Gross profit	6,105	5,289	6,541	8,202	6,449	8,013		7,424

Costs and Expenses:
Selling, general and administrative	7,487	6,026	8,005	8,601	8,534	11,767		11,086
Research and development	1,612	1,655	2,238	1,834	2,356	2,780		3,026
Amortization and impairment of identifiable intangible assets	65	18	24	24	24	71		2,244 (4)
Impairment of goodwill	–	–	–	–	–	10,193	(1)	–

Total costs and expenses	9,164	7,699	10,267	10,459	10,914	24,811		16,356

Operating loss	(3,059)	(2,410)	(3,726)	(2,257)	(4,465)	(16,798)		(8,932)
Interest income/(expense), net	(371)	1	1	–	53	400		554
Foreign currency gain/(loss)	(3)	–	–	–	–	–		–
Loss before income taxes	(3,433)	(2,409)	(3,725)	(2,257)	(4,412)	(16,398)		(8,378)
Income tax expense (benefit)	38	(6)	8	(88)	7	(1,501	)(2)	4,859 (5)
Net loss	$(3,471)	(2,403)	$(3,733)	$(2,169)	$(4,419)	$(14,897)		$(13,237)

Basic:
Net loss per common share:	$(0.24)	(0.17)	$(0.26)	$(0.15)	$(0.31)	$(1.04)		$(0.92)
Weighted average shares used in computing net loss per share	14,723	14,546	14,556	14,508	14,469	14,338		14,332
Diluted:
Net loss per common share:	$(0.24)	(0.17)	$(0.26)	$(0.15)	$(0.31)	$(1.04)		$(0.92)
Weighted average shares used in computing net loss per share	14,723	14,546	14,556	14,508	14,469	14,338		14,332

	As of March 31,	As of June 30,
	2012	2011	2010	2009	2008	2007
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,857	$3,061	$5,702	$7,032	$11,031	$12,250
Working capital	(291)	4,038	6,720	7,963	11,259	16,067
Total assets	13,042	6,763	10,203	12,141	17,480	32,653
Total liabilities	11,290	1,917	1,997	2,216	3,633	4,778
Shareholders’ equity	1,752	4,846	8,206	9,925	13,847	27,875

(1)	Represents a $10.2 million non-cash charge to fully impair our goodwill as of December 31, 2007.
(2)	Represents the non-cash reversal of our deferred tax liability of $1.6 million as a result of the impairment of our goodwill, partially offset by state taxes.
(3)

Includes the following non-cash charges as a result of the implementation of an end-of-life plan for our Prostatron control units and Prostaprobe catheters in connection with our strategy to develop a next generation catheter:

Inventory write-down	$213,000
Fixed asset impairment	178,000
Developed technology intangible asset impairment	4,044,000
$4,435,000

(4)

Includes the following non-cash charges as a result of the implementation of an end-of-life plan for our Prostatron control units and Prostaprobe catheters in connection with our strategy to develop a next generation catheter:

Trademark intangible asset impairment	$969,000
Customer base intangible asset impairment	991,000
$1,960,000

(5)

Includes a $4.8 million non-cash income tax expense to increase the valuation allowance to fully reserve our deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus.

Overview

Urologix develops, manufactures, and markets non-surgical, office-based therapies for the treatment of the symptoms and obstruction resulting from non-cancerous prostate enlargement also known as benign prostatic hyperplasia (BPH). These therapies use proprietary technology in the treatment of BPH, a disease that affects more than 30 million men worldwide and is the most common prostate problem for men over 50. We market both the Cooled ThermoTherapy™ (CTT) product line and the Prostiva® Radio Frequency (RF) Therapy System. We acquired the exclusive worldwide license to the Prostiva® RF Therapy System in September 2011. These two technologies are designed to be used by urologists in their offices without placing their patients under general anesthesia. CTT uses a flexible catheter to deliver targeted microwave energy combined with a unique cooling mechanism that protects healthy urethral tissue and enhances patient comfort to provide safe, effective, lasting relief from BPH voiding symptoms by the thermal ablation of hyperplastic prostatic tissue surrounding the urethra. The proprietary Prostiva® RF Therapy System delivers radio frequency energy directly into the prostate through the use of insulated electrodes deployed from a transurethral scope, ablating targeted prostatic tissue under the direct visualization of the urologist. These focal ablations reduce constriction of the urethra, thereby relieving BPH voiding symptoms. These two proven technologies have slightly different, yet complementary, patient indications and providing them to our urologist customers enables them to treat a wide range of patients in their office. We believe that these office-based BPH therapies are efficacious, safe and cost-effective solutions for BPH as they have shown results clinically superior to those of medication based treatments and without the complications and side effect profile inherent with surgical procedures.

Our goal is to establish Cooled ThermoTherapy and Prostiva RF Therapy as the preferred therapeutic options considered by urologists for their BPH patients in the earlier stages of disease progression who do not want to take chronic BPH medication or are unhappy with the side effects, costs or results. A urologist can choose between our two therapies based upon clinical criteria specific to the BPH patient’s presentation. Our business strategy to achieve this goal is to:

•	Educate patients and urologists on the benefits of Cooled ThermoTherapy and Prostiva RF Therapy through the Company’s “Think Outside the Pillbox!” and other market development efforts,

•	Increase utilization of Cooled ThermoTherapy and Prostiva RF Therapy by urologists who already have access to a Cooled ThermoTherapy and/or Prostiva RF Therapy system,

•	Increase the number of urologists who utilize one or both of our therapy treatment options for their patients,

•	Continue to partner with our European distributors to support the customers outside the United States, and

•	Pursue other technologies to add to our portfolio that fit our brand, distribution channels and clinical standards through acquisition or other partnering structures.

We continue to invest in research, development, and clinical trials to build upon our intellectual property, and our scientific and clinical knowledge to develop innovative future generations of BPH products and services. These investments are intended to improve our product offerings and expand the clinical evidence supporting each of our therapies for BPH. Our research and development efforts and goals are currently focused primarily on improving the features and functions of the technologies used in our Cooled ThermoTherapy and Prostiva RF Therapy procedures; improving the ease of use, patient comfort and clinical response to treatment; and also reducing the manufacturing cost of our products.

As stated in our press release of April 26, 2012 announcing our financial results for the third quarter of our fiscal year 2012, we expect revenues in fiscal year 2012 to be in the range of $17 to $17.5 million. Our actual revenue results could differ materially from our expectation as a result of risks and uncertainties, including those set forth in the “Risks Factors” section of this prospectus.

Critical Accounting Policies and Estimates

In accordance with Securities and Exchange Commission guidance, we set forth below those material accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition, and require complex management judgment.

Revenue Recognition

We recognize revenue from the sale of Cooled ThermoTherapy control units upon delivery to the customer, which include urologists, urology practices, mobile units, clinics and hospitals. We recognize revenue from the sale of Prostiva generators upon shipment to the customer. In addition to our sales of Cooled ThermoTherapy control units and Prostiva generators, we place our control units and generators with customers free of charge under a variety of programs for both evaluation and long-term use, and also provide access to Cooled ThermoTherapy and Prostiva RF Therapy treatments via our Urologix mobile service. We retain title to the control units and generators placed with our customers for evaluation and longer-term use. These programs, as well as our Urologix mobile service, are designed to expand access to our technology, and thus expand the market for our single-use treatment catheters and Prostiva handpieces. The free use of our Cooled ThermoTherapy control units and Prostiva generators are bundled with the sale of single-use treatment catheters or Prostiva handpieces and scopes, respectively, and are considered a single unit of accounting. Revenue from the bundled sales is recognized when the single-use treatment catheters or handpieces and scopes are shipped to our customers. Revenue from our mobile service is recognized upon treatment of the patient. Revenue for extended warranty service contracts is deferred and recognized over the contract period. We record a provision for estimated sales returns on product sales in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances. Should actual sales returns differ from our estimates, revisions to the sales return reserve would be required. Sales and use taxes are reported on a net basis, excluding them from revenue.

Inventories

We value our inventories, consisting primarily of Cooled ThermoTherapy control units, single-use treatment catheters, and raw materials to produce the control units and treatment catheters, as well as Prostiva generators, scopes and handpieces, at the lower of cost or market value on a first-in, first-out (“FIFO”) basis. The inventory cost includes both merchandise and freight. A periodic review of the inventory on hand is performed to determine if the inventory is properly stated at the lower of cost or market. In performing this analysis we consider, at a minimum, the following factors: average selling prices, reimbursement changes, and changes in demand for our products due to competitive conditions or market acceptance. Each type of inventory is analyzed to determine net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required.

We also analyze the level of inventory on hand on a periodic basis, in relation to estimated customer requirements to determine whether write-downs for excess, obsolete, or slow-moving inventory are required. Any significant or unanticipated change in the factors noted above could have a significant impact on the value of our inventories and on our reported operating results.

Valuation of Long-Lived Assets and Goodwill

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flows the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Goodwill is tested for impairment annually on April 30th or more frequently if changes in circumstance or the occurrence of events suggests an impairment may exist. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows.

Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets and goodwill, including the operating and macroeconomic factors that may affect them. We use historical financial information, internal plans and projections and industry information in making such estimates.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. We recognize deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income. We consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. We have recorded and continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. If we determine in the future that it is more likely than not that we will realize all or a portion of our deferred tax assets, we will adjust our valuation allowance in the period we make the determination. We expect to provide a full valuation allowance on our future tax benefits until we can sustain a level of profitability that demonstrates our ability to realize these assets.

Stock-Based Compensation

The Company uses the fair value recognition provisions of the revised authoritative guidance for equity-based compensation and applies the modified prospective method in determining stock compensation expense. Stock compensation expense is based on the fair value of the award at the date of grant and is recognized over the requisite service period which corresponds to the vesting period. Options and restricted stock awards typically vest 25 percent after the first year of service with the remaining vesting 1/36th each month thereafter. Generally, options granted to non-employee directors are immediately exercisable at the date of grant while restricted stock awards generally vest after one year. Options are priced based on the closing price of a share of our common stock at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. To determine the inputs for the Black-Scholes option pricing model, we use historical data to estimate expected volatility and the period of time that option grants are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The range of these assumptions and the range of option pricing and number of options granted at the different grant dates will impact our calculation of the fair value of the awards and will therefore impact the amount of expense reflected in our statement of operations for any given period. Fair value for restricted stock is based on the market price on the day of grant.

Results of Operations

Three Months Ended March 31, 2012 and 2011

We have incurred net losses of $3.5 million for the nine-months ended March 31, 2012 and $3.7 million and $2.2 million in the fiscal years ended June 30, 2011 and 2010, respectively. In addition, the Company has accumulated aggregate net losses from the inception of business through March 31, 2012 of $113.5 million. Subsequent to the end of our 2011 fiscal year, we entered into the Prostiva license agreement with Medtronic and paid Medtronic $500,000 of the $1 million initial license fee on September 6, 2011. As a result of our history of operating losses and negative cash flows from operations, and the licensing fee and transaction expenses related to the Prostiva transaction, there is substantial doubt about our ability to continue as a going concern. Our cash, cash generated from operations, if any, and available borrowings under our agreement with Silicon Valley Bank, may not be sufficient to sustain day-to-day operations for the next 12 months and our ability to continue as a going concern is dependent upon improving our liquidity.

Our financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary as a result of this uncertainty.

          Net Sales

Net sales for the three and nine-months ended March 31, 2012 were $4.7 million and $12.5 million, respectively, compared to $3.0 million and $9.7 million, respectively, during the same periods of the prior fiscal year. The $1.7 million, or 59 percent, increase in net sales, and the $2.8 million, or 30 percent, increase in net sales for the comparable three and nine-months ended March 31, 2012 and March 31, 2011, are attributable to the incremental sales from the Prostiva product line acquired from Medtronic on September 6, 2011.

During the third quarter of fiscal year 2012, revenue derived from sales to direct accounts was 60 percent of sales in the third quarter of fiscal 2012 compared to 36 percent in the prior year period. Revenue derived from the Urologix-owned Cooled ThermoTherapy mobile service constituted 28 percent of overall revenue in the current quarter compared to 47 percent of revenues in the third quarter of fiscal 2011. In addition, third party mobile revenue constituted 11 percent of overall revenue in the third quarter of fiscal 2012 compared with 14 percent in the third quarter of fiscal 2011. The increase in direct sales as a percentage of total sales is a result of the newly acquired Prostiva product being sold primarily through the direct channel, of which 4 percentage points consists of international Prostiva revenue.

During the second quarter of fiscal year 2012 we initiated sales of the Prostiva RF Therapy system in Europe by entering into supply agreements with distributors in targeted countries. Total international Prostiva sales for the year-to-date period ended March 31, 2012 were $290,000, of which $199,000 was in the third quarter of fiscal year 2012.

          Cost of Goods Sold and Gross Profit

Cost of goods sold includes raw materials, labor, overhead, and royalties incurred in connection with the production of our Cooled ThermoTherapy system control units and single-use treatment catheters, amortization related to developed technologies, costs associated with the delivery of our Cooled ThermoTherapy mobile service, as well as costs for the newly acquired Prostiva products. Cost of goods sold for the three-months ended March 31, 2012 increased $964,000, or 70 percent, to $2.3 million, and for the nine-months ended March 31, 2012, increased $2.1 million, or 47 percent, to $6.4 million, from $1.4 million and $4.4 million during the respective periods of the prior year. The increase in costs of goods sold for the three and nine-months ended March 31, 2012 is primarily a result of the higher sales mentioned above, as well as an additional $62,000 and $189,000 of non-cash expenses, such as amortization and depreciation expense related to the acquired Prostiva assets in the three and nine-months ended March 31, 2012, respectively.

Gross profit as a percentage of sales decreased to 51 percent and 49 percent, respectively, for the three and nine-months ended March 31, 2012 from 54 percent and 55 percent, respectively, for the three and nine-months ended March 31, 2011. The decrease in gross margin rate for the three-months ended March 31, 2012 is due to lower gross margins on the newly acquired Prostiva product line of 46 percent. The decrease in gross margin for the nine-months ended March 31, 2012 is due to the lower gross margins on the Prostiva product line previously mentioned, as well as a negative impact from over capitalization of manufacturing expense in the prior fiscal year periods, which was corrected in the fourth quarter of fiscal year 2011.

          Selling, General & Administrative

Selling, general and administrative expenses of $2.7 million for the third quarter of fiscal 2012, consisting of $1.9 million of sales and marketing expense and $797,000 of general and administrative expense, increased $633,000 or 31 percent when compared to $2.0 million, consisting of $1.4 million of sales and marketing expense and $656,000 of general and administrative expense, reported in the same period of fiscal 2011. The increase in selling, general and administrative expense for the three-months ended March 31, 2012 is largely a result of a $371,000 increase in sales and marketing wages and benefits, including commissions, as a result of increased sales and the expansion of the sales force from the Prostiva transaction. In addition, market development expense increased by approximately $87,000, non-cash accretion expense on the contingent deferred acquisition payments increased $67,000, as well as a $25,000 increase in investor relations as a result of hiring an investor relations firm, and a $24,000 increase in legal and audit fees as a result of the Prostiva transaction.

Selling, general and administrative expenses increased $1.5 million or 24 percent for the nine-month period ended March 31, 2012, to $7.5 million, consisting of $4.9 million of sales and marketing expense and $2.6 million of general and administrative expense, from $6.0 million for the nine-month period ended March 31, 2011, consisting of $3.9 million of sales and marketing expense and $2.1 million of general and administrative expense. The increase in selling, general and administrative expense for the nine-months ended March 31, 2012 is a result of an $804,000 increase in sales and marketing wages and benefits, including commissions, and a $219,000 increase in market development expenses for the reasons previously mentioned. In addition, legal and audit fees increased $226,000 as a result of the Prostiva transaction, non-cash accretion expense on the contingent deferred acquisition payments increased $67,000, as well as a $62,000 increase in investor relations expense and a $48,000 increase in bank fees and service charges as a result of entering into a line of credit agreement and increased sales.

          Research and Development

Research and development expenses, which include expenditures for product development, regulatory compliance and clinical studies, decreased to $543,000 and $1.6 million, for the three and nine-months ended March 31, 2012, respectively, from $553,000 and $1.7 million in the same respective periods of the prior fiscal year. The decrease in expense of $10,000, or 2 percent, for the three-months ended March 31, 2012, is due to decreased product testing and materials of $22,000, as well as a decrease in recruiting fees of $21,000, and a decrease in wages and benefits of $13,000. These decreases were partially offset by an increase of $48,000 in consulting and professional fees related to the Medtronic transition services fee. The decrease in research and development expenses of $43,000 or 3 percent for the nine-months ended March 31, 2012 is due to a $49,000 decrease in product testing and materials, as well as a $38,000 decrease in recruiting expense and $32,000 decrease in consulting and professional fees. These decreases were partially offset by a $89,000 increase in wages and benefits as a result of increased headcount year-over-year.

          Net Interest Income/(Expense)

Net interest expense of approximately $102,000 and $371,000 for the three and nine-months ended March 31, 2012, respectively, is due to non-cash interest accretion on the deferred acquisition payments, partially offset by minor amounts of interest income on our cash and cash equivalents balance. This compares to interest income of approximately $1,000 for the three and nine-months ended March 31, 2011.

          Provision for Income Taxes

We recognized income tax expense of $27,000 and $38,000 for the three and nine-months ended March 31, 2012, respectively, compared to an income tax benefit of $3,000 and $6,000 for the comparable prior year fiscal periods. The tax expense in the three and nine-months ended March 31, 2012 relates to the deferred tax liability resulting from the amortization for tax purposes of the goodwill acquired in the Prostiva acquisition, as well as provisions for state taxes. The tax benefit in the three and nine-months ended March 31, 2011 relates to estimates for research and development credits, partially offset by provisions for state taxes.

Fiscal Years Ended June 30, 2011 and 2010

We incurred net losses of $3.7 million in fiscal year 2011, and $2.2 million and $4.4 million in the fiscal years ended 2010 and 2009, respectively. In addition, we have accumulated aggregate net losses since the inception of business through June 30, 2011 of $110.0 million. Subsequent to the end of our fiscal year, we entered into the Prostiva license agreement with Medtronic and paid Medtronic $500,000 of the $1,000,000 initial license fee on September 6, 2011. As a result of our history of operating losses and negative cash flows from operations, the licensing fee and integration expenses related to the Prostiva product, and the uncertainty regarding our ability to obtain additional capital, there is substantial doubt about our ability to continue as a going concern.

Our financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary as a result of this uncertainty.

          Net Sales

Net sales decreased 15 percent to $12.6 million in fiscal year 2011 from $14.8 million in fiscal year 2010. The decrease in sales from fiscal year 2010 is primarily due to decreased orders in all sales channels: direct, mobile and third-party mobile.

During fiscal year 2011, revenue from catheter sales to direct accounts constituted 37 percent of sales compared to 36 percent in the prior fiscal year, while catheter sales to third party mobiles constituted 14 percent of revenue in the current fiscal year compared to 15 percent in fiscal year 2010. Revenue derived from the Urologix mobile service constituted 46 percent of total sales in fiscal year 2011 compared to 47 percent in the prior fiscal year. The remaining three percent of our sales in fiscal year 2011 were from sales of our control units, warranty service contracts, and non-kit items.

          Cost of Goods Sold and Gross Profit

Cost of goods sold includes raw materials, labor, overhead, and royalties incurred in connection with the production of our Cooled ThermoTherapy control units and single-use treatment catheters, as well as costs associated with the delivery of our Urologix mobile service. Cost of goods sold for fiscal year 2011 decreased to $6.0 million, or 8 percent, from $6.6 million in fiscal year 2010. This decrease in cost of goods sold is attributed to the 15 percent decrease in sales year over year, partially offset by higher manufacturing expense per unit.

Gross profit as a percentage of sales decreased to 52% in fiscal year 2011 from 56% in the prior fiscal year. The four percentage point decrease in fiscal year 2011 as compared to fiscal year 2010 is a result of higher manufacturing expense per unit due to lower production volume of our treatment catheters, which provided a smaller base to absorb our fixed manufacturing overhead costs.

          Selling, General & Administrative

Selling, general and administrative expenses in fiscal year 2011 decreased $596,000, or 7 percent, to $8.0 million from $8.6 million in fiscal year 2010. The decrease in selling, general and administrative expense is the result of a $459,000 decrease in sales and marketing expenses due to the $489,000 decrease in commission expense resulting from the lower sales volume. In addition, general and administrative expenses decreased by $136,000 due to a $96,000 decrease in bonus expense and a $45,000 decrease in legal and audit expenses.

          Research and Development

Research and development expenses, which include expenditures for product development, regulatory compliance and clinical studies, increased to $2.2 million for fiscal year 2011, an increase of 22 percent from $1.8 million in fiscal year 2010. The increase in research and development is due to a $371,000 increase in wages as a result of an increase in headcount, as well as an $89,000 increase in product testing and project materials as we continue to invest in research and development activities. These increases were partially offset by a $51,000 decrease in the bonus accrual.

          Amortization of Identifiable Intangible Assets

Amortization of identifiable intangible assets remained consistent at $24,000 in fiscal years 2011 and 2010. This amortization expense relates to the amortization of our remaining customer base intangible asset over its remaining useful life of 3.25 years.

          Net Interest Income

Interest income remained relatively consistent between fiscal years 2011 and 2010 at approximately $1,000.

          Provision for Income Taxes

We recorded $8,000 of income tax expense for the fiscal year ended June 30, 2011 compared to an $88,000 income tax benefit for the fiscal year ended June 30, 2010. The $8,000 of income tax for the fiscal year ended June 30, 2011 was the result of recording $11,000 of state income tax expense partially offset by a small federal benefit of $3,000. The $88,000 income tax benefit for the fiscal year ended June 30, 2010 was the result of recording an income tax benefit of $84,000 related to a net operating loss carry back claim to recapture alternative minimum tax paid during fiscal years 2005 and 2006 and $23,000 related to research and development credits. This income tax benefit was partially offset by the recording of $21,000 of state income tax expense.

Fiscal Years Ended June 30, 2010 and 2009

          Net Sales

Net sales increased 15 percent to $14.8 million in fiscal year 2010 from $12.8 million in fiscal year 2009. The increase in sales from fiscal year 2009 was primarily due to increased orders for procedure kits as well as an increase in the number of Cooled ThermoTherapy mobile treatments performed.

During fiscal year 2010, revenue from catheter sales to direct accounts constituted 36 percent of sales compared to 35 percent in the prior fiscal year, while catheter sales to third party mobiles constituted 15 percent of revenue in the current fiscal year compared to 14 percent in fiscal year 2009. Revenue derived from the Urologix mobile service constituted 47 percent of total sales in fiscal year 2010 compared to 48 percent in the prior fiscal year. The remaining two percent of our sales in fiscal year 2010 were from sales of our warranty service contracts, non-kit items and other miscellaneous items.

          Cost of Goods Sold and Gross Profit

Cost of goods sold includes raw materials, labor, overhead, and royalties incurred in connection with the production of our Cooled ThermoTherapy control units and single-use treatment catheters, as well as costs associated with the delivery of our Urologix mobile service. Cost of goods sold for fiscal year 2010 increased to $6.6 million or 3 percent from $6.4 million in fiscal year 2009. This increase in cost of goods sold was attributed to the 15 percent increase in sales year over year. This overall increase was offset by a lower manufacturing expense per unit.

Gross profit as a percentage of sales increased to 56% in fiscal year 2010 from 50% in the prior fiscal year. The six percentage point increase in fiscal year 2010 as compared to fiscal year 2009 was a result of lower manufacturing expense per unit due to higher production volume of our treatment catheters, which provided a larger base to absorb our fixed manufacturing overhead costs. In addition, the delivery cost per treatment for our mobile service decreased by 11% from the prior year.

          Selling, General & Administrative

Selling, general and administrative expenses in fiscal year 2010 increased $67,000, or 1 percent, to $8.6 million from $8.5 million in fiscal year 2009. The increase in selling, general and administrative expense was largely the result of a reversal of $396,000 for a sales tax accrual in the first quarter of fiscal year 2009 and a net increase of $158,000 for commissions and bonuses achieved during fiscal year 2010. These increases were partially offset by a $132,000 decrease in freight and shipping costs, a decrease in audit and professional fees of $89,000, and a decrease in our stock based compensation expense of $75,000 due to the lower grant date fair value of options in recent periods. In addition, as part of the Company’s expense reduction efforts, meeting expense decreased by $69,000 and recruiting, insurance and travel expense decreased by $128,000.

          Research and Development

Research and development expenses, which include expenditures for product development, regulatory compliance and clinical studies, decreased to $1.8 million for fiscal year 2010, a decline of 22 percent from $2.4 million in fiscal year 2009. The decrease in research and development was due to a $287,000 decrease in consulting and legal fees, a $213,000 decrease in payroll expenses due to employee turnover and a $77,000 decrease in expenses associated with clinical studies, offset by a $63,000 increase in temporary labor and outside services.

          Amortization of Identifiable Intangible Assets

Amortization of identifiable intangible assets remained consistent at $24,000 in fiscal years 2010 and 2009. This amortization expense relates to the amortization of our remaining customer base intangible asset over its remaining useful life of 4.25 years.

          Net Interest Income

Due to lower cash balances and lower interest rates in fiscal year 2010, net interest income was less than $1,000 and is, therefore, not included on the face of the income statement compared to $53,000 in fiscal year 2009.

          Provision for Income Taxes

We recorded $88,000 of income tax benefit for the fiscal year ended June 30, 2010 compared to $7,000 of income tax expense for the fiscal year ended June 30, 2009. The $88,000 of income tax benefit for the fiscal year ended June 30, 2010 was the result of recording an income tax benefit of $84,000 related to a net operating loss carry back claim to recapture alternative minimum tax paid during fiscal years 2005 and 2006 and $23,000 related to research and development credits. This income tax benefit was partially offset by the recording of $21,000 of state income tax expense. The $7,000 of income tax expense for fiscal year June 30, 2009 was the result of the recording of $55,000 of state income tax expense partially offset by $48,000 of an income tax benefit related to research and development credits.

Liquidity and Capital Resources

We have financed our operations since inception through sales of equity securities and, to a lesser extent, sales of our Cooled ThermoTherapy and Prostiva products.

As of June 30, 2011, we had total cash and cash equivalents of $3.1 million compared to cash and cash equivalents of $5.7 million as of June 30, 2010. The decrease in cash and cash equivalents as of June 30, 2011 as compared to June 30, 2010 resulted primarily from our net operating loss of $3.7 million in fiscal year 2011. As of March 31, 2012, we had total cash and cash equivalents of $1.9 million.

During the first quarter of fiscal year 2012, we entered into a license agreement with Medtronic, Inc. for the Prostiva RF Therapy System. We paid Medtronic $500,000 on September 6, 2011 for half of the $1.0 million initial license fee, with the remaining $500,000 payable on the one-year anniversary of this date, September 6, 2012. As part of the licensing agreement, royalty payments for Prostiva products are paid one year in arrears based on the contract year, with the first payment of royalties due October 6, 2012. In addition, during the first two quarters of our 2011 fiscal year the agreement included deferred payment terms on both inventory transferred following the close of the agreement and on shipments of products purchased. Deferred payments to be made on inventory received through March 31, 2012 approximated $2.1 million. Total estimated payments in the first two quarters of fiscal year 2013, including $500,000 for the other half of the license fee, royalties for fiscal year 2012 and deferred inventory payments will be approximately $3.1 million.

As a result of our history of operating losses and negative cash flows from operations, the licensing fee and integration expenses related to the Prostiva product, and the uncertainty regarding our ability to obtain sufficient capital, there is substantial doubt about our ability to continue as a going concern. The fiscal year 2011 financial statements and the financial statements for the third quarter of our fiscal year 2012 ended March 31, 2012 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

Future Capital Requirements

As of March 31, 2012, we had total cash and cash equivalents of $1.9 million. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, anticipated future product revenues and available borrowing under our line of credit with Silicon Valley Bank discussed below, will be sufficient to fund our operations for at least the next 12 months.

As described above, there is substantial doubt about our ability to continue as a going concern. We believe that the completion of this offering will provide us with sufficient capital to enable us to continue as a going concern.

We expect to incur additional operating losses at least through fiscal year 2013 as a result of supporting sales and marketing initiatives and research and development activities that will be funded with the net proceeds of this offering. In addition, net proceeds will be used to fund first quarter 2013 cash expenditures that are higher than usual due to annual operating items and to make payments to Medtronic, Inc. relating to the Prostiva license transaction. During the first quarter of fiscal year 2013, payments to Medtronic for $1.4 million of Prostiva product received since the acquisition date will be due, and an additional $700,000 will be due in the second quarter of fiscal year 2013. These payments were deferred as a result of 270-day payment terms negotiated as part of the license transaction. Royalty payments on the first year of Prostiva sales are also due in the second quarter of fiscal 2013. Total estimated payments in the first two quarters of fiscal year 2013, including $500,000 for the other half of the license fee, royalties for fiscal year 2012 and deferred inventory payments will be approximately $3.1 million, which we also expect to fund in part through the net proceeds of this offering.

We expect that our sales and marketing initiatives, bolstered by our research and development activities, will drive additional product sales and result in increased revenue. Successful transition to profitability is dependent upon increasing revenues to a level that is adequate to support our cost structure. However, we cannot assure you that we will be profitable or generate positive cash flow from operating activities.

On January 11, 2012, we entered into a loan and security agreement (the “loan agreement”) with Silicon Valley Bank (“SVB”) to provide additional liquidity. The line of credit allows borrowing by us of up to the lesser of $2.0 million or the defined borrowing base consisting of 80% of eligible accounts receivable. This line of credit facility is described in greater detail below. We do not intend to draw on this credit facility until such time as we would need it to meet outstanding obligations and sustain the day-to-day operations of our business. As of March 31, 2012, we have not borrowed against this facility.

Description of SVB Line of Credit

Under the loan agreement with SVB, SVB will make revolving advances to us up to the lesser of $2.0 million or the defined borrowing base consisting of 80% of eligible accounts receivable. All amounts borrowed by us under this revolving line of credit with SVB will be due January 11, 2014. However, if the aggregate outstanding advances exceed the lesser of $2.0 million or the borrowing base, we must immediately repay such excess amount, together with accrued interest at a default rate of 5.0% above the otherwise applicable interest rate. In general, if our unrestricted cash maintained at SVB for the immediately preceding month is greater than the outstanding obligations and there is no event of default continuing, we will be “Streamline Eligible” under the loan agreement with SVB. If we are not Streamline Eligible, proceeds from the disposition of the collateral securing the line of credit (which would include collections on accounts receivable) would be paid to SVB and applied on a daily basis to our outstanding obligations under the loan agreement. If we are Streamline Eligible, proceeds from the disposition of collateral will be delivered to our lock-box account at SVB and not be automatically applied to the outstanding obligations under the loan agreement. If the line of credit terminates prior to the January 11, 2014 maturity date either at our election or at SVB’s election due to the occurrence and continuance of an event of default, we must pay a fee of $20,000.

The principal amount outstanding under the revolving line of credit will accrue interest at a floating per annum rate equal to either the prime rate plus 3.75% if we are not Streamline Eligible or the prime rate plus 2.75% if we are Streamline Eligible. Interest is payable monthly.

In connection with the loan agreement, we granted SVB a first priority security interest in certain of our properties, rights and assets, specifically excluding intellectual property (but including accounts receivable and proceeds of intellectual property).

The loan agreement contains customary affirmative and negative covenants and requirements relating to us and our operations. The affirmative covenants require, among other things, that we deliver to SVB monthly, quarterly, and annual financial statements, budgets, transaction reports, and other financial and accounts receivable information. There are also affirmative covenants relating to the compliance of us and our business with applicable law, handling of accounts receivable, remittance of proceeds from collateral, taxes, access to collateral and our books and records, insurance, maintenance of operating accounts, and protection of our intellectual property rights. We also must meet a financial covenant that requires our maximum loss, on a trailing three month basis, not be greater than $1.5 million, tested on the last day of each month. The negative covenants prohibit us, without the consent of SVB, from making certain sales or transfers of our property, making changes in our business, management, ownership or location, merging with or acquiring any other company, incurring indebtedness (including subordinated debt), encumbering our assets, and entering into certain transactions with affiliates.

The loan agreement also prohibits us from making any dividends, distributions or payments on our capital stock, including our common stock, or from redeeming, retiring or repurchasing any capital stock, including our common stock.

We have and will pay fees to SVB in consideration of the revolving line of credit, including (i) a commitment fee of $30,000, half of which was paid on January 11, 2012 and half of which will be due January 11, 2013; (ii) an unused revolving line facility fee, payable monthly, in arrears, on a calendar year basis, in an amount equal to 0.50% per annum of the average unused portion of the revolving line, as determined by SVB; (iii) a monthly collateral monitoring fee of $750 payable in arrears on the last day of each month for each month we are not Streamline Eligible; and (iv) legal expenses of SVB not to exceed $10,000. We previously paid SVB a fee of $25,000, which was allocated to pay legal expenses and one-half of the commitment fee paid on January 11, 2012.

Cash Used for Operating Activities

During fiscal year 2011, we used $2.4 million of cash for operating activities compared to $1.3 million used in fiscal year 2010 primarily as a result of the increase in our net operating loss. The net loss included non-cash charges of $565,000 for depreciation and amortization expense and $369,000 of stock-based compensation expense. Changes in asset and liability balances generated $463,000 of operating cash flow for the year as a result of a decrease in inventory levels of $243,000 as a result of reduced production, an increase in accounts payable balance of $307,000, and a decrease in prepaid expenses of $234,000, partially offset by a decrease in accrued expenses and deferred income of $387,000 largely as a result of a decrease in accrued compensation.

During the nine-months ended March 31, 2012, we used $756,000 of cash for operating activities. The net loss of $3.5 million included non-cash charges of $518,000 from depreciation and amortization expense, $277,000 from stock-based compensation expense and $438,000 of accreted interest expense. Changes in operating items resulted in the generation of $1.4 million of operating cash flow for the period as a result of higher accounts payable of $2.0 million and higher accrued expense and deferred income of $460,000, partially offset by higher accounts receivable of $1.0 million. The increase in accounts payable is the result of, as previously mentioned, the deferral of payments for approximately $2.1 million of Prostiva product purchased since the date of acquisition from 270-day payment terms negotiated as part of the licensing transaction with Medtronic. The increase in accrued expenses and deferred income is the result of an increase of $154,000 in the payroll accrual due to timing, a $143,000 increase in the commission accrual due to the increase in sales, as well as an $89,000 increase in the bonus accrual as we are currently meeting more of our bonus objectives in fiscal year 2012. The increase in accounts receivable is the result of the increase in sales as well as an increase in days sales outstanding from 41 days as of June 30, 2011 to 45 days as of March 31, 2012.

Cash Used for Investing Activities

During fiscal year 2011, we used $275,000 for investing activities primarily to purchase leasehold improvements related to a tenant improvement allowance as a result of signing a building lease extension.

During the nine-months ended March 31, 2012, we used $548,000 for investing activities of which $500,000 relates to payment of half of the $1 million licensing fee related to the Prostiva RF Therapy System acquisition. The remaining $48,000 of investing activities relates to the purchase of property and equipment to support our business operations and investments in intellectual property.

Cash Provided by Financing Activities

During fiscal year 2011, we generated $4,000 from financing activities as a result of proceeds from the exercise of stock options. During the nine-months ended March 31, 2012, we generated $100,000 of cash from financing activities as a result of proceeds from the exercise of stock options.

Contractual Commitments

We plan to continue offering customers a variety of programs for both evaluation and longer-term use of our Cooled ThermoTherapy system control units and Prostiva RF Therapy System generators and scopes in addition to purchase options. We also will continue to provide physicians and patients with efficient access to our Cooled ThermoTherapy system control units and Prostiva RF Therapy System generators and scopes on a pre-scheduled basis through our mobile service.

As of June 30, 2011, our property and equipment, net, included approximately $551,000 of control units used in evaluation or longer-term use programs and units used in our Company-owned mobile service. As of March 31, 2012, our property and equipment, net, included approximately $572,000 of control units, generators and scopes used in evaluation or longer-term use programs and in our Company-owned mobile service.

Depending on the growth of these programs, we may use additional capital to finance these programs.

Future contractual commitments that will affect cash flows are as follows (in thousands):

	Fiscal Years
	2012	2013	2014	2015	2016

Building and equipment leases	$214	$216	$211	$212	$215

Prostiva Payments
Remaining license fee	—	500	—	—	—
Annual license maintenance fee	—	65	65	65	65
Royalty obligations*	—	456	746	895	1,357
Consigned inventory payments	—	1,376	—	—	—
Total contractual Prostiva payments	—	2,397	811	960	1,422

Total Contractual Commitments	$214	$2,613	$1,022	$1,172	$1,637

* Represents royalties, including minimum royalty obligations, based on management’s estimates of future revenues to be generated through sales of Prostiva products. Actual revenues generated through sales of Prostiva product and actual royalty payments may differ from these estimates.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Recently Issued Accounting Standards

Information regarding recently issued accounting pronouncements is included in Note 15 to the Condensed Financial Statements for the quarter ended March 31, 2012 included in this prospectus.

BUSINESS

Overview

Urologix develops, manufactures, and markets non-surgical, office-based therapies for the treatment of the symptoms and obstruction resulting from non-cancerous prostate enlargement also known as benign prostatic hyperplasia (BPH). These therapies use proprietary technology in the treatment of BPH, a disease that affects more than 30 million men worldwide and is the most common prostate problem for men over 50. We market both the Cooled ThermoTherapy™ (CTT) product line and the Prostiva® Radio Frequency (RF) Therapy System. We acquired the exclusive worldwide license to the Prostiva® RF Therapy System in September 2011. These two technologies are designed to be used by urologists in their offices without placing their patients under general anesthesia. CTT uses a flexible catheter to deliver targeted microwave energy combined with a unique cooling mechanism that protects healthy urethral tissue and enhances patient comfort to provide safe, effective, lasting relief from BPH voiding symptoms by the thermal ablation of hyperplastic prostatic tissue surrounding the urethra. The proprietary Prostiva® RF Therapy System delivers radio frequency energy directly into the prostate through the use of insulated electrodes deployed from a transurethral scope, ablating targeted prostatic tissue under the direct visualization of the urologist. These focal ablations reduce constriction of the urethra, thereby relieving BPH voiding symptoms. These two proven technologies have slightly different, yet complementary, patient indications and providing them to our urologist customers enables them to treat a wide range of patients in their office. We believe that these office-based BPH therapies are efficacious, safe and cost-effective solutions for BPH as they have shown results clinically superior to those of medication based treatments and without the complications and side effect profile inherent with surgical procedures.

Our goal is to establish Cooled ThermoTherapy and Prostiva RF Therapy as the preferred therapeutic options considered by urologists for their BPH patients in the earlier stages of disease progression who do not want to take chronic BPH medication or are unhappy with the side effects, costs or results. A urologist can choose between our two therapies based upon clinical criteria specific to the BPH patient’s presentation. Our business strategy to achieve this goal is to:

•	Educate patients and urologists on the benefits of Cooled ThermoTherapy and Prostiva RF Therapy through the Company’s “Think Outside the Pillbox!” and other market development efforts,

•	Increase utilization of Cooled ThermoTherapy and Prostiva RF Therapy by urologists who already have access to a Cooled ThermoTherapy and/or Prostiva RF Therapy system,

•	Increase the number of urologists who utilize one or both of our therapy treatment options for their patients,

•	Continue to partner with our European distributors to support the customers outside the United States, and

•	Pursue other technologies to add to our portfolio that fit our brand, distribution channels and clinical standards through acquisition or other partnering structures.

The prostate is a walnut-sized gland surrounding the male urethra (the channel that carries urine from the bladder out of the body) that is located just below the bladder and adjacent to the rectum. BPH is a non-cancerous disease in which the prostate grows and constricts the urethra causing adverse changes in urinary voiding patterns. While the actual cause of BPH is not fully understood, it is known that as men reach middle age, cells within the prostate begin to grow at an increasing rate. As the prostate grows, it compresses or impinges on the urethra and bladder neck, thereby restricting the normal passage of urine. BPH patients typically suffer from a variety of troubling symptoms generally referred to as LUTS (Lower Urinary Tract Symptoms), which can have a significant impact on the quality of life of men suffering from BPH. LUTS caused by BPH includes frequent urination during the day and night, difficulty starting or stopping urination, urgency to urinate and painful urination. Delay in treatment may lead to serious consequences including complete obstruction (acute retention of urine), urinary tract infections, bladder stones, degeneration of bladder function and, in extreme cases, kidney failure.

Market Opportunity

While there are over 30 million men worldwide with symptomatic BPH, we are focused on growing our market penetration primarily in the U.S. The U.S. BPH market is large, underpenetrated and can be expected to continue to grow due to the general aging of the population as well as increasing life expectancies. BPH generally affects men after the age of 50. Epidemiological studies have shown that BPH will occur in a percentage of men roughly equivalent to the average age of the group studied. To illustrate this concept, on average, 70 year old men have a 70% chance of having BPH, while 60 year old men have a 60% incidence rate. Approximately half of men with BPH will have moderate to severe LUTS related to their disease as determined by the standard method of assessing symptoms. Patient claims analysis has shown that there are over 8.7 million men that are currently diagnosed with BPH in the U.S. Based on the aging of the population and the incidence of the disease, we estimate over 750,000 new patients each year will develop clinically significant BPH in the U.S. alone.

Treatment Options

Watchful Waiting

When a patient first presents with LUTS caused by BPH, physicians generally suggest drugs as the first treatment option, but ultimately leave the decision up to their patients. Due to the costs, side effects and complications associated with BPH drug therapies, many patients diagnosed with BPH choose to be regularly monitored by their urologists, but elect not to begin a drug regimen. The patients who opt out of therapy fall into a group referred to as “watchful waiting”. Historically, bothersome symptom persistence, symptom worsening or an acute urinary event such as retention is a trigger for the patient to move on to some other form of therapy for those in the “watchful waiting” group.

Chronic Drug Therapy

Drug therapy has historically been the first line of treatment. Currently, over 4 million men in the U.S. are on some form of chronic BPH medication. The most rigorous studies have shown that approximately 20% of patients treated with drug therapy discontinue treatment within 24 months for various reasons including cost, ineffectiveness, side effects and the burdens of compliance. Patients may also try multiple drugs or combinations of drugs to improve effectiveness. This leads to a more costly treatment regimen and often an increased incidence of side effects. In addition, there is risk that men who continue to take BPH drugs for long periods of time may miss signs of degradation in their urinary function due to the drug(s) masking the disease progression.

Most BPH patients suffering from LUTS are initially given an alpha-blocker. Alpha-blockers are a class of drugs used to treat high blood pressure and work by relaxing smooth muscle cells such as those found around the urethra. This results in easing many of the symptoms of LUTS, but does nothing to slow down the progression of prostate enlargement resulting from BPH.

When a patient is dissatisfied with his first drug for BPH, typically an alpha-blocker, and seeks additional therapy this is referred to as Complex BPH in the recently updated American Urological Association (AUA) Guidelines. At this point, the Guidelines recommend urologists discuss additional drugs, office-based procedures or surgery as an option and to come to a shared decision with the patient.

If a patient wants to continue with drug therapy, a physician may prescribe a second drug called a 5-ARI. This “Combination Therapy” drug regimen has been shown to produce the best results although there is increasing evidence of side effects. 5-ARIs are drugs that inhibit the conversion of testosterone into DHT. Reducing DHT is believed to slow the growth of the prostate. While prescribing both an alpha-blocker and a 5-ARI has shown better symptom improvement, there are also increased rates of side effects as patients experience side effects from both drug classes.

Recent events within the BPH drug market have occurred that we believe will help to motivate patients to ask their physicians about non-drug therapeutic treatment options, such as office-based therapies, earlier than in the past. In the last year the FDA has issued a safety alert and required a label change on 5-ARI drugs for two different risk factors. The safety alert for the first risk factor, which was in June of 2011, is related to risk of high-grade prostate cancer. The second risk factor, a label change requirement issued in April of 2012, is related to adding a risk of persistent sexual side effects to the list of potential adverse events. These FDA actions generated significant press in the media which has caused many patients to ask their doctors about the drugs they are taking for their BPH. As a result of this recent evidence, we believe that, as an alternative, many of these men may elect to have an office-based procedure that has been proven effective in treating their disease, has a safer profile than surgical options and can eliminate the need for further drug therapy.

Surgical Therapy

There are two primary surgical procedures to treat BPH: TURP or laser. Traditionally, the “gold standard” surgical procedure has been Transurethral Resection of the Prostate (TURP), an invasive surgery in which portions of the prostatic urethra and surrounding tissue are removed, thereby widening the channel and improving urinary flow. While the patient is under general anesthesia, the urologist inserts a rigid scope into the urethra and then uses an electro-cautery device to core out sections of the prostate. Although TURP results in a dramatic improvement in urine flow and reduction in symptoms, the procedure can require a hospital stay and lengthy recovery time and is reported to have a higher rate of side effects and complications than other treatment options. Because the TURP procedure requires a highly skilled surgeon with extensive training, the outcomes and incidence of complications is affected by the experience of the surgeon performing the TURP. TURP currently accounts for approximately half of BPH surgical procedure volume.

The other half of the surgical procedure volume consists of laser vaporization or laser enucleation of the prostate performed in an operating room through a rigid cystoscope and is similar to a TURP. The patient is placed under general anesthesia before a rigid scope is inserted into the urethra. Then the prostatic and urethral tissues are removed using a laser fiber placed down the rigid scope to ablate the tissue or cut it out instead of using an electro-cautery device. Similar to the traditional TURP, the success and safety profile of these procedures is largely dependent on technique.

Urologix’s Office-Based Treatment Options

Urologix is focused on technologies that enable the treatment of patients in the safe, comfortable setting of a urologist’s office without general anesthesia. Office-based therapies provide significant advantages over other BPH treatment options. Compared to chronic drug therapy, it is a one-time treatment that provides lasting results in most patients without the ongoing risk of side effects and costs associated with long term daily medication. Compared to surgery, Urologix’s office-based technologies produce lasting results while avoiding many of the complications and costs associated with surgery.

Providing an option between two different therapies, CTT or Prostiva, allows urologists to select which device will provide the best outcome for each patient whom they treat for BPH. Because of the unique aspects of each of our technologies some patients may be indicated for one technology over the other. The FDA indications help with these treatment decisions. For example, the Prostiva technology is only indicated for patients with a prostate size between 20 grams and 50 grams, while the CTT system is approved for prostates up to 100 grams. In addition, there is a minimum prostatic urethral length which CTT can treat due to the length of the microwave antenna, while the Prostiva system does not have this requirement. Other prostate anatomy issues can also favor one technology versus the other. Therefore, by having both technologies as an option the urologist can select the device best suited for the patient. Many patients may be candidates for either procedure, in which case the urologist can discuss both options and come to a shared decision with their patients, a process that aligns with the American Urological Association guidelines.

We believe that both CTT and Prostiva provide incremental value to the patient, the urologist and the healthcare system overall. For the patients, they are able to have an effective and durable procedure that will relieve the majority of them from the burden of chronic medication without the risk of general anesthesia or the expense of having to pay for the hospital deductibles. For the urologists, they can make their patients happy and healthier with a technology that fits into their office clinical routine and is well reimbursed. The healthcare system benefits because the overall cost of these office-based procedures is substantially less than the total cost for any surgical option and saves the costs of chronic medication. We believe our two technologies that account for the majority of office-based BPH procedures are well positioned for a healthcare system of the future that rewards cost effective technologies that provide value to all the constituents in the healthcare equation.

Cooled ThermoTherapy

Cooled ThermoTherapy (CTT) is a microwave energy treatment that provides effective, durable and safe relief from BPH symptoms. The CTT system consists of a CoolWave or prior generation Targis control unit and a proprietary, flexible catheter that targets energy into the transition zone of the prostate producing a temperature sufficient to cause cell death, while simultaneously cooling and protecting the healthy, pain-sensitive urethral tissue. Our newest Cooled ThermoTherapy catheter is the CTC Advance microwave catheter designed to improve ease of use and patient comfort compared to earlier generation devices.

During a Cooled ThermoTherapy procedure, a catheter is inserted into the urethra and anchored in the bladder, and a thermosensing unit is placed into the patient’s rectum. Chilled water is then circulated through the catheter to lower the temperature of the urethra and protect it from heat and discomfort during the treatment. Temperatures in the urethra and rectum are monitored continuously during the treatment while microwave energy is delivered into the prostatic tissue, ultimately resulting in a reduction in the size of the prostate and relief of symptoms as the body re-absorbs the destroyed tissue through its natural healing process following the treatment. The treatment cycle is completed in approximately 30 minutes, while the total room time with the patient is approximately an hour.

Prostiva RF Therapy

Prostiva RF Therapy is a radio frequency needle ablation treatment for BPH. Prostiva therapy is conducted in offices without the need for general anesthesia. The Prostiva system consists of a hand piece with a specialized 18.5F (approximately 6mm) rigid cystoscope connected to a radio frequency generator. The urologist is able to visualize the therapy continuously through the use of the scope and they control irrigation of the urethra for cooling and tissue preservation during the therapy.

During a Prostiva procedure, a grounding pad is placed over the patient’s sacrum, and the RF ablation current is directed towards the grounding pad through the prostatic tissue. Precise tissue heating occurs due to electrical resistance of the prostate tissue as electrons flows from the active to the return electrode. The RF current is precisely delivered to the region immediately surrounding the active electrode, with accurate control of the tissue effect. Ablation volume is a function of the placement and depth of the electrode, as well as the power utilized and the treatment duration. Temperature in the urethra is monitored continuously during the treatment while RF energy is delivered into the prostatic tissue, ultimately resulting in targeted necrosis of the prostatic tissues and relief of symptoms as the body re-absorbs the destroyed tissue through its natural healing process following treatment. Treatment time varies depending on gland size but is approximately 20-25 minutes and total room time is approximately 1 hour, equivalent to our Cooled ThermoTherapy.

Clinical Studies

Both Cooled ThermoTherapy and Prostiva have built substantial clinical evidence over the years, unlike most of the competitive in-office BPH therapies. There are over 100 published peer reviewed clinical articles that are supportive of these technologies. Numerous multi-center, prospective, clinical trials of Cooled ThermoTherapy and Prostiva RF Therapy have been conducted both in the United States and internationally.

Study objectives have included: collection of safety and efficacy data, support of new indications and marketing claims, generation of long-term durability data, and data collection for Medicare and other reimbursement approvals in various markets. The results of these trials showed a majority of patients received significant long-term relief from the symptoms and obstruction caused by their BPH. BPH symptoms were measured using validated symptoms score instruments, such as the American Urological Association Symptom Score (AUASS). Quality of life (QoL) was also measured using a validated scoring instrument where higher scores indicated a lower quality of life. Peak flow rates (Qmax) were measured in numerous studies where values were expressed in milliliters (mL) per second.

AUASS is a 35 point scale where the higher the score the more severe the BPH symptoms. A score greater than 7 is considerate moderate symptomatic BPH. The minimum threshold for clinically significant improvement in the AUASS is commonly viewed as a reduction of 4 or more points. Success in clinical studies is often determined by a reduction of 30% from the baseline score.

Cooled ThermoTherapy

In April 2009 at the American Urological Association (AUA) annual meeting, two separate presentations highlighted our five-year durability data and the ability of urologists using our Cooled ThermoTherapy system to customize the treatment for individual patients.

At the 2010 AUA annual meeting, we had two additional presentations at the sub-specialty meeting of the Geriatric Urological Society. The first presentation highlighted how the combination of cooling and high energy provided by Cooled ThermoTherapy enables delivery of a therapeutically effective treatment. The second demonstrated the five year preservation of sexual function following Cooled ThermoTherapy, a significant concern for sexually active men considering the alternatives of chronic medication or surgery.

At the 2011 North Central Sectional meeting of the AUA, a presentation on the comparative cost effectiveness of BPH treatment options showed that CTT was a cost effective treatment option for BPH. In aggregate, we believe such society and professional presentations underscored the efficacy, safety, durability and cost savings that Urologix technologies bring to both patients and physicians.

The most recent peer-reviewed journal publication of Cooled ThermoTherapy five-year data appeared in the Journal of Urology in May, 2011. Mynderse et al prospectively followed patients for five years during an FDA approved study of the Urologix Cooled ThermCath® (CTC) Microwave Catheter. The results showed significant improvement in symptoms, peak flow rate and quality of life (QoL), through the five-year time point. Participating clinical study sites included leading academic centers such as The Mayo Clinic, University of Texas Southwestern, Johns Hopkins and Duke University. In 2010, the AUA BPH Practice Guideline committee commented that the durability of high-energy transurethral microwave therapy (like Cooled ThermoTherapy) appeared to have improved due to the advent of higher energy, later generation devices. The figure below displays the sustained percentage improvement in AUASS and Qmax over the five year follow up period. The percent improvement over baseline for QoL followed a similar trend and was 41% better at year five.

The effectiveness of the Cooled ThermoTherapy BPH treatment was further demonstrated by Mynderse et al when examining retreatment rates and patient follow-up in the study and is summarized in the figure below:

The 5-year data described above are supported by multiple peer reviewed publications over the years showing the significant safety, effectiveness and durability of a CTT procedure. These published articles include:

1.	In 2001 Djavan et al compared 51 patients treated with Cooled ThermoTherapy vs. 52 treated with alpha blocker BPH medication. Symptom improvement, urinary flow rate, and QoL were measured.

2.	In 2003 Thalman et al conducted a prospective trial where 200 patients were treated with Cooled ThermoTherapy. Symptom improvement and urodynamics were measured.

3.	In 2003 Osman et al compared the one-year subjective vs. urodynamic changes in 40 Cooled ThermoTherapy patients.

4.	In 2003 Miller et al studied the durability of Cooled ThermoTherapy over three centers in 150 patients for five years.

5.	In 2003 Berger et al studied Cooled ThermoTherapy in 78 high risk patients with acute urinary retention with a mean follow-up of 34 months.

6.	In 2004 Kaplan et al conducted the largest prospective Cooled ThermoTherapy study which involved 345 patients treated over nine institutions.

Djavan et al noted improvements in BPH symptoms, QoL and maximum urinary flow rate (Qmax) for both the medication and Cooled ThermoTherapy groups; however, the Cooled ThermoTherapy group demonstrated a significantly greater improvement. These effects were maintained for at least 18 months. Thalmann et al demonstrated that the Qmax rates of Cooled ThermoTherapy patients increased from 6 to 13 mL per second at 24 months and symptoms scores were decreased from a mean of 23 to 3. Osman et al reported mean symptom score reductions from 20.5 to 9, and mean flow rate increases from 9.2 to 15 mL per second. Berger et al reported 87.1% of patients in retention before treatment were able to void after Cooled ThermoTherapy, though 7.3% experienced repeat retention within two years. Kaplan and colleagues demonstrated that 65% of Cooled ThermoTherapy patients showed a greater than 50% reduction in symptom scores the first year, with a mean improvement of 11.1 points. In the 85 patients available for five-year follow-up, absolute symptom score improvement was maintained at 8.4 points. Flow rates improved from 7.5 to 10.5 mL per second at three years.

In summary, since its introduction to the market in 1997, Urologix’ Cooled ThermoTherapy has been studied in numerous clinical trials; the results of which demonstrate significant and durable improvement in BPH symptoms, QoL, and urinary flow rate.

Prostiva RF Therapy

Prostiva is the newest generation of transurethral RF needle ablation of the prostate. This technology was first used in the early 1990s, with the first preliminary clinical trials published in 1993. The first human clinical studies in the United States began in 1994, and subsequent U.S. Food and Drug Administration (FDA) approval of the procedure was granted in 1996.

Since FDA approval of Prostiva RF Therapy, 4 randomized, prospective trials comparing it to transurethral resection of the prostate (TURP) have been published:

1.	In 1999 Roehrborn et al summarized outcomes of symptom improvement, QoL, bladder wall pressure and Qmax at 6 months;

2.	In 2001 Hindley et al compared Prostiva RF to TURP in 50 patients over 2 years, reporting on symptom improvement, QoL, and urodynamics;

3.	In 2003 Cimentepe et al also provided symptom improvement, QoL and urodynamics results after 18 months of follow-up on 59 patients; and

4.	In 2004 Hill and colleagues provided 5-year follow-up on same patient cohort as Roehrborn et al, 1999. Results included symptom improvement, QoL, and urodynamics in the same group of 121 patients.

Roehrborn et al (1999) found that symptom scores of Prostiva RF subjects were decreased by nearly 50% at six months. At 60 months Hill et al (2004) reported symptom improvement for the same cohort of subjects was maintained. Hindley et al (2001) reported symptoms were decreased by nearly 65% for Prostiva.

QoL results followed a similar trend for Roehrborn and Hindley, and results were maintained at 5 years as reported by Hill et al. Cimentepe et al (2003) found similar trends in symptom scores, QoL measures and urodynamics as reported by the other studies identified above. From these 4 studies, no significant short-term complications from Prostiva, including need for transfusion, were reported. In a confirmation of the results of the 4 randomized, prospective trials comparing Prostiva RF Therapy to TURP, the 2010 AUA BPH Practice Guidelines Committee concluded that: “… based on these reports, the symptom improvement is significant and sustained for both treatments, with somewhat greater improvement in the symptom score for TURP.”

In addition to the 4 randomized prospective trials detailed above, numerous single-group cohort studies of Prostiva RF Therapy have been published as well. Symptom improvement, QoL, and urinary flow rate improved in a fashion very similar to that reported in the randomized trials. Short-term complications, including the need for transfusion, were uncommon or nonexistent. Erectile dysfunction and retrograde ejaculation were more common with TURP than Prostiva RF Therapy, and generally Prostiva patients reported very few sexual side effects. In fact, in 2010 the AUA BPH Practice Guideline Committee concluded that Prostiva RF Therapy is an attractive BPH therapy due to its safety; low perioperative complications, and low to nonexistent rate of sexual dysfunction. The Committee also noted that improvements in symptoms, QoL and urinary flow rates were significant for Prostiva RF.

In summary, since being introduced to the U.S. market, multiple prospective trials have established Prostiva RF Therapy’s significant clinical benefit as well as the attractive safety profile when compared to surgical therapy.

Sales and Marketing

Our goal is to establish our technologies as the first treatment choice for BPH patients looking to avoid daily medication or who are dissatisfied with symptom improvement, cost and/or side effects from chronic BPH drugs.

          United States

We have a sales and marketing team consisting of sales management, marketing support, clinical support, mobile application specialists and direct sales representatives, all of whom are dedicated to marketing our Cooled ThermoTherapy and Prostiva RF Therapy products and our Urologix mobile service. We offer our Cooled ThermoTherapy and Prostiva technology to our customers on a direct purchase, mobile or longer-term use basis. Pricing for single-use treatment catheters to direct customers and our Urologix mobile service varies based upon treatment volume.

Our direct sales force as of March 31, 2012 consists of 24 professionals and is focused on urologists who treat or are interested in treating BPH patients in their office. Our Urologix mobile application specialists transport the CoolWave and Prostiva capital equipment, along with the disposables, to urologist offices, ambulatory surgery centers and hospitals on a scheduled basis, making the treatment available to urologists and their patients on an efficient and economical basis. As of March 31, 2012, our mobile assets included 16 vans that service 14 mobile routes in select geographies across the United States. In addition to our direct sales channel and Urologix owned mobile service, we continue to utilize independent third-party mobile service providers to provide urologists with access to our Cooled ThermoTherapy and Prostiva treatment.

Our marketing and patient education efforts are focused on three goals: (i) increasing urologist adoption of both technologies and optimizing patient selection for maximum patient benefit and appropriate utilization; (ii) increasing patient awareness of office based treatment options; and (iii) exposing urologists to the significant patient need for effective alternatives to medical management that are non-surgical. We employ specific tools to support each of these goals. For the first, this includes developing a well trained clinically oriented sales force that can explain both technologies and patient selection criteria and arming them with the tools and knowledge to be successful. For the second and third, our primary platform for raising patient awareness and increasing urologist exposure to the patient need is through the “Think Outside the Pillbox” campaign. We have had repeated success with this effort with strong patient responses to our call to action and urologists impressed with the turnout at the educational events. The result of these activities on our business is that the accounts that participate in this program have increased utilization, measured by revenue per account, after the campaign compared to before.

As of March 31, 2012, we employed a total of 45 individuals in our sales and marketing departments and in our Urologix mobile service. The expenses for our Urologix mobile service are included in cost of goods sold.

          International

Although our international sales efforts have historically been relatively modest, we believe that there is a potential market for Urologix products outside of the United States in certain, limited markets. We will utilize local distributors experienced in selling products to hospitals and urologists to assist us in these opportunities. During the second quarter of fiscal 2012, we assumed distribution responsibilities from Medtronic consistent with the terms of the Transition Services and Supply Agreement and contracted sales of the Prostiva RF Therapy system in Europe by entering into supply agreements with distributors in targeted countries. The inherent challenge outside the United States is that, with the exception of the regions where we have established distribution partners, third party reimbursement of office-based BPH procedures is less prevalent and our revenue from these international markets would largely depend on the willingness of private payors to reimburse us a fair amount for our products and services, or that the patient will pay out-of-pocket for significant portions or all of the treatment cost.

Manufacturing

We assemble CoolWave control units and Targis and CTC Advance catheter procedure kits using materials and components supplied by various subcontractors and suppliers, as well as components we fabricate at our suburban Minneapolis facility. Several of the components used in our control units and procedure kits are currently available to us through a single vendor.

We have agreements in place with Medtronic and with other third party manufacturing companies for the supply of the key components of the Prostiva RF Therapy system during the transition period of our Transition Services and Supply Agreement with Medtronic.  The existing supply agreements relating to the Prostiva RF Therapy system will be assigned to us by Medtronic following this transition period on the terms specified by the Transition Services and Supply Agreement.

We continuously seek to develop alternative sources for critical components, however, when alternative sourcing is not possible, we enter into supply agreements with each component provider. Nevertheless, failure to obtain components from these providers or delays associated with any future component shortages, particularly if we increase our manufacturing level, could have a material adverse effect on our business, our financial condition and our overall operating results.

Our manufacturing operations and the operations of our third-party suppliers must comply with the U.S. Food and Drug Administration’s (FDA) quality system regulation which includes, but is not limited to, the FDA’s Good Manufacturing Practices (GMP) requirements, and must comply with certain requirements of state, local and foreign governments for assuring quality by controlling components, processes and document traceability and retention, among other things.

The FDA periodically inspects our facility, documentation and quality systems. To date the FDA has noted no significant deficiencies of GMP. Our facility will continue to be subject to periodic inspections by the FDA and by other auditors. We believe that our manufacturing and quality control procedures meet the requirements of the FDA and other regulators and that we have established training and internal audit systems designed to ensure compliance.

We have received and maintained ISO 13485 quality system certification indicating compliance of our manufacturing facilities with international standards for quality assurance and manufacturing process control. We also have received and maintain CE mark certification, which allows us to affix the CE Mark to our CoolWave, Targis and CTC Advance products and market them in the European Union.

As of March 31, 2012, we employed 28 individuals in our manufacturing department.

Research and Development

We continue to invest in research, development, and clinical trials to build upon our intellectual property, and our scientific and clinical knowledge to develop innovative future generations of BPH products and services. These investments are intended to improve our product offerings and expand the clinical evidence supporting each of our therapies for BPH. Our research and development efforts and goals are currently focused primarily on improving the features and functions of the technologies used in our Cooled ThermoTherapy and Prostiva RF Therapy procedures; improving the ease of use, patient comfort and clinical response to treatment; and also reducing the manufacturing cost of our products.

During the fiscal years ended June 30, 2011 and 2010, and 2009, we spent $2.2 million, $1.8 million, and $2.4 million, respectively, on our research and development efforts. During the nine months ended March 31, 2012, we spent $1.6 million on our research and development efforts. As of March 31, 2012, we employed 11 individuals in our research and development department.

Reimbursement

We believe that third-party reimbursement is essential to the continued adoption of Cooled ThermoTherapy and Prostiva RF Therapy, and that clinical efficacy, overall cost-effectiveness and physician advocacy will be keys to maintaining such reimbursement. We estimate that 70% to 80% of patients who receive Cooled ThermoTherapy and Prostiva RF Therapy treatment in the United States are eligible for Medicare coverage. The remaining patients are covered by either private insurers, including traditional indemnity health insurers and managed care organizations, or are private paying patients. As a result, Medicare reimbursement is particularly critical for widespread and ongoing market adoption of Cooled ThermoTherapy and Prostiva RF Therapy in the United States.

Each calendar year the Medicare reimbursement rates for all procedures, including Cooled ThermoTherapy and Prostiva RF Therapy, are determined by the Centers for Medicare and Medicaid Services (CMS). The Medicare reimbursement rate for physicians varies depending on the procedure type, site of service, wage indexes and geographic location. The national average reimbursement rate is the fixed rate for the year without any geographic adjustments, but does vary based on site of service. Cooled ThermoTherapy and Prostiva RF Therapy can be performed in the urologist’s office, an ambulatory surgery center (ASC), or a hospital as an outpatient procedure.

The 2011 national average of Medicare reimbursement in the physician office setting for all transurethral microwave therapy procedures, including CTT was $2,350 per procedure and for the radio frequency energy procedure, including Prostiva was $2,266. The reimbursement for calendar year 2012 is determined by the annual Medicare Physician Fee Schedule, as well as congressional actions to address the Sustainable Growth Rate (SGR) formula that affects Medicare reimbursement for all physicians. Congress acted to defer the negative impacts of the SGR formula in 2012 and as a result, the national average reimbursement in the physician office setting for 2012 is currently $2,159 for Cooled ThermoTherapy and $2,084 for Prostiva RF Therapy.

CMS has requested a valuation survey of over 70 procedural codes by various physician specialties. CMS uses this valuation survey to determine the need for an increase or a decrease to the codes under review. One of the three codes in urology for review is CPT 53850, the code for our Cooled ThermoTherapy technology. We have actively supported CMS’ review of the CTT procedure code and will continue our strategy to support reimbursement for CTT given the compelling data supporting the safety, clinical efficacy and cost effectiveness of this treatment option. The result of this evaluation process will not be published until the release of the 2012 CMS final rule in November 2012 for implementation, at the earliest, during calendar year 2013.

Cooled ThermoTherapy and Prostiva RF Therapy procedures also are reimbursed when performed in an ASC or a hospital outpatient setting, but these are a small portion of our business and the CMS changes to these rates will not have a material effect on our financial performance.

Private insurance companies and HMOs make their own determinations regarding coverage and reimbursement based upon “usual and customary” fees. To date, we have received coverage and reimbursement from private insurance companies and HMOs throughout the United States. We intend to continue our efforts to maintain coverage and reimbursement across the United States. There can be no assurance that either reimbursement determinations for Cooled ThermoTherapy and Prostiva RF Therapy from these payers or that amounts reimbursed to urologists for performing these procedures will be sufficient enough to encourage urologists to use Urologix’ product and service offerings.

As a result of recently enacted Federal health care reform legislation, substantial changes are anticipated in the United States health care system. Such legislation includes numerous provisions affecting the delivery of health care services, the financing of health care costs, reimbursement of health care providers and the legal obligations of health insurers, providers and employers. These provisions are currently slated to take effect at specified times over the next decade. The Federal health care reform legislation did not directly affect our fiscal year 2011 financial statements and we do not expect the legislation to affect our financial results for fiscal year 2012.

Internationally, reimbursement approvals for the Cooled ThermoTherapy and Prostiva procedures are awarded on an individual-country basis.

Patents and Proprietary Rights

We currently own 47 U.S. and 9 international patents. We also have three patent applications pending in the United States and we intend to file additional patent applications in the future. In addition, we have licensed numerous patents and patent applications related to the Prostiva technology as part of our worldwide exclusive license from Medtronic.

Several of our United States patents claim methods and devices that we believe are critical to providing a safe and efficacious treatment for BPH. There can be no assurance that our patents, or any patents that may be issued as a result of existing or future applications, will offer any degree of protection from competitors or that any of our patents or applications will not be challenged, invalidated or circumvented in the future.

In addition to patents, we also rely on trade secrets and proprietary know-how that we intend to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with employees and most of our consultants contain provisions requiring that the individuals assign to us, without additional consideration, any inventions conceived or reduced to practice while employed by or under contract with us, subject to customary exceptions. Our officers and other key employees also agree not to compete with us for a period following termination.

Competition

Competition in the market for the treatment of BPH comes from drug therapy, other minimally invasive office-based treatments, and invasive surgical therapies, such as TURP and laser surgeries (Laser Vaporization or Laser Enucleation). There are multiple companies that market or distribute surgical products for either TURP or laser procedures including: Olympus, Karl Storz, Endo Pharmaceuticals (American Medical Systems), Boston Scientific, Lumenis, Lisa Laser and Biolitec.

There are eight well-recognized prescription drugs available in the United States for treating the symptoms of BPH: Flomax (Boehringer Ingelheim International GmbH), Hytrin (Abbott Laboratories), Cardura (Pfizer Inc.), UroXatral (Sanofi-Synthelabo), Rapaflo (Watson Pharmaceuticals, Inc.), Proscar (Merck & Co., Inc.), Jalyn (GlaxoSmithKline), and Avodart (GlaxoSmithKline), some of which are now also available as a generic preparation. Drug therapy is currently the first-line therapy prescribed by most physicians – both primary care physicians and urologists – in the United States for BPH. The drug companies have significant resources to educate urologists and patients through direct sales and direct to consumer marketing. We focus on educating urologists and their patients to the benefits of our Cooled ThermoTherapy in a targeted and efficient manner but we have far fewer resources than manufacturers of BPH drugs.

Competition in the market for minimally invasive office-based treatments for BPH is also significant. Competitive devices include low energy microwave combined with balloon dilatation (Boston Scientific); non-cooled, low energy microwave (Endo Pharmaceuticals/American Medical Systems); and high energy microwave with limited cooling (Prostalund). Beginning in 2012, Boston Scientific began notifying customers that they intend to discontinue distribution of disposables for their Prolieve system as of June 30, 2012.

Additional competitors may enter the market. We believe our technologies offer a durable solution as shown in peer reviewed clinical trials with a very favorable safety profile and that new technologies must demonstrate competitive clinical data. Our products are FDA-approved for the largest treatable patient population compared to other office-based BPH therapies. Because our technologies do not require general anesthesia or have risk of significant bleeding or other complications, they can be performed in the urologist’s office or other outpatient environments. Further, because Cooled ThermoTherapy and Prostiva RF Therapy both combine high temperatures with cooling, we can achieve a controlled pattern of necrosis that conforms to a desired shape within the prostate, destroying hyperplastic tissues to create lasting results while preventing damage to the urethra, enhancing patient comfort and reducing complications.

Government Regulation

Both domestic and international government regulation significantly affects the research and development, manufacturing and marketing of our products. Under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act, the FDA holds the authority to regulate the manufacturing, distribution and sale of medical devices within the United States, while foreign sales are subject to governmental regulation and restrictions that vary by country.

Medical devices intended for human use in the United States are classified into one of three categories. Such devices are classified by regulation into either Class I (general controls), Class II (general controls and special controls) or Class III (general controls and pre-market approval (PMA)) depending upon the level of regulatory control required to provide reasonable assurance of the safety and effectiveness of the device. Good manufacturing practices, labeling, maintenance of records and filings with the FDA also apply to medical devices.

Our Cooled ThermoTherapy systems have received FDA approval for sale in the United States as a Class III medical device. We have obtained CE Mark certification for distribution of our Cooled ThermoTherapy systems in Europe and product registration for distribution in Canada, Australia, and New Zealand. The Prostiva RF Therapy System has received FDA clearance for sale in the United States as a Class II medical device. The Prostiva RF Therapy System has also received the CE Mark for distribution in Europe and product registration for distribution in Canada, Australia and New Zealand.

The FDA’s regulations require agency approval of a PMA supplement for a Class III medical device when certain changes are made to a product if the changes affect the safety and effectiveness of the device. Such changes include, but are not limited to, new indications for use; the use of a different facility or establishment to manufacture, process or package the device; changes in manufacturing methods or quality control systems; changes in vendors used to supply components of the device; changes in performance or design specifications; and certain labeling changes. Any such changes will require FDA approval of a PMA supplement prior to marketing of the device. There can be no assurance that the required approvals of PMA supplements for any changes will be granted on a timely basis or at all. Delays in receipt of, or failure to receive such approvals, or the loss of the approval of the PMA for either of our Cooled ThermoTherapy systems would have a material adverse effect on our business.

The FDA’s regulations also require agency clearance of a Premarket Notification Submission (often called a 510(k) submission) when certain changes are made to Class II products, including changes relating to component or product manufacturing. These changes require FDA clearance of the 510(k) submission prior to effecting the change. As part of our license from Medtronic, Inc. of the Prostiva RF Therapy System and the related Transition Services and Supply Agreement with Medtronic (described below under “Prostiva Related Agreements”), we are working with Medtronic to file an updated 501(k) submission and to prepare to transfer to us the product registrations for the U.S. following FDA clearance of this updated 510(k) submission. We are also working with Medtronic to obtain approvals and clearances necessary to transition the product registrations for the European Union and other jurisdictions outside of the U.S. There can be no assurance that the required FDA clearance of the 501(k) submission or the required approval or clearance of other regulatory bodies outside of the U.S. relating to the Prostiva product will be granted on a timely basis or at all. Delays in or the failure to receive such clearance, or the requirements or conditions imposed by the FDA or other regulatory bodies to obtain such clearances, would have a material adverse effect on our business and impair the value of the license to us, or possibly terminate the license, as further described in the “Risk Factor” section beginning on page 4 of this prospectus.

The process of obtaining FDA and other required regulatory clearances or approvals is lengthy and expensive. There can be no assurance that we will be able to obtain or maintain the necessary clearances or approvals for clinical use or for manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, government regulation may be established that could prevent, delay, modify or rescind regulatory clearance or approval of our products.

Medical device laws are also in effect in many of the countries outside of the United States in which we do business. These laws range from comprehensive device approval and quality system requirements for some or all of our medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. All medical devices sold in Europe must meet the European Medical Device Directive standards and receive CE Mark certification. CE Mark certification involves a comprehensive quality system program and submission of data on a product to the Notified Body in Europe.

Health Care Regulation

We regularly monitor developments in laws and regulations relating to our business. We may be required to modify our agreements, operations, marketing and expansion strategies from time to time in response to changes in the statutory and regulatory environment. Although we plan to structure all of our agreements, operations, marketing and strategies in accordance with applicable law, there can be no assurance that our arrangements will not be challenged successfully or that required changes will not have a material adverse effect on our operations or profitability.

Product Liability and Insurance

As a result of our exposure to product liability claims, we currently carry product liability insurance covering our products with policy limits per occurrence and in the aggregate that we have deemed to be sufficient. We cannot predict, however, whether this insurance will actually be sufficient, or if not, whether we will be able to obtain sufficient insurance to cover the risks associated with our business or whether such insurance will be available at premiums that are commercially reasonable. In addition, these insurance policies must be renewed annually. Although we have been able to obtain liability insurance, such insurance may not be available in the future on acceptable terms, if at all. A successful claim against us or settlement by us with respect to uninsured liabilities or in excess of our insurance coverage, or our inability to maintain insurance in the future, or any claim that results in significant costs or adverse publicity against us, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Employees

As of March 31, 2012, we employed 93 individuals on a full-time basis. We also had several part-time employees, consultants and independent third-party sales representatives. None of our employees are covered under a collective bargaining agreement.

Prostiva Related Agreements

On September 6, 2011, we entered into agreements with Medtronic, Inc. (“Medtronic”) and its subsidiary, VidaMed, relating to the Prostiva RF Therapy. These agreements are summarized as follows:

License Agreement: Under the License Agreement, Medtronic and VidaMed granted us an exclusive, worldwide license under patents, trademarks and other intellectual property to make, have made, develop, use, import, export, distribute, market, promote, offer for sale and sell the Prostiva® RF Therapy System in the field of the radio frequency treatment of the prostate, including the treatment of benign prostatic hyperplasia (BPH). In exchange for the license, we will pay Medtronic a license fee of $1.0 million, of which $500,000 was paid upon the execution of the License Agreement. The remaining $500,000, less the $147,000 purchase price payable under the Asset Purchase Agreement and certain credits under the Transition Services and Supply Agreement, must be paid by us on September 6, 2012. The Asset Purchase Agreement and the Transition Services and Supply Agreement are described below. We will also pay Medtronic royalties on net sales of product up to an annual maximum royalty amount. Beginning in the third contract year, we are obligated to pay Medtronic a minimum annual royalty amount. Earned royalties are payable thirty days following the end of each contract year. Beginning in the third contract year, additional amounts, if any, required to meet the minimum royalty obligations are payable ninety days following the end of each contract year. We are also obligated to pay a license maintenance fee of $65,000 on September 6, 2012 and annually thereafter in each contract year. In addition, if total payments by us to Medtronic under the License Agreement (other than the license maintenance fee) and under the Asset Purchase Agreement (described below) reach an aggregate of $10 million, we will have no further payment obligations to Medtronic and will thereafter have a fully paid up, royalty-free and perpetual license for the term of the License Agreement. The term of the License Agreement is ten years or the earlier closing date of a purchase under the Acquisition Option Agreement described below. In addition, either party may terminate the License Agreement by written notice for breach after an opportunity to cure, Medtronic may terminate the License Agreement in the event of our bankruptcy or insolvency, and the license will automatically terminate concurrently with certain terminations of the Transition Services and Supply Agreement (described below). Upon termination of the License Agreement, all rights to the Prostiva intellectual property will revert back to Medtronic and the Transition Services and Supply Agreement and Acquisition Option Agreement will terminate. Further, upon termination of the License Agreement by Medtronic as a result of our breach or bankruptcy, and following our purchase of assets under the Asset Purchase Agreement, Medtronic will have the right to repurchase such assets from us for the same purchase price we previously paid. Medtronic and VidaMed also entered into sublicenses to grant us rights to certain intellectual property relating to the Prostiva treatment.

Under the License Agreement, if a closing occurs under the Acquisition Option Agreement (described below), Medtronic and certain of its affiliates will be bound by a non-competition obligation for a two-year period following the closing of the transactions under the Acquisition Option Agreement, subject to certain exceptions.

Transition Services and Supply Agreement: We entered into a Transition Services and Supply Agreement with Medtronic under which Medtronic will provide us with transition services relating to manufacturing, sourcing, operations, compliance, quality, regulatory and other matters for an initial term ending one month after Medtronic completes certain regulatory work. We will pay Medtronic a fee of $30,000 per month beginning in November 2011 for these transition services and will continue paying this monthly fee until the earlier of the expiration of this initial term or the last of certain United States or European Union regulatory transfers. The parties also allocated responsibility for various other costs associated with the transition services.

Through the Transition Services and Supply Agreement, Medtronic appointed Urologix as its exclusive U.S. distributor (excluding Puerto Rico) of the Prostiva treatment until such time as we have received the regulatory approvals necessary to allow us to sell the product in the U.S. Medtronic also agreed to continue to sell products through certain channels outside of the U.S. during a three month transition period that expired on December 6, 2011. Since the expiration of the transition period, we are entitled to distribute products outside of the U.S. on an exclusive basis pursuant to the terms of a distribution agreement until we have received the necessary regulatory approvals, at which time we will be able to sell the products in those territories consistent with the regulatory approvals of those territories. Medtronic also consigned certain inventory to us and we are obligated to accept additional consignment inventory upon the expiration of transition periods.

Under the provisions of the Transition Services and Supply Agreement, the parties also agreed upon the handling of product warranty claims, agreed upon a transition plan for regulatory matters, and entered into a quality agreement. In addition, Medtronic assigned a supply agreement to us, will place orders with certain suppliers and sell those components to us at its cost, and will transfer certain other components to us.

The Transition Services and Supply Agreement will terminate on September 6, 2012, but if certain U.S. regulatory transfers have not been received during the twelve month period, the Transition Services and Supply Agreement will be extended for three months. Medtronic may terminate the Transition Services and Supply Agreement prior to the expiration of its term for an uncured breach by us. We may terminate the Transition Services and Supply Agreement prior to the expiration of its term in connection with excessive third party regulatory costs. If any of the following events occur, it would trigger a regulatory challenge under the Transition Services and Supply Agreement: Medtronic’s inability to ship or allow shipment of the Prostiva product for a certain time period due to safety concerns; a new clinical trial involving Prostiva is required by the FDA; Prostiva recalls, field actions or other similar activities required by applicable law or regulatory authority are necessary and the cost or time to address the matter exceeds certain thresholds; or currently unforeseen problems must be addressed by Medtronic under applicable law to perform the transition services and the associated cost exceeds certain thresholds or such problems are reasonably expected to prevent a U.S. regulatory transfer by the earlier of April 30, 2012 or six months following its submission of a 510(k) notification to the FDA. If one of these regulatory challenges occurs, Medtronic will have the first option to determine whether to do the work and incur the costs necessary to respond to the challenge. If Medtronic does not elect to exercise this option, we have the right to elect to respond to the challenge at our own expense, subject to certain limited assistance from Medtronic. If neither party elects to respond to the challenge, the Transition Services and Supply Agreement will terminate and Medtronic must pay us $250,000. In May 2012, Medtronic waived its right to declare certain regulatory challenges under the Transition Services and Supply Agreement through June 30, 2012 and determined to continue work under the Transition Services and Supply Agreement through June 30, 2012.

Upon termination by Medtronic for a regulatory challenge or by us, we will not have any further payment obligation for any minimum royalty, any license fee not then due and payable, or any obligation to purchase any assets under the Acquisition Option Agreement or the Asset Purchase Agreement, described below. In addition, the License Agreement will terminate concurrently with a termination of the Transition Services and Supply Agreement as a result of both parties electing not to respond to a regulatory challenge and by us as a result of excessive third party costs.

Acquisition Option Agreement: Under the Acquisition Option Agreement with Medtronic, we have the right to purchase and Medtronic has the right to require us to purchase the assets associated with the Prostiva treatment and the licenses and sublicenses granted by Medtronic and VidaMed. The transaction will be structured as a purchase by us of all of VidaMed’s common stock and any other Prostiva assets such as patents, trademarks and other intellectual property.

In the case of our exercise of our option to purchase, the purchase price will be $10 million less license fees and royalty amounts (including, if applicable, minimum royalty amounts) previously paid under the License Agreement and the purchase price paid under the Asset Purchase Agreement. In the case of Medtronic’s exercise of its option to require us to purchase, the purchase price will be the price stated by Medtronic in its exercise notice, provided that price is accepted by us in our sole discretion. Our rights and Medtronic’s rights under the Acquisition Option Agreement may be exercised until the License Agreement expires or terminates or, if earlier, the date the other party’s notice of exercise is received in accordance with the Acquisition Option Agreement. Upon exercise of our call option or Medtronic’s put option, we will grant Medtronic an exclusive, royalty-free, irrevocable, transferrable, sublicensable, worldwide license to exploit the patents we acquire in the Acquisition Option Agreement outside of the field of the radio frequency treatment of the prostate, including the treatment of BPH.

Asset Purchase Agreement: We entered into an Asset Purchase Agreement through which Medtronic is required to sell to us, and we are required to purchase from Medtronic, certain tangible assets used in the Prostiva business for a purchase price of $147,000. The purchase price will be payable the later of September 6, 2012 or at the closing of the Asset Purchase Agreement transactions, which will take place as soon as practicable after the date certain U.S. regulatory transfers are obtained. However, if the License Agreement is terminated prior to the closing of the Asset Purchase Agreement, then the Asset Purchase Agreement will automatically terminate.

DIVIDEND POLICY

To date, we have not declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. We are a party to a loan and security agreement dated January 11, 2012 with Silicon Valley Bank. That loan and security agreement prohibits us, without the consent of Silicon Valley Bank, from making any dividends, distributions or payments on our capital stock, including our common stock, or from redeeming, retiring or repurchasing any capital stock, including our common stock.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “ULGX.” The following table sets forth, for the last two fiscal years and for the completed quarters of the current fiscal year, the range of high and low sales prices of our common stock on the Nasdaq Capital Market for the fiscal years ended June 30, 2011 and 2010, for the first three quarters of our fiscal year ended June 30, 2012 and for the fourth quarter of our fiscal year ended June 30, 2012 from April 1, 2012 to May 23, 2012.

		Quarter
Fiscal Year		First	Second	Third	Fourth*

2012	High	$1.36	$1.08	$1.71	$1.30
	Low	0.72	0.72	0.87	$0.65

2011	High	$1.09	$1.00	$0.77	$1.11
	Low	0.71	0.45	0.51	0.57

2010	High	$1.31	$2.02	$2.02	$1.68
	Low	0.84	0.81	1.33	0.93

* For the fourth quarter of fiscal year 2012, reflects high and low sales prices for the period April 1, 2012 to May 23, 2012.

As of May 23, 2012, we had 14,802,868 shares of common stock issued and outstanding, which were held of record by 146 shareholders. The last reported sales price of our common stock on the Nasdaq Capital Market on May 23, 2012 was $1.24 per share.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization as of March 31, 2012 and as adjusted to give effect to the issuance of the shares of common stock offered hereby and the use of net proceeds from the sale of such shares, as described in the section entitled “Use of Proceeds.”

The Company does not have any debt outstanding as of March 31, 2012. At March 31, 2012, we estimate that the fair value of the consideration to be paid from and after March 31, 2012 related to the acquisition of the Prostiva business is approximately $6.9 million, which is represented in the table below as deferred acquisition payments. Short-term deferred acquisition payments represent the fair value of obligations due within a year following March 31, 2012; long-term deferred acquisition payments represent the fair value of obligations due after one year following March 31, 2012. As described in the section entitled “Use of Proceeds,” we currently intend to use a portion of the net proceeds from the sale of common stock offered hereby to satisfy Prostiva acquisition-related obligations that are included in the amount of short-term deferred acquisition payments reflected below. We also intend to use portions of the net proceeds from this offering to satisfy other liabilities such as accounts payable, which includes approximately $2.1 million for Prostiva product purchased and inventory received through March 31, 2012 on 270-day deferred payment terms negotiated as part of the licensing transaction with Medtronic, which obligations are not included in the amount of short-term deferred acquisition payments reflected below. We do not expect to use the net proceeds from this offering to satisfy payment obligations that are included in the amount of long-term deferred acquisition payments reflected below, which we expect to pay as and when due from funds available at that time.

	As of March 31, 2012

	Actual	As Adjusted (1)

	(In thousands, except share and per share data)

Cash and cash equivalents	$1,857	$

Debt	—		—

Liabilities:

Short-term deferred acquisition payments	2,224
Long-term deferred acquisition payments	4,665

	$6,889	$
Shareholders’ equity:

Common stock, $.01 par value, 25,000,000 shares authorized; 14,784,535 shares issued and outstanding, actual; shares issued, as adjusted	$147	$

Series A Junior Participating Preferred Stock, $.01 par value, 250,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—		—

Undesignated shares, $.01 par value, 4,750,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—		—

Additional paid-in capital	115,107

Accumulated deficit	(113,502)

Total shareholders’ equity	$1,752	$

Total capitalization	$8,641	$

(1)

Assumes that        shares of our common stock is sold in this offering at $       per share, the closing price of our common stock on       , 2012, for gross proceeds of $       million, and that the net proceeds therefor are approximately $       million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, net proceeds will increase to $       million, after deducting underwriting discounts and commissions and our estimated expenses.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2012 was approximately $(3.7) million, or $(0.25) per share of our common stock. Our net tangible book value per share represents our total tangible assets, less total liabilities, divided by the number of shares of our common stock issued and outstanding on March 31, 2012.

After giving effect to the sale of        shares of our common stock at the public offering price of $       per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2012 would have been approximately $       million, or $       per share. This amount represents an immediate increase in net tangible book value of $       per share to our existing shareholders and an immediate dilution in net tangible book value of $       per share to new investors purchasing shares of our common stock in this offering at the public offering price.

The following table illustrates the dilution in net tangible book value per share to new investors:

Public offering price per share			$

Net tangible book value at March 31, 2012		$(0.25)

Increase per share attributable to new investors	$

Adjusted net tangible book value per share after this offering			$

Dilution in net tangible book value per share to new investors purchasing common stock in this offering			$

If the underwriter exercises in full its option to purchase        additional shares of common stock at the public offering price of $       per share, the as adjusted net tangible book value after this offering would be $       per share, representing an increase in net tangible book value of $       per share to existing shareholders and immediate dilution in net tangible book value of $       per share to investors purchasing our common stock in this offering at the public offering price.

The amounts above are based on 14,784,535 shares of our common stock issued and outstanding as of March 31, 2012 and assumes no exercise of outstanding stock options following that date. The number of shares of common stock expected to be issued and outstanding after this offering excludes 1,617,846 shares of our common stock issuable upon exercise of stock options outstanding at March 31, 2012 at a weighted average price of $1.51 per share and 508,424 shares of our common stock reserved for future issuance at March 31, 2012 under our Amended and Restated 1991 Stock Option Plan, as amended.

To the extent options outstanding as of March 31, 2012 have been or may be exercised or other shares of our common stock have been issued, there may be further dilution to investors in this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our amended and restated articles of incorporation (or “our articles of incorporation”) and our amended and restated bylaws, as amended (or “our bylaws”), copies of which have been filed with the SEC and are also available upon request from us, and by the Minnesota Business Corporation Act.

Authorized Capital

Our articles of incorporation authorize the issuance of up to 30,000,000 shares, par value $0.01 per share, consisting of 25,000,000 common shares and 5,000,000 undesignated shares.

Common Stock

As of May 23, 2012, there were 14,802,868 shares of common stock issued and outstanding, which were held of record by 146 shareholders. The following summarizes certain features of our common stock:

•

Voting Rights: Each share of common stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our articles of incorporation or required by law, a proposal is approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, a director nominee will be elected if approved by the affirmative vote of the holders of a plurality of the voting power of the shares present, in person or by proxy, and entitled to vote for the election of directors.

•

Dividend Rights: Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. Our loan and security agreement with Silicon Valley Bank currently limits our ability to pay dividends. See “Dividend Policy.”

•

Liquidation Rights: In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

•	Listing: Our common stock is listed on the Nasdaq Capital Market under the symbol “ULGX.”

•	Transfer Agent and Registrar: The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Undesignated Shares

From the 5,000,000 undesignated shares authorized by our articles of incorporation, 250,000 shares have been designated as Series A Junior Participating Preferred Stock. The Series A Junior Participating Preferred Stock was established in connection with a rights dividend declared on January 14, 1997 and a rights agreement dated as of January 14, 1997. The rights expired on January 14, 2007. No shares of Series A Junior Participating Preferred Stock are or have been issued or outstanding.

Our board of directors is authorized to establish from the undesignated shares one or more classes or series of shares (which may include but is not limited to designation as additional common shares) and to establish the rights and preferences of each such class or series, including, without limitation, establishing voting, dividend, and liquidation rights and preferences greater than those of our common stock.

Anti-Takeover Effects of Minnesota Law and Provisions of Our Articles and Bylaws

Certain provisions of Minnesota law, our articles of incorporation and our bylaws, may make it more difficult for a third party to acquire control of us or may discourage a third party from attempting to acquire control of us. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock. These provisions are summarized below:

•

Undesignated Shares: Under our articles of incorporation, our board of directors can at any time, and without shareholder approval, establish from our undesignated shares one or more classes or series of shares, which could designate the undesignated shares as common stock or as preferred stock with voting, dividend and liquidation rights and preferences greater than those of our common stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

•

Staggered Board: Our articles of incorporation and bylaws establish a board of directors with directors divided into three classes, with the term of only one class expiring each year. As the term of each class expires, the successors to the directors in that class will be elected for a term of three years.

•

Properly Brought Business Provisions: Pursuant to our bylaws, in order for any proposal to be properly brought before the next annual meeting by a shareholder, including a nominee for director to be considered at the next annual meeting, the shareholder must give written notice of such shareholder’s intent to bring a matter before the annual meeting, or nominate the director, in a timely manner. Each such notice must set forth certain information with respect to the shareholder who intends to bring such matter before the meeting and the business desired to be conducted.

•

Written Consent: Minnesota law provides that any action required or permitted to be taken by the shareholders of the company may be effected only at a meeting of shareholders or by unanimous written consent in lieu of a meeting.

•

Special Meetings of Shareholders: Under our bylaws, special meetings of our shareholders may be held at any time for any purpose and may be called by the chairman of our board, our chief executive officer, our chief financial officer, two or more directors or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote on the matters to be presented to the meeting, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or affect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. The business transacted at a special meeting is limited to the purposes as stated in the notice of the meeting. For business to be properly brought before a regular meeting of shareholders, a written notice containing the required information must be timely submitted.

•

Business Combinations: Several provisions of Minnesota law may deter potential changes in control of us that some shareholders may view as beneficial or that may provide a premium on our stock price. Under Section 302A.673 of the Minnesota Business Corporation Act, a shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an interested shareholder) generally cannot consummate a business combination with us, or any subsidiary of ours, within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board before the time the interested shareholder crosses the 10% stock ownership threshold.

Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are afforded the opportunity to sell their shares to the offeror upon substantially equivalent terms as those provided in the offeror’s earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of our board before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about       , 2012, between us and Dougherty & Company LLC, as underwriter, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us on a firm commitment basis,        shares of common stock. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including, among others:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriter.

The underwriting agreement provides that the underwriter will purchase all of the shares (other than those shares issuable upon exercise of the underwriter’s overallotment option) if any of them are purchased.

Commission and Expenses

The underwriter has advised us that it proposes to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per common share. After the shares are released to the public, the underwriter may vary the offering price and other selling terms from time to time. No such variation will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriter and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$

Underwriting discounts and commissions paid by us	$	$	$	$

Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above and reimbursement of up to $85,000 for legal and certain other fees and expenses incurred by the underwriter in connection with this offering, will be approximately $      .

Option to Purchase Additional Shares

We have granted to the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of        additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock are purchased pursuant to the over-allotment option, the underwriter will offer these additional shares of our common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Lock-Up Agreements

Subject to specified exceptions, we, and our executive officers and our directors have agreed not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•

otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of the underwriter.

This restriction terminates after the close of trading of the common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless the underwriter waives, in writing, such an extension.

The underwriter may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Indemnification

We have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “ULGX”.

Passive Market Making

The underwriter has advised us that it currently intends to make a market in the common stock. However, the underwriter is not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common stock.

Stabilization

In connection with this offering, the underwriter may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional common stock in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares of common stock or purchasing common stock in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares of common stock. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we, nor the underwriter, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued without notice at any time by the underwriter.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus is a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Affiliations

The underwriter or its affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriter and its affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services.

LEGAL MATTERS

Our counsel, Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota, will pass upon the validity of the shares of common stock offered by this prospectus. Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota, has acted as counsel for the underwriter in connection with certain legal matters relating to this offering.

EXPERTS

The balance sheets of Urologix, Inc., as of June 30, 2011 and 2010, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2011 appearing in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audit report covering the June 30, 2011 financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative operating cash flows and has entered into a new licensing agreement that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may be necessary as a result of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 and made certain filings with the SEC with respect to the common stock we are offering by this prospectus. We also file electronically annual, quarterly, and current reports, proxy statements and other information with the SEC.

You may read and copy any of the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of the SEC website is www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.urologix.com by clicking on the link for “SEC Filings” on the “Investors” page. None of the information contained on our website or that can be accessed through our website is part of this prospectus.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the common stock we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. See “Incorporation of Certain Information By Reference” for additional information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1 of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2011;
•	Proxy Statement for our 2011 Annual Meeting of Shareholders filed with the SEC on September 29, 2011;
•	Our Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2011, December 31, 2011 and March 31, 2012; and
•

Our Current Reports on Form 8-K filed with the SEC on November 9, 2011, November 14, 2011, January 9, 2012, January 17, 2012, January 25, 2012, February 16, 2012, April 25, 2012, April 27, 2012 and May 1, 2012, as well as amendments to our Current Reports on Form 8-K/A filed on November 18, 2011 and December 27, 2011.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all reports or documents that are incorporated by reference in this prospectus but not delivered with this prospectus.

You may request a copy of this information, at no cost, by writing or telephoning us at:

Urologix, Inc.
14405 21st Avenue North, Suite 110
Minneapolis, MN 55447
(763) 475-1400

You may also access our SEC filings at no cost through our website at www.urologix.com by clicking on the link for “SEC Filings” on the “Investors” page. None of the information contained on our website or that can be accessed through our website is part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Urologix, Inc.:

We have audited the accompanying balance sheets of Urologix, Inc. (the Company) as of June 30, 2011 and 2010, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urologix, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and negative operating cash flows and has entered into a new licensing agreement that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Minneapolis, Minnesota September 21, 2011

Urologix, Inc.
Balance Sheet
(In thousands)

	June 30,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$3,061	$5,702
Accounts receivable, net of allowance of $50 and $96, respectively	1,358	1,378
Inventories	1,127	1,498
Prepaids and other current assets	249	139
Total current assets	5,795	8,717
Property and equipment:
Property and equipment	11,691	11,669
Less accumulated depreciation	(10,830)	(10,655)
Property and equipment, net	861	1,014
Other assets	5	349
Identifiable intangible assets, net	102	123
Total assets	$6,763	$10,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$741	$434
Accrued compensation	454	875
Deferred income	21	169
Other accrued expenses	541	519
Total current liabilities	1,757	1,997

Deferred income	9	—
Other accrued expenses	151	—
Total liabilities	1,917	1,997
Commitments and Contingencies (Note 8)
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value, 25,000 shares authorized; 14,500 and 14,447 shares issued and outstanding	144	144
Additional paid-in capital	114,733	114,360
Accumulated deficit	(110,031)	(106,298)
Total shareholders’ equity	4,846	8,206
Total liabilities and shareholders’ equity	$6,763	$10,203

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Statements of Operations
(In thousands, except per share data)

	For the Years Ended June 30
	2011	2010	2009
SALES	$12,571	$14,771	$12,816
COST OF GOODS SOLD	6,030	6,569	6,367
Gross profit	6,541	8,202	6,449

COSTS AND EXPENSES
Selling, general and administrative	8,005	8,601	8,534
Research and development	2,238	1,834	2,356
Amortization of identifiable intangible assets	24	24	24
Total costs and expenses	10,267	10,459	10,914
OPERATING LOSS	(3,726)	(2,257)	(4,465)

INTEREST INCOME	1	—	53
LOSS BEFORE INCOME TAXES	(3,725)	(2,257)	(4,412)
INCOME TAX EXPENSE (BENEFIT)	8	(88)	7
NET LOSS	$(3,733)	$(2,169)	$(4,419)

NET LOSS PER COMMON SHARE - BASIC	$(0.26)	$(0.15)	$(0.31)

NET LOSS PER COMMON SHARE - DILUTED	$(0.26)	$(0.15)	$(0.31)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC	14,556	14,508	14,469

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED	14,556	14,508	14,469

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Statements of Shareholders’ Equity
(In thousands)

			Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Common Stock
	Shares	Amount
Balance, June 30, 2008	14,383	$144	$113,413	$(99,710)	$13,847
Net loss	—	—	—	(4,419)	(4,419)
Stock options exercised	10	—	8	—	8
Vesting of restricted stock	20	—	—	—	—
Stock-based compensation	—	—	489	—	489
Balance, June 30, 2009	14,413	$144	$113,910	$(104,129)	$9,925
Net loss	—	—	—	(2,169)	(2,169)
Stock options exercised	14	—	10	—	10
Vesting of restricted stock	20	—	—	—	—
Stock-based compensation	—	—	440	—	440
Balance, June 30, 2010	14,447	$144	$114,360	$(106,298)	$8,206
Net loss	—	—	—	(3,733)	(3,733)
Stock options exercised	6	—	4	—	4
Vesting of restricted stock	47	—	—	—	—
Stock-based compensation	—	—	369	—	369
Balance, June 30, 2011	14,500	$144	$114,733	$(110,031)	$4,846

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Statements of Cash Flows
(In thousands)

	For the Years Ended June 30
	2011	2010	2009

OPERATING ACTIVITIES
Net loss	($3,733)	($2,169)	($4,419)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	565	793	973
Employee stock-based compensation expense	369	440	489
Provision for bad debts	(46)	47	12
Loss on disposal of assets	12	2	43
Change in operating assets and liabilities:
Accounts receivable	66	80	256
Inventories	243	(387)	(79)
Prepaids and other assets	234	158	221
Accounts payable	307	(28)	(312)
Accrued expenses and deferred income	(387)	(191)	(1,105)
Net cash used for operating activities	(2,370)	(1,255)	(3,921)

INVESTING ACTIVITIES
Purchase of property and equipment	(272)	(81)	(86)
Other	(3)	(4)	—
Net cash used for investing activities	(275)	(85)	(86)

FINANCING ACTIVITIES
Proceeds from stock option exercises	4	10	8
Net cash provided by financing activities	4	10	8

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,641)	(1,330)	(3,999)

CASH AND CASH EQUIVALENTS
Beginning of year	5,702	7,032	11,031
End of year	$3,061	$5,702	$7,032

Supplemental cash-flow information
Income taxes paid during the period	$17	$13	$22
Net carrying amount of inventory transferred to property and equipment	$128	$296	$306

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.

Notes to Financial Statements

1.	Nature of Business

Description of Operating Activities

Urologix, Inc. (the “Company,” “Urologix,” “we”), based in Minneapolis, develops, manufactures and markets minimally invasive medical products for the treatment of urological disorders. The Company has developed and offers non-surgical, anesthesia-free, catheter-based treatments that use a proprietary cooled microwave technology for the treatment of benign prostatic hyperplasia (BPH), a condition that affects more than 23 million men worldwide. Urologix’ products include the CoolWave(R) and Targis(R) control units and the CTC Advance(TM), Targis(R) and Prostaprobe(R) catheter families. All of Urologix’ products utilize Cooled ThermoTherapy(TM) - targeted microwave energy combined with a unique cooling mechanism to protect healthy tissue and enhance patient comfort - and provide safe, effective, lasting relief of the symptoms of BPH.

2.	Significant Accounting Policies

Cash and Cash Equivalents

We classify highly liquid investments with original maturities of 90 days or less as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Revenue Recognition

We recognize revenue from the sale of Cooled ThermoTherapy™ control units upon delivery to the customer. In addition to our sales of Cooled ThermoTherapy control units, we place our Cooled ThermoTherapy control units with customers free of charge under a variety of programs for both evaluation and long-term use, and also provide access to Cooled ThermoTherapy treatments via our Urologix mobile service. We retain title to the control units placed with our customers for evaluation and longer-term use. These programs, as well as our Urologix mobile service, are designed to expand access to our technology, and thus expand the market for our single-use treatment catheters. Revenue for the free use of our Cooled ThermoTherapy control units is bundled with the sale of single-use treatment catheters and is considered a single unit of accounting. Revenue from the bundled sales is recognized as the single-use treatment catheters are shipped to our customers. Revenue from our mobile service is recognized upon treatment of the patient. Revenue for extended warranty service contracts is deferred and recognized ratably over the contract period. We record a provision for estimated sales returns on product sales in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances. Should actual sales returns differ from our estimates, revisions to the sales return reserve would be required. Sales and use taxes are reported on a net basis, excluding them from revenue.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We consider factors such as past experience, credit quality of the customer base, age of the receivable balances, both individually and in the aggregate, and current economic conditions that may affect a customer’s ability to pay when determining the adequacy of the allowance. Accounts receivable are written-off after management determines they are uncollectible.

Bad debt and sales returns provisions and accounts receivable write-offs for the years ended June 30, 2011, 2010 and 2009 were as follows (in thousands):

Years Ended	Beginning Balance	Provisions	Write-offs	Ending Balance

June 30, 2011	$96	($10)	($36)	$50

June 30, 2010	72	47	(23)	96

June 30, 2009	153	12	(93)	72

Urologix, Inc.

Notes to Financial Statements

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis and consist of (in thousands):

	June 30, 2011	June 30, 2010

Raw materials	$558	$702
Work-in-process	154	208
Finished goods	415	588
Total inventories	$1,127	$1,498

Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or if cash flows from operations in a given year are not positive. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the individual asset exceeds its fair value. If estimated fair value is less than the carrying amount, the asset is written down to the estimated fair value and an impairment loss is recognized. No impairment charges were recorded in fiscal years 2011 or 2010.

Remaining long-lived intangible assets consist of a customer base with a net book value of $78,000 and capitalized patents with a net book value of $24,000. Future annual amortization expense for the customer base is expected to be approximately $24,000 through September 2014, its estimated remaining useful life. The patent intangible assets relate to fees incurred for patents. We begin amortization of these patent costs when they are issued and any future annual amortization is expected to be minor.

Property and Equipment

Property and equipment are stated at cost. Company owned Cooled ThermoTherapy control units located at customer sites for evaluation and long-term use programs are transferred from inventory and classified as property and equipment that are valued at cost to manufacture and depreciated over a useful life of four years. Improvements that extend the useful lives of property and equipment are capitalized at cost and depreciated over their remaining useful lives. Repairs and maintenance are charged to expense as incurred. Depreciation is calculated using the straight-line method based upon estimated useful lives of three to seven years for machinery, equipment, furniture and vehicles. Leasehold improvements are amortized over the shorter of the useful life of the assets or term of the lease.

Property and equipment, net consisted of the following (in thousands):

	June 30, 2011	June 30, 2010

Leasehold improvements, equipment, furniture and vehicles	$281	$154
Computer equipment	30	23
Control units	550	837
Total property and equipment, net	$861	$1,014

Other Assets

Other assets consist primarily of prepaid royalties resulting from patent licensing agreements. The agreements require us to pay a royalty on sales of Cooled ThermoTherapy products. Royalties are charged to cost of goods sold as sales are recognized.

Leases and Deferred Rent

We lease all of our office space. We evaluate and classify all of our leases as operating or capital leases for financial reporting purposes. As of June 30, 2011, all of our leases were accounted for as operating leases. For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease and record the difference between the rents paid and the straight-line rent as a deferred rent. Any lease incentives we receive for items such as leasehold improvements, we record a deferred credit for the amount of the lease incentive and amortize it over the lease term, which may or may not equal the amortization period of the leasehold improvements.

Urologix, Inc.

Notes to Financial Statements

Warranty Costs

Certain of our products are covered by warranties against defects in material and workmanship for periods of up to 24 months. We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors.

Warranty provisions and claims for the years ended June 30, 2011, 2010 and 2009 were as follows (in thousands):

Years Ended	Beginning Balance	Warranty Provisions	Warranty Claims	Ending Balance

June 30, 2011	$13	$40	($43)	$10

June 30, 2010	19	43	(49)	13

June 30, 2009	40	28	(49)	19

Income Taxes

We utilize the asset and liability method of accounting for income taxes. We recognize deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income. We consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. We have recorded and continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. If we determine in the future that it is more likely than not that we will realize all or a portion of our deferred tax assets, we will adjust our valuation allowance in the period we make the determination. We expect to provide a full valuation allowance on our future tax benefits until we can sustain a level of profitability that demonstrates our ability to realize these assets. At June 30, 2011, we carried a valuation allowance of $35.7 million against our net deferred tax assets.

Stock-Based Compensation

The Company uses the fair value recognition provisions of the revised authoritative guidance for equity-based compensation and applies the modified prospective method in determining stock compensation expense. Stock compensation expense is based on the fair value of the award at the date of grant and is recognized over the requisite service period which corresponds to the vesting period. Options and restricted stock awards typically vest 25 percent after the first year of service with the remaining vesting 1/36th each month thereafter. Generally, options granted to non-employee directors are immediately exercisable at the date of grant while restricted stock awards generally vest after one year. Options are priced based on the closing price of a share of our common stock at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. To determine the inputs for the Black-Scholes option pricing model, we use historical data to estimate expected volatility and the period of time that option grants are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The range of these assumptions and the range of option pricing and number of options granted at the different grant dates will impact our calculation of the fair value of the awards and will therefore impact the amount of expense reflected in our statement of operations for any given period. Fair value for restricted stock is based on the market price on the day of grant. See Note 4 for additional discussion.

Urologix, Inc.

Notes to Financial Statements

Net Loss Per Common Share

Basic loss per share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net loss per share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus all potentially dilutive common shares that result from stock options. The number of shares used in earnings per share computations is as follows (in thousands):

	For the years ended June 30,
	2011	2010	2009
Weighted average common shares outstanding - basic	14,556	14,508	14,469
Dilutive effect of stock options	—	—	—
Weighted average common shares outstanding - diluted	14,556	14,508	14,469

Effective July 1, 2009, the Company adopted guidance which requires all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) to be considered participating securities and to be included in the computation of basic and diluted earnings per share using the two-class method. The adoption of this statement resulted in the Company having to adjust prior weighted average shares outstanding to include outstanding unvested restricted stock that contains non-forfeitable rights to dividends of 60,000 shares for the fiscal year ended June 30, 2009. This change in weighted average shares outstanding resulted in no change to our earnings per share amounts for the fiscal year ended June 30, 2009.

The dilutive effect of stock options in the above table excludes 1.9 million, 1.2 million, and 1.6 million of underlying options for which the exercise price was higher than the average market price for the years ended June 30, 2011, 2010 and 2009, respectively. In addition, dilutive potential common shares of 918 shares, 73,890 shares and 11,016 shares, where the exercise price was lower than the average market price, were excluded from diluted weighted average common shares outstanding for the year ended June 30, 2011, 2010 and 2009, respectively as they would be anti-dilutive due to our net loss for those years.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Financial Instruments

The carrying amounts of our accounts receivable and accounts payable approximate fair value due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. These include, among others, the continued difficult economic conditions, tight credit markets, Medicare reimbursement rate uncertainty, and a decline in consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) issued new revenue guidance that requires an entity to apply the relative selling price allocation method in order to estimate a selling price for all units of accounting, including delivered items when vendor-specific objective evidence or acceptable third-party evidence does not exist, as well as new guidance addressing the accounting for revenue transactions involving software. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted this new guidance effective July 1, 2010 on a prospective basis. The adoption of this statement did not have any impact on our financial condition or results of operations.

3.	Liquidity

The Company incurred net losses of $3,733,000 in fiscal year 2011 and $2,169,000 and $4,419,000 in the fiscal years ended 2010 and 2009, respectively. In addition, the Company has accumulated aggregate net losses from the inception of business through June 30, 2011 of $110,031,000. At June 30, 2011, the Company had cash and cash equivalents of $3,061,000 and no debt.

Urologix, Inc.

Notes to Financial Statements

Subsequent to the end of our fiscal year, the Company entered into a license agreement with Medtronic and paid Medtronic $500,000 of the $1,000,000 initial license fee on September 6, 2011. Primarily due to this licensing payment, acquisition and integration related expenses, the net loss incurred in the current business and one-time annual operating expenses such as insurance premiums, as of September 16, 2011 the Company’s cash and cash equivalents balance was approximately $1.5 million. The significant decrease in our cash balance in the first quarter of fiscal year 2012 is not expected to continue throughout the remainder of the fiscal year as the cash outflows in the first quarter related to the annual payments and the licensing fee will not occur again in fiscal year 2012. In addition, as part of the licensing agreement, payments for Prostiva products and royalties are deferred into the next fiscal year while collections of Prostiva revenue commence immediately.

As a result of the Company’s history of operating losses and negative cash flows from operations, the licensing fee and integration expenses related to the Prostiva product, and the uncertainty regarding the Company’s ability to obtain additional capital, there is substantial doubt about our ability to continue as a going concern. The Company’s cash and cash equivalents may not be sufficient to sustain day-to-day operations for the next 12 months and the Company’s ability to continue as a going concern is dependent upon improving our liquidity. While our primary goal is to generate capital through cash flow from operations, the Company is also pursuing financing alternatives. The Company intends to seek additional financing by incurring indebtedness or from an offering of our equity securities or both.

There can be no assurance that the Company will be able to raise additional capital through a debt or equity financing. If the Company does obtain such financing, there can be no assurance that additional financing will be obtained in an amount that is sufficient, in a timely manner, or on terms and conditions acceptable to the Company or its shareholders. If the Company is unable to obtain additional capital in an amount sufficient to meet its needs and in a timely manner, the Company may be required to further reduce expenses and curtail capital expenditures, sell assets, or suspend or discontinue operations.

The fiscal year 2011 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

4.	Stock Options and Restricted Stock Awards

The Company has an equity compensation plan, the 1991 Stock Option Plan (the “1991 Plan”), that provides for the granting of incentive stock options to employees and nonqualified stock options and restricted stock to employees, directors and consultants. As of June 30, 2011, we had reserved 4,450,910 shares of common stock under the 1991 Plan, and 538,378 shares were available for future grants. Options expire 10 years from the date of grant and typically vest 25 percent after the first year of service with the remaining vesting 1/36th each month thereafter. Under the current terms of the 1991 Plan, persons serving as non-employee directors at the date of the annual shareholder meeting receive an option grant to purchase 10,000 shares of common stock at a price equal to fair market value on the date of grant. Generally, such options are immediately exercisable on the date of grant, and expire 10 years from the date of grant, subject to earlier termination one year after the person ceases to be a director of the Company.

Options were granted to a non-employee consultant to purchase a total of 20,000 shares in both the first quarter of fiscal years 2011 and 2010. These options are non-qualified options which expire 10 years from the grant date and become fully vested over 24 months from the date of grant provided the consultant is still providing services to the Company. As these options were granted to a non-employee consultant, the final value of these options will be determined at their vesting dates, rather than the date of grant, using the Black-Scholes option pricing model and marked to market at each reporting date until they become fully vested. The Company uses the fair value recognition provisions of the revised authoritative guidance for equity-based compensation and applies the modified prospective method in determining stock option expense. Our results of operations reflect compensation expense for new stock options granted and vested under the 1991 Plan and the unvested portion of previous stock option grants and restricted stock which vest during the year.

Urologix, Inc.

Notes to Financial Statements

Amounts recognized in the financial statements related to stock-based compensation for the fiscal years ended June 30, 2011, 2010 and 2009 were as follows (in thousands):

	2011	2010	2009
Cost of goods sold	$38	$44	$31
Selling, general and administrative	287	350	425
Research and development	44	46	33
Total cost of stock-based compensation	369	440	489
Tax benefit of options issued	—	—	—
Total stock-based compensation, net of tax	$369	$440	$489

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We use historical data to estimate expected volatility, the period of time that option grants are expected to be outstanding, as well as employee termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. For restricted stock awards, the fair value is calculated as the market price on date of grant and we amortize the fair value on a straight-line basis over the requisite service period of the award. The following weighted-average assumptions were used to estimate the fair value of options granted during the fiscal years ended June 30, 2011, 2010 and 2009 using the Black-Scholes option-pricing model:

	2011	2010	2009
Volatility	80.0%	77.0%	59.1%
Risk-free interest rate	0.9%	1.7%	2.3%
Expected option life	3.6 years	3 years	3 years
Stock dividend yield	—	—	—

A summary of our options and option activity for the fiscal year ended June 30, 2011 is as follows:

Options Outstanding					Options Exercisable
Range of Exercise Prices		Outstanding as of June 30, 2011	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Exercisable as of June 30, 2011	Weighted Avg. Exercise Price
$—	$2.43	1,557,000	7.86	$1.38	817,635	$1.50
$2.43	$4.86	125,523	3.97	$3.19	124,810	$3.19
$4.86	$7.29	29,600	1.50	$6.31	29,600	$6.31
$7.29	$12.15	—	—	$—	—	$—
$12.15	$14.58	15,250	1.58	$13.02	15,250	$13.02
$14.58	$17.01	10,000	0.36	$15.82	10,000	$15.82
		1,737,373	7.37	$1.78	997,295	$2.18

	Number of Options	Weighted-avg. Exercise Price Per Option	Weighted-avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2010	1,625,942	$2.15		$47,820
Options granted	389,500	0.93
Options forfeited	(90,922)	1.16
Options expired	(181,147)	3.62
Options exercised	(6,000)	0.54
Outstanding at June 30, 2011	1,737,373	$1.78	7.4	$28,237
Exercisable at June 30, 2011	997,295	$2.18	6.5	$17,913

Urologix, Inc.

Notes to Financial Statements

The aggregate intrinsic value in the table above is based on our closing stock price of $0.95 on June 30, 2011, which would have been received by the optionees had all options been exercised on that date. The aggregate intrinsic value for options exercisable at June 30, 2010 and 2009 was $34,000 and $47,000, respectively, when the closing price of our stock on June 30, 2010 and 2009 was $1.07 and $1.24, respectively.

The weighted average fair value of our options at their grant date was approximately $0.51, $0.69 and $0.57 for options granted during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2011 and 2010 was $360 and $7,000, respectively. There was no intrinsic value of the options exercised during fiscal year 2009 as the grant price of the options was greater than the stock price on the date of exercise.

A summary of the status of our non-vested options as of June 30, 2011 is as follows:

	Number of Options	Weighted-avg. Grant- Date Fair Value
Non-vested at June 30, 2010	854,932	$0.69
Options granted	389,500	0.51
Options forfeited	(90,923)	0.58
Options vested	(413,431)	0.68
Non-vested at June 30, 2011	740,078	$0.62

A summary of restricted stock award activity is as follows:

	Number of Restricted Stock Awards	Weighted-avg. Grant- Date Fair Value
Non-vested at June 30, 2010	66,322	$1.50
Options granted	106,608	0.91
Options forfeited	—	—
Options vested	(46,322)	1.38
Non-vested at June 30, 2011	126,608	$0.95

As of June 30, 2011, total unrecognized compensation cost related to non-vested stock options and restricted stock awards granted under our plan was $365,000 and $89,000 respectively. That cost is expected to be recognized over a weighted-average period of 1.9 years for non-vested stock options and 0.5 years for restricted stock awards. The total fair value of options vested during the fiscal years ended June 30, 2011, 2010 and 2009 was $281,000, $208,000 and $211,000, respectively.

5.	Other Accrued Expenses

Other accrued expenses is comprised of the following as of June 30 (in thousands):

	2011	2010
Sales tax accrual	$188	$191
Other	353	328
Total other accrued expenses	$541	$519

Urologix, Inc.

Notes to Financial Statements

6.	Income Taxes

The components of income tax expense (benefit) for each of the years in the three-year period ended June 30, 2011 consist of the following (in thousands):

	For the fiscal year ended June 30,
	2011			2010			2009
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$(3)	$—	$(3)	$(109)	$—	$(109)	$(48)	$—	$(48)
State	11	—	11	21	—	21	55	—	55
Total	$8	$—	$8	$(88)	$—	$(88)	$7	$—	$7

A reconciliation of our statutory tax expense (benefit) to our actual tax expense (benefit) is as follows:

	For the years ended June 30,
	2011	2010	2009
Federal statutory rate at 34 percent	$(1,267)	$(767)	$(1,500)
State taxes, net of federal tax expense (benefit) and state valuation allowance	(125)	(36)	(83)
Nondeductible expenses	47	52	50
Stock –based compensation	52	77	108
General business credits	(20)	(77)	(220)
Net operating loss carryback claim	—	(84)	—
Adjustments to Net operating loss’ and credits	4,236	2,061	937
Other	(9)	(11)	(8)
Change in valuation allowance	(2,906)	(1,303)	723
	$8	$(88)	$7

The components of our net deferred tax assets and liabilities are as follows (in thousands):

	June 30,
	2011	2010
Deferred Tax Assets:
Non-Current:
Net operating loss carry forward	$31,473	$33,826
Definite-lived intangibles	2,482	2,935
Alternative minimum tax credit	3	9
Federal and state general business credits	865	975
Non-qualified stock-based compensation	535	461
Property, plant and equipment	53	—
Current:
Accrued expenses	330	438
Gross deferred tax assets	35,741	38,644
Deferred Tax Liabilities:
Non-Current:
Property, plant and equipment	—	(15)
Gross deferred tax liabilities	—	(15)
Net deferred tax assets before valuation allowance	35,741	38,629
Less: valuation allowance	(35,741)	(38,629)
Total net deferred tax asset	$—	$—

Included in the valuation allowance amounts above is $538,000 as of June 30, 2011 and 2010, which is attributable to increases in the net operating loss carry forwards resulting from the exercise of stock options. These amounts will be recorded as an increase to additional paid-in-capital if it is determined in the future that this portion of the valuation allowance is no longer required, and the net operating loss generated by these deductions is utilized on the tax return.

Urologix, Inc.

Notes to Financial Statements

At June 30, 2011, the expiration dates and amounts of our net operating loss carryforwards and credits for federal income tax purposes are as follows (in thousands):

Years expiring (in thousands)	Net Operating Loss	Credits
June 30, 2012	$8,114	$—
June 30, 2013 – June 30, 2017	15,907	—
June 30, 2018 – June 30, 2022	29,277	—
June 30, 2023 – June 30, 2031	32,210	660

	$85,508	$660

The Company completed a Section 382 analysis of the net operating loss carryforwards through February 1, 2006. Through that analysis it was determined that none of the remaining pre-February 1, 2006 net operating loss carryforwards are subject to a Section 382 limitation. Net operating losses generated since February 1, 2006 have not been analyzed for any Section 382 limitations and therefore may or may not be fully realizable in the future.

As of June 30, 2011, we had approximately $15,000 of unrecognized tax benefits related to state tax liabilities which would favorably impact the effective income tax rate in any future period, if recognized. During the year ended June 30, 2011, there were no significant changes to the total gross unrecognized tax benefits. It is expected that the amount of unrecognized tax benefits for positions which we have identified will not change significantly in the next twelve months.

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. We file income tax returns in the United States (U.S.) federal jurisdiction as well as various state jurisdictions. We are subject to U.S. federal income tax examinations by tax authorities for fiscal years after 1996 due to unexpired net operating loss carryforwards originating in and subsequent to that fiscal year. Income tax examinations we may be subject to for the various state taxing authorities vary by jurisdiction.

7.	Deferred Income

Deferred income as of June 30 consisted of the following (in thousands):

	2011	2010
Deferred royalty income	$—	$155
Deferred warranty service income	30	14
Total deferred income	$30	$169

Deferred royalty income consisted of a prepaid non-exclusive license previously granted to a third party for the use of certain of our technologies. Deferred royalty income is recognized as the greater of amounts due based on actual sales or amortization of the license fee over the remaining license period, which ended in April of 2011.

Deferred warranty service income is for prepayments made to us for warranty service contracts and is recognized over the contract period ranging from 12 to 24 months.

Urologix, Inc.

Notes to Financial Statements

8.	Commitments and Contingencies

Leases

The Company leases its facility and certain equipment under non-cancelable operating leases that expire at various dates through fiscal year 2016. Rent expense related to operating leases was approximately $197,000, $215,000, and $216,000 for the years ended June 30, 2011, 2010 and 2009, respectively. On September 9, 2010, the Company entered into a new lease agreement with our current landlord, covering the same square footage, for a period of seventy-two months, effective August 1, 2010. Future minimum annual lease commitments under non-cancelable operating leases with initial terms of one year or more are as follows:

	Fiscal Years
	2012	2013	2014	2015	2016

Building and equipment leases	$214	$216	$211	$212	$215

Contingencies

We have been and are involved in various legal proceedings and other matters that arise in the normal course of our business, including product liability claims that are inherent in the testing, production, marketing and sale of medical devices. The ultimate liabilities, if any, cannot be determined at this time. However, based upon currently available information, we believe that the ultimate resolution of these matters will not have a material effect on the financial position, liquidity or results of operations of the Company.

9.	Benefit Plan

The Company provides a 401(k) savings plan to which eligible employees may make pretax payroll contributions up to the allowed limit of the Internal Revenue Service. Company matching contributions are discretionary, and none have been made to date.

10.	Subsequent Event

On September 6, 2011, we entered into agreements with Medtronic, Inc. (“Medtronic”) and its subsidiary, VidaMed, relating to the Prostiva RF Therapy. These agreements are summarized as follows:

License Agreement: Under the License Agreement, Medtronic and VidaMed granted us an exclusive, worldwide license to the Prostiva® RF Therapy System in the field of the radio frequency treatment of the prostate, including the treatment of benign prostatic hyperplasia (BPH). In exchange for the license, we will pay Medtronic a license fee of $1.0 million, of which $500,000 was paid upon the execution of the License Agreement. The remaining $500,000, less the $147,000 purchase price paid under the Asset Purchase Agreement and certain credits under the Transition Agreement, must be paid by the Company on September 6, 2012. The Asset Purchase Agreement and the Transition Agreement are described below. We will also pay Medtronic royalties on net sales of product, subject to minimum and maximum royalty amounts. Earned royalties are payable thirty days following the end of each contract year; minimum royalty amounts are payable ninety days following the end of each contract year. The Company is also obligated to pay a license maintenance fee of $65,000 on September 6, 2012 and annually thereafter. In addition, if total payments by us to Medtronic under the License Agreement (other than the license maintenance fee) and under the Asset Purchase Agreement (described below) reach an aggregate of $10 million, we will have no further payment obligations to Medtronic and will thereafter have a fully paid up, royalty-free and perpetual license for the term of the License Agreement. The term of the License Agreement is ten years or the earlier closing date of a purchase under the Acquisition Option Agreement described below. In addition, either party may terminate the License Agreement by written notice for breach after an opportunity to cure and the license will automatically terminate concurrently with certain terminations of the Transition Agreement (described below). Upon termination of the License Agreement, all rights to the Prostiva intellectual property will revert back to Medtronic and the Transition Agreement and Acquisition Option Agreement will terminate. Further, upon termination of the License Agreement by Medtronic as a result of the Company’s breach or bankruptcy, Medtronic will have the right to repurchase the assets from the Company that the Company previously purchased under the Asset Purchase Agreement for the same purchase price previously paid by the Company. Medtronic and VidaMed also entered into sublicenses to grant the Company rights to certain intellectual property relating to the Prostiva treatment.

Transition Agreement: We entered into a Transition Services and Supply Agreement with Medtronic under which Medtronic will provide us with transition services relating to manufacturing, sourcing, operations, compliance, quality, regulatory and other matters for an initial term ending one month after Medtronic completes certain regulatory work. We will pay Medtronic a fee of $30,000 per month beginning in November 2011 for these transition services and will continue paying this monthly fee until the earlier of the initial term of the Transition Agreement or the last of certain United States or European Union regulatory transfers. The parties also allocated responsibility for various other costs associated with the transition services.

Urologix, Inc.

Notes to Financial Statements

Through the Transition Agreement, Medtronic appointed Urologix as its exclusive U.S. distributor of the Prostiva treatment until such time as we have received the regulatory approvals necessary to allow us to sell the product in the U.S. Medtronic also agreed to continue to sell products through certain channels outside of the U.S. during a transition period. Following the transition period, we will be entitled to distribute products outside of the U.S. pursuant to the terms of a distribution agreement until we have received the necessary regulatory approvals, at which time we will be able to sell the products in those territories consistent with the regulatory approvals of those territories. Medtronic also consigned certain inventory to us and we are obligated to accept additional consignment inventory upon the expiration of transition periods.

Under the provisions of the Transition Agreement, the parties also agreed upon the handling of product warranty claims, agreed upon a transition plan for regulatory matters, and entered into a quality agreement. In addition, Medtronic assigned a supply agreement to us, will place orders with certain suppliers and sell those components to us at its cost, and will transfer certain other components to us.

The Transition Agreement will terminate on September 6, 2012, but if certain U.S. regulatory approvals have not been received during the twelve month period, the Transition Agreement will be extended for three months. Medtronic may terminate the Transition Agreement prior to the expiration of its term for an uncured breach by us. We may terminate the Transition Agreement prior to the expiration of its term in connection with excessive third party regulatory costs. In addition, if neither party elects to address certain regulatory challenges, either party may terminate the Transition Agreement and Medtronic must pay us $250,000. Upon termination by Medtronic for a regulatory challenge or by us, we will not have any further payment obligation for any minimum royalty, any license fee not then due and payable, or any obligation to purchase any assets under the Acquisition Option Agreement or the Asset Purchase Agreement, described below.

Acquisition Option Agreement: Under the Acquisition Option Agreement with Medtronic, we have the right to purchase and Medtronic has the right to require us to purchase the assets associated with the Prostiva treatment and the licenses and sublicenses granted by Medtronic and VidaMed. In the case of our exercise of our option to purchase, the purchase price will be $10 million less license fees and royalty amounts previously paid under the License Agreement and the purchase price paid under the Asset Purchase Agreement. In the case of Medtronic’s exercise of its option to require us to purchase, the purchase price will be the price stated by Medtronic in its exercise notice, provided that price is accepted by us in our sole discretion. Our rights and Medtronic’s rights under the Acquisition Option Agreement may be exercised until the License Agreement expires or terminates or, if earlier, the date the other party’s notice of exercise is received in accordance with the Acquisition Option Agreement.

Asset Purchase Agreement: We entered into an Asset Purchase Agreement through which Medtronic will sell to us certain tangible assets used in the Prostiva business for a purchase price of $147,000. The purchase price is payable the later of September 6, 2012 or at the closing of the Asset Purchase Agreement transactions, which will take place as soon as practicable after the date of certain U.S. regulatory approvals.

The above transaction will be accounted for by the Company as a business combination in accordance with ASC Topic 805 as the Company has obtained control of the Prostiva business. Under the terms of the agreements, after the completion of the Transition Period, the Company will be responsible for the manufacturing, sourcing, operations, compliance, quality, regulatory and other matters of the Prostiva RF Therapy System.

We have not included all of the required disclosures related to the acquisition of the assets of the Prostiva business as it was not practical to do so given the timing of the transaction and the filing date of this Annual Report on Form 10-K. As a result, all required disclosures will be included in the acquisition footnote filed with our Form 10-Q for the period ended September 30, 2011.

Urologix, Inc.
Condensed Balance Sheets
(In thousands, except per share data)

	March 31, 2012 (unaudited)	June 30, 2011 (*)
ASSETS
Current assets:
Cash and cash equivalents	$1,857	$3,061
Accounts receivable, net of allowances of $76 and $50, respectively	2,375	1,358
Inventories	1,700	1,127
Prepaid and other current assets	255	249

Total current assets	6,187	5,795

Property and equipment:
Machinery, equipment and furniture	11,979	11,691
Less accumulated depreciation	(11,077)	(10,830)

Property and equipment, net	902	861
Other intangible assets, net	2,331	102
Goodwill	3,148	—
Long-term inventories	469	—
Other assets	5	5

Total assets	$13,042	$6,763

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,740	$741
Accrued compensation	832	454
Deferred income	12	21
Short-term deferred acquisition payment	2,224	—
Other accrued expenses	670	541

Total current liabilities	6,478	1,757

Deferred tax liability	25	—
Deferred income	—	9
Long-term deferred acquisition payments	4,665	—
Other accrued liabilities	122	151

Total liabilities	11,290	1,917

COMMITMENTS AND CONTINGENCIES (Note 14)
Shareholders’ equity:
Common stock, $.01 par value, 25,000 shares authorized; 14,647 and 14,500 shares issued and outstanding	147	145
Additional paid-in capital	115,107	114,732
Accumulated deficit	(113,502)	(110,031)

Total shareholders’ equity	1,752	4,846

Total liabilities and shareholders’ equity	$13,042	$6,763

(*) The Balance Sheet at June 30, 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Condensed Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2011	2012	2011
SALES	$4,735	$2,982	$12,530	$9,655

COST OF GOODS SOLD	2,334	1,370	6,425	4,366
Gross profit	2,401	1,612	6,105	5,289

COSTS AND EXPENSES
Sales and marketing	1,875	1,383	4,914	3,890
General and administrative	797	656	2,573	2,136
Research and development	543	553	1,612	1,655
Amortization of identifiable intangible assets	26	6	65	18
Total costs and expenses	3,241	2,598	9,164	7,699

OPERATING LOSS	(840)	(986)	(3,059)	(2,410)
INTEREST INCOME/(EXPENSE)	(102)	—	(371)	1
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	1	—	(3)	—
LOSS BEFORE INCOME TAXES	(941)	(986)	(3,433)	(2,409)
INCOME TAX EXPENSE (BENEFIT)	27	(3)	38	(6)
NET LOSS	$(968)	$(983)	$(3,471)	$(2,403)

NET LOSS PER COMMON SHARE - BASIC	$(0.07)	$(0.07)	$(0.24)	$(0.17)

NET LOSS PER COMMON SHARE - DILUTED	$(0.07)	$(0.07)	$(0.24)	$(0.17)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC	14,778	14,575	14,723	14,546

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED	14,778	14,575	14,723	14,546

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Condensed Statements of Cash Flows
(Unaudited, in thousands)

	Nine Months Ended March 31,
	2012	2011
Operating Activities:
Net loss	$(3,471)	$(2,403)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	518	443
Employee stock-based compensation expense	277	284
Provision for bad debts	26	(41)
Loss on disposal of assets	15	12
Implied interest on deferred acquisition payments	438	—
Deferred income taxes	25	—
Change in operating items:
Accounts receivable	(1,043)	71
Inventories	6	(212)
Prepaid and other assets	(6)	153
Accounts payable	1,999	214
Accrued expenses and deferred income	460	(221)
Net cash used for operating activities	(756)	(1,700)

Investing Activities:
Purchase of property and equipment	(40)	(213)
Purchases of intellectual property	(8)	(3)
Acquisition of business	(500)	—
Net cash used for investing activities	(548)	(216)

Financing Activities:
Proceeds from stock option exercises	100	4
Net cash provided by financing activities	100	4

Net decrease in cash and cash equivalents	(1,204)	(1,912)
Cash and cash equivalents:
Beginning of period	3,061	5,702
End of period	$1,857	$3,790

Supplemental cash-flow information

Income taxes paid during the period	$12	$6
Net amount of inventory transferred to property and equipment	$242	$128
Non-cash consideration for acquisition	$6,465	$—

The accompanying notes to financial statements are an integral part of these statements.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited condensed financial statements of Urologix, Inc. (the “Company,” “Urologix,” “we”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. The balance sheet as of March 31, 2012 and the statements of operations and cash flows for the three and nine-months ended March 31, 2012 and 2011 are unaudited but include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position at such date, and the operating results and cash flows for those periods. Certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be read in conjunction with the financial statements and notes included in the Urologix Annual Report on Form 10-K for the year ended June 30, 2011.

Results for any interim period shown in this report are not necessarily indicative of results to be expected for any other interim period or for the entire year.

Reclassification

Prior year selling, general and administrative amounts have been reclassified to conform to current year presentation of sales and marketing expense and general and administrative expense.

2.	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. These include, among others, the continued difficult economic conditions, tight credit markets, Medicare reimbursement rate uncertainty, and a decline in consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

3.	Liquidity

As of March 31, 2012, the Company’s cash and cash equivalents balance was $1,857,000. The Company incurred net losses of $3,471,000 for the nine-month period ended March 31, 2012 and $3,733,000 and $2,169,000 in the fiscal years ended June 30, 2011 and 2010, respectively. In addition, the Company has accumulated aggregate net losses from the inception of business through March 31, 2012 of $113,502,000.

During the first quarter of fiscal 2012, the Company entered into a license agreement with Medtronic for the Prostiva RF Therapy System. The Company paid Medtronic $500,000 on September 6, 2011 for half of the $1,000,000 initial license fee, with the remaining $500,000 payable on the one-year anniversary of this date, September 6, 2012. As part of the licensing agreement, royalty payments for Prostiva products are paid one year in arrears based on the contract year, with the first payment of royalties due October 6, 2012. In addition, during the first two quarters of this fiscal year the agreement included deferred payment terms on both inventory transferred following the close of the agreement and on shipments of products purchased. Deferred payments to be made on inventory received through March 31, 2012 approximated $2.1 million. During the first quarter of fiscal year 2013, payments to Medtronic for $1.4 million of Prostiva product purchased since the acquisition date will be due, and an additional $700,000 will be due in the second quarter of fiscal year 2013.

As a result of the Company’s history of operating losses and negative cash flows from operations, and the licensing fee and transaction expenses related to the Prostiva acquisition, there is substantial doubt about our ability to continue as a going concern. The Company’s cash and cash equivalents may not be sufficient to sustain day-to-day operations for the next 12 months and the Company’s ability to continue as a going concern is dependent upon improving its liquidity. While its primary goal is to generate capital through cash flow from operations, the Company is also pursuing financing alternatives. On January 11, 2012, the Company entered into a line of credit facility with Silicon Valley Bank to provide additional liquidity. The line of credit allows borrowing by the Company of up to the lesser of $2.0 million or the defined borrowing base consisting of 80% of eligible accounts receivable. As of March 31, 2012 the Company has not borrowed against this facility. There is no assurance that our cash, cash generated from operations, if any, and available borrowing under our agreement with Silicon Valley Bank will be sufficient to fund our anticipated capital needs and operating expenses, particularly if product sales do not generate revenues in the amounts currently anticipated or if our operating costs are greater than anticipated.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

The Company’s current plan to improve its cash and liquidity position is to raise capital by incurring additional indebtedness or an offering of its equity securities or both.

On April 30, 2012, the Company was notified that it did not meet the requirements for continued listing on the Nasdaq Capital Market because its shareholders’ equity was $1,752,000 at March 31, 2012, which is less than the $2.5 million in shareholders’ equity required by the Nasdaq Stock Market Listing Rules. Under the Listing Rules, the Company has 45 calendar days to submit a plan to regain compliance with this standard. If the plan is accepted, the Nasdaq Stock Market can grant an extension of up to 180 calendar days from the date of its letter to evidence compliance with the minimum shareholders’ equity requirement. Compliance with the minimum shareholders’ equity requirement will be achieved only through generating significant income from operations during the timeframe for compliance or by an equity financing in an amount sufficient to restore the Company’s shareholders’ equity to at least $2.5 million.

While it is our intention to raise capital, there can be no assurance that the Company will be able to raise additional capital through a debt or equity financing. If the Company does obtain additional financing, there can be no assurance that it will be obtained in an amount that is sufficient, in a timely manner, or on terms and conditions acceptable to the Company or its shareholders. The Company believes that delisting from the Nasdaq Stock Market would impair its ability to raise additional working capital through an equity financing. If the Company is unable to obtain additional capital in an amount sufficient to meet its needs and in a timely manner, the Company may be required to further reduce expenses and curtail capital expenditures, sell assets, or suspend or discontinue operations. If the Company is unable to obtain additional capital in an amount sufficient to meet its needs and in a timely manner, the Company may not be able to make the required payments to Medtronic with respect to the Prostiva acquisition, which would give Medtronic the right to terminate the Company’s rights to sell the Prostiva product.

The financial statements as of and for the three and nine-months ended March 31, 2012 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

4.	Acquisition of Prostiva Radio Frequency Therapy

On September 6, 2011, the Company entered into agreements with Medtronic, Inc. relating to the Prostiva® Radio Frequency (RF) Therapy System, a minimally invasive medical product for the treatment of BPH. As a result of those agreements, the Company obtained an exclusive, worldwide license to the Prostiva technology for a ten year term, with an option to purchase the technology anytime during the ten year term for a maximum purchase price of $10 million. The maximum purchase price is reduced dollar-for-dollar by the license fee and royalties paid during the term of the agreement.

The above transaction was accounted for as a business combination. Under the terms of the agreements the Company will be responsible for the manufacturing, sourcing, operations, compliance, quality, regulatory and other matters of the Prostiva RF Therapy System. The Company entered into this transaction to increase its revenue, addressable patient population, customer base and sales force. As a result of this transaction, Urologix became the clear market leader for providing in-office treatment solutions for symptomatic or obstructive BPH with over 50 percent market share.

The Company hired independent valuation specialists to assist management with its determination of the fair value of the consideration to be paid as well as the fair value of the assets acquired in the acquisition of the Prostiva RF Thereapy System. Management is responsible for the estimates and valuations. The work performed by the independent valuation specialists has been considered in management’s estimates of fair value reflected below. In addition, since the initial recognition of the fair value of consideration to be paid and assets acquired, additional information has become available during the measurement period that relate to conditions or circumstances that existed at the date of acquistion. This additional information has resulted in revisions to the fair value of consideration to be paid and assets acquired as of the date of acquisiton.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

The Company estimates that the fair value of the consideration to be paid to acquire the Prostiva business is approximately $7.0 million, after an adjustment of $217,000 made during the quarter to the original estimate of $7.2 million. Additional information obtained during the measurement period that existed at the acquisition date resulted in the adjustment to the fair value of consideration to be paid. Included in the total consideration is the licensing fee, of which $500,000 was paid on September 6, 2011 and $500,000 is due on the anniversary of this date, deferred payments for acquired inventory, and royalties on Prostiva products sold, subject to minimum and maximum amounts.

Approximately $6.5 million of the $7.0 million is still payable at March 31, 2012. The consideration is categorized as contingent or non-contingent. The non-contingent consideration consists of the $500,000 paid at the date of acquisition, as well as future cash payments with an acquisition date fair value of $3.7 million. The estimated royalty payments between the minimum and maximum amounts are contingent consideration and are measured at fair value at the acquisition date by applying an appropriate discount rate that reflects the risk factors associated with the payment streams. The Company estimates the fair value of the future contingent consideration at $2.7 million at March 31, 2012. The contingent consideration will be remeasured to fair value at each reporting date until the contingency is resolved with the changes in fair value that do not relate to the initial recognition of the liability as of the acquisition date, recognized in earnings.

The Company assumed no liabilities in the acquisition. The fair values of the assets acquired by major class in the acquisition are as follows (in thousands):

Finished Goods Inventory	$1,304
Manufacturing Equipment	128
Identifiable Intangible Assets
Patents and Technology	1,529
Customer List	531
Trademarks	325
Goodwill	3,148
Total assets acquired	$6,965

During the three-month period ended March 31, 2012, the Company obtained additional information that existed at the acquisition date, which reduced the amount of Prostiva inventory acquired as part of the acquisition by $58,000 and reduced the acquisition date fair value of future cash payments by $217,000. These adjustments resulted in a reduction of goodwill of $159,000.

Additional information that existed at the acquisition date but was at that time unknown to the Company may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Additional changes to the fair value of consideration or amounts recorded as assets may result in additional corresponding adjustments to goodwill.

The goodwill of $3.1 million represents the value of the functional business already in place at the time of acquisition and the expected higher future revenue stream from the combined product lines as a result of expected synergies from the combined businesses. For tax purposes the goodwill value at acquisition was $1.7 million. For tax purposes the payments related to the acquisition of Prostiva RF Therapy System patent rights are treated as payment in respect of a license agreement and therefore tax deductible in the current year. The inventory and manufacturing equipment acquired is treated for tax purposes as an asset purchase and will be depreciated. The goodwill and other intangible assets are recorded for tax as an acquisition and are amortized and deductible over 15 years for tax purposes.

The patents and technology intangible assets consist of patents and technology, many of which are used in the Prostiva RF Therapy System. Trademarks consist of the use of the Prostiva name in the BPH marketplace. The Company used a relief from royalty method to determine the estimated fair values of the patents and technology and trademark intangible assets. The relief from royalty method applies a cost-savings concept under the notion that if Urologix did not own the asset it would pay a royalty to a third party for the right to use that asset. The fair value of the patents and technology and trademarks are based on the present value of the royalty payments saved by owning the asset, based on an appropriate market participant royalty rate. Revenue on which the royalty was calculated was projected over the expected remaining useful life of the core patents and technology and trademarks.

The Company used a Multi-Period Excess Cash Flow model under the income approach to determine the fair value of the customer list. The Multi-Period Excess Cash Flow model projects future cash flows based on management’s estimates and assumptions, including a historical attrition rate, that will be derived from the sale of products to existing Prostiva customers, adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow stream.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

For the nine-month period ended March 31, 2012, the Company incurred $288,000 of transaction related expenses, primarily related to legal and accounting fees, which are included in general and administrative expenses. Total cumulative transaction expenses were $391,000, of which $103,000 were incurred in fiscal year 2011 and included in general and administrative expenses in that period.

In addition to the above transaction payments, the Company is required to pay an annual licensing fee of $65,000 to Medtronic, as well as a monthly $30,000 transition services fee that began in November 2011 for transition services provided by Medtronic until the earlier of the end of the initial term of the Transition Agreement or the last of certain United States or European Union regulatory transfers. As these fees are for services being provided by Medtronic on a go-forward basis, they are not included in total consideration for the acquisition of the Prostiva RF Therapy System and will be expensed in the period incurred and reported as part of research and development expenses.

The revenue and operating expenses related to the Prostiva business have been included in the Company’s results of operations since September 6, 2011, the date of acquisition. The acquired Prostiva business was not operated as a separate subsidiary, division or entity by Medtronic, Inc. As a result, the Company is unable to accurately determine earnings/(losses) for the Prostiva business on a standalone basis since the date of acquisition. Prostiva revenue included in reported Urologix revenue for the three and nine-months ended March 31, 2012 totaled approximately $1.7 million and $3.8 million, respectively.

As previously mentioned, as the Prostiva business was not operated as a separate subsidiary, division or entity, Medtronic did not maintain separate financial statements for the Prostiva business. As a result, the following unaudited pro-forma financial information represents revenue and only direct expenses for the Prostiva business prior to the September 6, 2011 acquisition date. The below pro-forma financial information shows the revenue and net loss as if the businesses were combined for the three and nine-months ended March 31, 2012 and 2011(in thousands except per share amounts).

	Three months ended March 31,		Nine months ended March 31,
	2012	2011	2012	2011
Pro forma net revenue	$4,735	$5,859	$13,786	$18,026
Pro forma net loss	$(1,195)	$(1,011)	$(3,537)	$(2,018)
Pro forma net loss per share (basic)	$(0.08)	$(0.07)	$(0.24)	$(0.14)
Pro forma net loss per share (diluted)	$(0.08)	$(0.07)	$(0.24)	$(0.14)

The above pro forma financial information excludes the non-recurring acquisition related expenses of $391,000. However, the pro forma financial information does include the amortization and depreciation expense from acquired Prostiva assets, the implied interest expense on deferred acquisition payments, and the expense related to the increase in the fair value of acquired Prostiva inventories as if they had occurred as of July 1st of the first period presented. The pro forma financial information is not indicative of the results that would have actually been realized if the acquisitions had occurred as of the beginning of fiscal years 2012 or 2011, or of results that may be realized in the future.

5.	Stock-Based Compensation

The Company has an equity compensation plan, the 1991 Stock Option Plan (the “1991 Plan”), that provides for the granting of incentive stock options to employees and nonqualified stock options and restricted stock to employees, directors and consultants. As of March 31, 2012, we had reserved 4,450,910 shares of common stock under the 1991 Plan, and 508,424 shares were available for future grants. Options expire 10 years from the date of grant and typically vest 25 percent after the first year of service with the remaining vesting 1/36th each month thereafter. Under the current terms of the 1991 Plan, persons serving as non-employee directors at the date of the annual shareholder meeting receive an option grant to purchase 10,000 shares of common stock at a price equal to fair market value on the date of grant. Generally, such options are immediately exercisable on the date of grant, and expire 10 years from the date of grant, subject to earlier termination one year after the person ceases to be a director of the Company.

Options were granted to a non-employee consultant to purchase a total of 20,000 shares in the first quarter of fiscal year 2011. These options are non-qualified options which expire 10 years from the grant date and become fully vested over 24 months from the date of grant provided the consultant is still providing services to the Company. As these options were granted to a non-employee consultant, the final value of these options will be determined at their vesting dates, rather than the date of grant, using the Black-Scholes option pricing model and marked to market at each reporting date until they become fully vested. The Company uses the fair value recognition provisions of the revised authoritative guidance for equity-based compensation and applies the modified prospective method in determining stock option expense. The Company’s results of operations reflect compensation expense for new stock options granted and vested under the 1991 Plan and the unvested portion of previous stock option grants and restricted stock which vest during the year.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

Amounts recognized in the financial statements for the three and nine-months ended March 31, 2012 and 2011 related to stock-based compensation were as follows (in thousands):

	Three months ended March 31,		Nine months ended March 31,
	2012	2011	2012	2011
Cost of goods sold	$7	$8	$21	$30
Sales and marketing	21	8	68	27
General and administrative	44	57	162	193
Research and development	6	11	26	34
Total cost of stock-based compensation	$78	$84	$277	$284
Tax benefit of options issued	—	—	—	—
Total stock-based compensation, net of tax	$78	$84	$277	$284

Except as stated above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We use historical data to estimate expected volatility, the period of time that option grants are expected to be outstanding, as well as employee termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The following assumptions were used to estimate the fair value of options granted during the nine-months ended March 31, 2012 and 2011 using the Black-Scholes option-pricing model:

	2012	2011
Volatility	79.39%	80.17%
Risk-free interest rate	0.42%	1.00%
Expected option life	3.3 years	3.8 years
Stock dividend yield	—	—

A summary of our option activity for the nine-months ended March 31, 2012 is as follows:

	Number of Options	Weighted-avg. Exercise Price Per Option	Weighted-avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2011	1,744,873	$1.77		$33,441
Options granted	209,000	0.90
Options forfeited	(105,424)	1.12
Options expired	(144,516)	4.29
Options exercised	(86,087)	1.15
Outstanding at March 31, 2012	1,617,846	1.51	7.12	230,760
Exercisable at March 31, 2012	1,081,890	1.72	6.46	101,746

The aggregate intrinsic value in the table above is based on the Company’s closing stock price of $1.28 and $0.95 on March 31, 2012 and June 30, 2011, respectively, which would have been received by the optionees had all in-the-money options been exercised on that date.

On August 9, 2011, the Company’s Compensation Committee recommended, and the Board of Directors approved, an award of restricted stock to each non-employee director serving as a member of the Company’s Board of Directors immediately following the 2011 Annual Meeting of Shareholders held on November 8, 2011 with the number of shares of restricted stock equal to $17,500 divided by the closing price of the Company’s common stock on the date of the Annual Meeting, rounded up to the next whole share. A total of 72,168 shares of restricted stock were granted under the 1991 Plan to the Company’s non-employee directors on the date of the Annual Meeting or 18,042 shares of restricted stock to each of the Company’s four non-employee directors. The restrictions on the restricted stock lapse on the first business day immediately prior to the date of the Company’s 2012 Annual Meeting of Shareholders if the director is serving on the board as of such date. The restricted stock award was in addition to the 10,000 share stock option granted to each non-employee director annually under the 1991 Plan.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

A summary of restricted stock award activity for the nine-month period ended March 31, 2012 is as follows:

	Number of Shares Underlying Restricted Stock Awards	Weighted-avg. Grant-Date Fair Value
Nonvested at July 1, 2011	126,608	$1.05
Shares granted	72,168	0.97
Shares forfeited	—	—
Shares vested	(60,976)	0.82
Nonvested at March 31, 2012	137,800	$1.11

As of March 31, 2012, total unrecognized compensation cost related to non-vested stock options and restricted stock awards granted under the Plan was $266,000 and $65,000, respectively. That cost is expected to be recognized over a weighted-average period of 2.2 years for non-vested stock options and 0.7 years for restricted stock awards.

6.	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and participating securities outstanding during the periods presented. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and participating securities outstanding plus all dilutive potential common shares that result from stock options. The weighted average common shares outstanding for both basic and dilutive (in thousands), were 14,778 and 14,575, for the three-months ended March 31, 2012 and 2011, respectively, and 14,723 and 14,546, for the nine-months ended March 31, 2012 and 2011, respectively.

The dilutive effect of stock options excludes approximately 1.13 million and 1.79 million options for the three and nine-months ended March 31, 2012, respectively, and 1.71 million and 1.74 million options for the three and nine-months ended March 31, 2011, respectively, for which the exercise price was higher than the average market price. In addition, 77,131 and 888 of potentially dilutive stock options where the exercise price was lower than the average market price were excluded from diluted weighted average common shares outstanding for the three-months ended March 31, 2012 and March 31, 2011, respectively, as they would be anti-dilutive due to the Company’s net loss for such periods. For the nine-months ended March 31, 2012 and 2011, there were 41,133 and 1,538 potentially dilutive stock options, respectively, excluded from diluted weighted average common shares outstanding, as they would also be anti-dilutive due to the Company’s net loss for these nine-month periods.

7.	Goodwill

The Company had approximately $3,148,000 of goodwill as of March 31, 2012 related to the acquisition of the Prostiva RF Therapy System on September 6, 2011. Please refer to Note 4 to the Notes to the Condensed Financial Statements for further information regarding this acquisition. Goodwill will be tested for impairment annually on April 30th or more frequently if changes in circumstance or the occurrence of events suggests an impairment may exist.

8.	Intangible Assets

Intangible assets as of March 31, 2012 and June 30, 2011 consisted of the following (in thousands):

	March 31, 2012			June 30, 2011
	Carrying Value	Accumulated Amortization	Net Carrying Value	Carrying Value	Accumulated Amortization	Net Carrying Value
Prostiva Acquisition
Patents and Technology	$1,529	$(99)	$1,430	—	—	—
Customer Base	531	(34)	497	—	—	—
Trademarks	325	(12)	313	—	—	—
EDAP Acquisition
Customer Base	2,300	(2,240)	60	2,300	(2,221)	79
Other	32	(1)	31	24	(1)	23
Total intangible assets	$4,717	$(2,386)	$2,331	$2,324	$(2,222)	$102

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

Amortization expense associated with intangible assets for the three and nine-months ended March 31, 2012 was $70,000 and $164,000, respectively and was $6,000 and $18,000, respectively, for the three and nine-months ended March 31, 2011. Amortization expense increased compared to prior year due to the acquisition of the Prostiva RF Therapy System on September 6, 2011. Please refer to Note 4 of the Condensed Financial Statements for further information regarding this acquisition. All intangible assets are amortized using the straight-line method over their estimated remaining useful lives. Patents and technology related to the Prostiva acquisition are being amortized over 9 years with amortization expense recorded in cost of goods sold. Customer base and trademarks related to the Prostiva acquisition are being amortized over 9 years and 16 years, respectively, with amortization expense being recorded in general and administrative expense. The customer base related to the EDAP acquisition, completed in October of 2000, is being amortized over its remaining useful life of 3 years, and other intangible assets related to patent costs are amortized upon issuance over their estimated useful lives. The amortization expense related to the EDAP customer base and other intangible assets is also recorded in general and administrative expense.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows (in thousands):

Fiscal Years
2012	$70
2013	276
2014	276
2015	258
2016	252

9.	Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis and consist of (in thousands):

	March 31, 2012	June 30, 2011
Raw materials	$516	$558
Work-in-process	135	154
Finished goods	1,518	415
Total inventories	$2,169	$1,127

The March 31, 2012 finished goods inventory balance includes the inventory acquired as a result of the September 6, 2011 Prostiva acquisition, of which approximately $591,000 remained at March 31, 2012. In addition, approximately $469,000 of the above finished goods balance represents long-term inventories that the Company does not expect to sell within the next 12 months, however they are also not considered excess or obsolete.

10.	Other Accrued Expenses

Other accrued expenses were comprised of the following as of (in thousands):

	March 31, 2012	June 30, 2011
Sales tax accrual	$187	$188
Other	483	353
Total other accrued expenses	$670	$541

11.	Income Taxes

As of June 30, 2011, the liability for gross unrecognized tax benefits was $15,000. During the three and nine-months ended March 31, 2012, there were no significant changes to the total gross unrecognized tax benefits. It is expected that the amount of unrecognized tax benefits for positions which the Company has identified will not change significantly in the next twelve months.

The Company files income tax returns in the United States (U.S.) federal jurisdiction as well as various state jurisdictions. The Company is subject to U.S. federal income tax examinations by tax authorities for fiscal years after 1996. The Company may also be subject to state income tax examinations whose regulations vary by jurisdiction.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

12.	Warranty

Some of the Company’s products, including the newly acquired Prostiva products, are covered by warranties against defects in material and workmanship for periods of up to 24 months. The Company records a liability for warranty claims during the period of the sale. The amount of the liability is based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim, and other factors.

Warranty provisions and claims for the nine-months ended March 31, 2012 and 2011 were as follows (in thousands):

Nine Months Ended	Beginning Balance	Warranty Provisions	Warranty Claims	Ending Balance

March 31, 2012	$ 10	$ 81	$ (45)	$ 46

March 31, 2011	$ 13	$ 34	$ (33)	$ 14

13.	Line of Credit

On January 11, 2012, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”). Under the Loan Agreement, SVB will make revolving advances to the Company of the lesser of $2.0 million or the defined borrowing base consisting of 80% of eligible accounts. The principal amount outstanding under the revolving line of credit will accrue interest at a floating per annum rate equal to either the prime rate plus 2.75% if the Company is Streamline Eligible, or the prime rate plus 3.75% if the Company is not Streamline Eligible. Interest is payable monthly. In order to be “Streamline Eligible,” the Company’s unrestricted cash maintained at SVB for the immediately preceding month has to be greater than the outstanding obligations as well as no event of default continuing. The Company also must meet a financial covenant that requires the Company’s maximum loss (defined as net loss adding back interest expense, depreciation and amortization, income tax expense and stock-based compensation expense), on a trailing three month period, not be greater than $1.5 million, tested on the last day of each month. In connection with the Loan Agreement, the Company granted SVB a first priority security interest in certain properties, rights and assets of the Company, specifically excluding intellectual property. All amounts borrowed by the Company under this revolving line of credit with SVB will be due January 11, 2014. As of March 31, 2012, the Company had no borrowings outstanding on this credit line.

14.	Commitments and Contingencies

Legal Proceedings

The Company has been involved in various legal proceedings and other matters that arise in the normal course of its business, including product liability claims that are inherent in the testing, production, marketing and sale of medical devices. As of March 31, 2012, the Company was not involved in any legal proceedings or other matters that would have a material effect on the financial position, liquidity or results of operations of the Company.

15.	Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08 “Testing Goodwill for Impairment” (ASU 2011-08), which amends ASC 350 “Intangibles – Goodwill and Other.” This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for fiscal years beginning after December 15, 2011. The Company does not anticipate the adoption of this statement to have an impact on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220) Presentation of Comprehensive Income”, which provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments are effective for fiscal years beginning after December 15, 2011. The amendments are to be applied retrospectively, with early adoption permitted. The Company does not anticipate the adoption of this statement to have an impact on its financial statements.

Urologix, Inc.
Notes to Condensed Financial Statements
March 31, 2012
(Unaudited)

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The Company does not anticipate the adoption of this statement to have an impact on its financial position or results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of our common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$729

FINRA filing fee	1,136

Nasdaq listing fees	65,000

Printing and engraving expenses	10,000

Legal fees and expenses	185,000

Accounting fees and expenses	60,000

Transfer agent fees	2,500

Miscellaneous fees and expenses	3,135

Total	$327,500

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited or limited by a corporation’s articles of incorporation or bylaws, the corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they: (i) have not been indemnified by another organization; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

Article VI of the Company’s Articles of Incorporation and Section 5.1 of its Bylaws provides that no director shall be personally liable to the Company or to its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the laws of the State of Minnesota as the same may exist or may hereafter be amended. Article VI of the Company’s Articles of Incorporation and Section 5.1 of its Bylaws also limits directors’ personal liability for claims of breach of fiduciary duty to the full extent permitted by the Minnesota Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 16.	EXHIBITS

(a)	Exhibits—The exhibits to the registration statement are listed in the Exhibit Index to this Registration Statement beginning on page E-1 and are incorporated herein by reference.

(b)	Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)          For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)          For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 25, 2012.

UROLOGIX, INC.

By:	/s/ Stryker Warren, Jr.
Stryker Warren, Jr.
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Urologix, Inc., hereby constitute and appoint Stryker Warren, Jr. and Brian J. Smrdel, or either of them, with power to act one without the other, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for us and in our stead, in any and all capacities to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below on May 25, 2012, by the following persons in the capacities indicated.

Signature	Title

/s/ Stryker Warren, Jr.	Chief Executive Officer (principal executive officer) and Director
Stryker Warren, Jr.

/s/ Brian J. Smrdel	Chief Financial Officer (principal financial officer and principal accounting officer)
Brian J. Smrdel

/s/ Mitchell Dann	Director
Mitchell Dann

/s/ Christopher R. Barys	Director
Christopher R. Barys

/s/ Sidney W. Emery, Jr.	Director
Sidney W. Emery, Jr.

/s/ Patrick D. Spangler	Director
Patrick D. Spangler

EXHIBIT INDEX

Exhibit Number	Document	Incorporated by Reference To:

1.1	Form of Underwriting Agreement by and between Dougherty & Company LLC and Urologix, Inc.	To be filed by amendment.

3.1	Amended and Restated Articles of Incorporation	Exhibit 3.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-03304) filed on May 28, 1996

3.2	Amended and Restated Bylaws of Urologix, Inc., as amended on December 5, 2006	Exhibit 3.2 of the Company’s Current Report on Form 8-K dated December 5, 2006

4.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock	Exhibit 1 of the Company’s Registration Statement on Form 8-A (File No. 000-28414) filed January 16, 1997

4.2	Form of Common Stock Certificate	Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A (File No. 333-03304) filed May 16, 1996

5.1	Opinion of Lindquist & Vennum, PLLP regarding the validity of the common stock being registered hereby	To be filed by amendment.

10.1	Amended and Restated Urologix, Inc. 1991 Stock Option Plan, as amended through June 21, 2008 *	Exhibit 10.1 of the Company’s Form 10-K for the year ended June 30, 2008

10.2	Letter Agreement Regarding Offer of Employment between Urologix, Inc. and Stryker Warren Jr. dated June 24, 2008 *	Exhibit 10.1 to Current Report on Form 8-K dated June 24, 2008

10.3	Letter Agreement Regarding Offer of Employment between Urologix, Inc. and Gregory Fluet dated July 14, 2008 *	Exhibit 10.1 to Current Report on Form 8-K dated July 14, 2008

10.4	Amended and Restated Letter Agreement Regarding Change In Control Benefits between Urologix, Inc. and Certain Executive Officers dated December 29, 2008 *	Exhibit 10.2 to Current Report on Form 8-K dated December 30, 2008

10.5	Letter Agreement dated April 27, 2010 regarding Offer of Employment entered into effective April 29, 2010 between Urologix, Inc. and Brian J. Smrdel *	Exhibit 10.1 to Current Report on Form 8-K dated April 29, 2010

10.6	First Amended and Restated Lease by and between Parkers Lake I Realty LLC and Urologix, Inc. dated as of August 1, 2010	Exhibit 10.1 to Current Report on Form 8-K dated September 9, 2010

10.7	Letter Agreement regarding Offer of Employment entered into effective June 1, 2010 between Urologix, Inc. and Ralph Cardinal *	Exhibit 10.7 to Annual Report on Form 10-K for the year ended June 30, 2011

10.8	Letter Agreement regarding Offer of Employment entered into effective June 3, 2011 between Urologix, Inc. and Lisa Ackermann *	Exhibit 10.1 to Current Report on Form 8-K dated June 3, 2011

E-1

Exhibit Number	Document	Incorporated by Reference To:

10.9	License Agreement dated as of September 6, 2011 by and among Medtronic, Inc., Medtronic VidaMed, Inc., and Urologix, Inc. **	Exhibit 10.1 to Current Report on Form 8-K dated September 6, 2011

10.10	Transition Services and Supply Agreement dated as of September 6, 2011 by and among Medtronic, Inc. and Urologix, Inc. **	Exhibit 10.2 to Current Report on Form 8-K dated September 6, 2011

10.11	Acquisition Option Agreement dated as of September 6, 2011 by and among Medtronic VidaMed, Inc., Medtronic, Inc., and Urologix, Inc.	Exhibit 10.3 to Current Report on Form 8-K dated September 6, 2011

10.12	Asset Purchase Agreement dated as of September 6, 2011 by and among Medtronic VidaMed, Inc., Medtronic, Inc., and Urologix, Inc.	Exhibit 10.4 to Current Report on Form 8-K dated September 6, 2011

10.13	Loan and Security Agreement dated January 11, 2012 by and between Silicon Valley Bank and Urologix, Inc.	Exhibit 10.1 to Current Report on Form 8-K dated January 11, 2012

10.14	Amended and Restated Letter Agreement Regarding Change In Control Benefits dated April 23, 2012 between Urologix, Inc. and Certain Executive Officers *	Exhibit 10.1 to Current Report on Form 8-K dated April 19, 2012

23.1	Consent of Lindquist & Vennum, PLLP	Included in Exhibit 5.1

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	Attached hereto

23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	Attached hereto

24.1	Power of Attorney	Page II-3 hereto

101.INS	XBRL Instance Document***	Attached hereto

101.SCH	XBRL Extension Schema Document***	Attached hereto

101.CAL	XBRL Extension Calculation Linkbase Document***	Attached hereto

101.DEF	XBRL Extension Definition Linkbase Document***	Attached hereto

101.LAB	XBRL Extension Labels Linkbase Document***	Attached hereto

101.PRE	XBRL Extension Presentation Linkbase Document***	Attached hereto

*	Indicates a management contract or compensatory plan or arrangement.
**

Certain portions of this exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2. Spaces corresponding to the deleted portions are represented by brackets with asterisks.

***

In accordance with Rule 406T of Regulation S-T, this information is deemed not ”filed” or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended.

E-2